Table of Contents

As confidentially submitted to the U.S. Securities and Exchange Commission on November 13, 2024.
This draft registration statement has not been publicly filed with the U.S. Securities and
Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-[*]

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM F-1

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

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GEBE Environmental Technology Limited
(Exact name of registrant as specified in its charter)

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British Virgin Islands	0800	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

5000 Ang Mo Kio Avenue 5, #02-04, Techplace II,
Singapore 569870

+65 6793 7888
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

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[_]

(Name, address, including zip code, and telephone number, including area code, of agent for service)

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With a Copy to:

Ying Li, Esq. Brian B. Margolis, Esq. Hunter Taubman Fischer & Li LLC 950 Third Avenue, 19th Floor New York, NY 10022 (212) 530-2210	Fang Liu, Esq. VCL Law LLP 1945 Old Gallows Road, Suite 260 Vienna, VA 22182 (703) 919-7285

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Approximate date of commencement of proposed sale to the public: Promptly after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

EXPLANATORY NOTE

Pursuant to the applicable provisions of the Fixing America’s Surface Transportation Act, we are omitting our interim financial statements for the periods ended June 30, 2024 and 2023 because they relate to historical periods that we believe will not be required to be included in the prospectus at the time of the contemplated offering. We intend to amend this registration statement to include all financial information required by Form F-1, including financial statements sufficiently current to comply with the requirements of Item 8.A of Form 20-F, at the date of such amendment before distributing a prospectus to investors.

The information in this prospectus is not complete and may be changed. We may not sell the securities until the registration statement filed with the U.S. Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting any offer to buy these securities in any jurisdiction where such offer or sale is not permitted.

SUBJECT TO COMPLETION	PRELIMINARY PROSPECTUS DATED [*], 2024

[*] Ordinary Shares

GEBE Environmental Technology Limited

This is an initial public offering of our ordinary shares, no par value (“Ordinary Shares”). Prior to this offering, there has been no public market for our Ordinary Shares. We expect the initial public offering price of our Ordinary Shares to be in the range of $[*] to $[*] per share.

We intend to reserve the symbol “[*]” for purposes of listing our Ordinary Shares on the Nasdaq Capital Market and plan to list our Ordinary Shares on the Nasdaq Capital Market. It is a condition to the closing of this offering that our Ordinary Shares qualify for listing on a national securities exchange.

Investing in our Ordinary Shares involves a high degree of risk, including the risk of losing your entire investment. See “Risk Factors” beginning on page 11 to read about factors you should consider before buying our Ordinary Shares.

We are an “emerging growth company” as defined under the federal securities laws and will be subject to reduced public company reporting requirements. Please read the disclosures beginning on page [ ] of this prospectus for more information.

Upon the completion of this offering, our controlling shareholder, Gek Hong (Joyce) Toh (or “Joyce Tay”), will own [ ]% of our total issued and outstanding Ordinary Shares, assuming that the underwriters do not exercise their over-allotment option, or [ ]% of our total issued and outstanding Ordinary Shares, assuming that the over-allotment option is exercised in full. As a result, we may be deemed a “controlled company” as defined under Nasdaq Listing Rule 5615(c) if our controlling shareholder, Ms. Toh, holds more than 50% of the voting power and therefore has the ability to control the outcome of matters submitted to shareholders for approval, including the election of directors. For so long as we remain a “controlled company,” we are permitted to elect not to comply with certain corporate governance requirements. We do not plan to rely on these exemptions, but we may elect to do so after we complete this offering. See “Risk Factors — Risks Relating to this Offering and the Trading Market — After the completion of this offering, share ownership will remain concentrated in the hands of our largest shareholder and management, who will continue to be able to exercise a direct or indirect controlling influence on us.”

	Per Share	Total Without Over-Allotment Option	Total With Over-Allotment Option
Initial public offering price	$	$	$
Underwriters’ discounts(1)	$	$	$
Proceeds to our company before expenses	$	$	$
____________

(1)	Represents underwriting discounts equal to 7% per Ordinary Share.

We expect our total cash expenses for this offering (including cash expenses payable to our underwriters for their out-of-pocket expenses) to be approximately $ [*], exclusive of the above discounts. In addition, we will pay additional items of value in connection with this offering that are viewed by the Financial Industry Regulatory Authority, or FINRA, as underwriting compensation. These payments will further reduce proceeds available to us before expenses See “Underwriting.”

This offering is being conducted on a firm commitment basis. The underwriters are obligated to take and pay for all of the Ordinary Shares if any such Ordinary Shares are taken. We have granted the Representative an option, exercisable for 45 days after the closing of this offering, to purchase up to an additional 15% of the Ordinary Shares on the same terms as the other Ordinary Shares being purchased by the Representative from us. If the underwriters exercise the option in full, the total underwriting discounts payable will be $[*] based on an assumed initial public offering price of $[*] per Ordinary Share (the midpoint of the price range set forth on the cover page of this prospectus), and the total gross proceeds to us, before underwriting discounts and expenses, will be $[*].

The underwriters expect to deliver the Ordinary Shares against payment in U.S. dollars in New York, New York on or about [•], 2024.

We are an “emerging growth company” as defined under the federal securities laws and, as such, will be subject to reduced public company reporting requirements. See “Prospectus Summary— Implications of Being an Emerging Growth Company and a Foreign Private Issuer” for additional information.

Neither the U.S. Securities and Exchange Commission nor any state securities commission nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

CATHAY SECURITIES, INC.

Prospectus dated [•], 2024

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About this Prospectus

We and the underwriters have not authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses prepared by us or on our behalf or to which we have referred you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the Ordinary Shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted or where the person making the offer or sale is not qualified to do so or to any person to whom it is not permitted to make such offer or sale. For the avoidance of doubt, no offer or invitation to subscribe for Ordinary Shares is made to the public in the British Virgin Islands.

We are responsible for the information contained in this prospectus and any free writing prospectus we prepare or authorize. We have not, and the underwriters have not, authorized anyone to provide you with different information, and we and the underwriters take no responsibility for any other information others may give you. We are not, and the underwriters are not, making an offer to sell our Ordinary Shares in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front cover of this prospectus, regardless of the time of delivery of this prospectus or the sale of any Ordinary Shares. Our business, financial condition, results of operations, and prospects may have changed since that date.

For investors outside the United States: Neither we nor the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction, other than the United States, where action for that purpose is required. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the Ordinary Shares and the distribution of this prospectus outside the United States.

Our Company is incorporated under the laws of the British Virgin Islands and a majority of our issued and outstanding Ordinary Shares are owned by non-U.S. residents. Under the rules of the U.S. Securities and Exchange Commission, or the SEC, we currently qualify for treatment as a “foreign private issuer.” As a foreign private issuer, we will not be required to file periodic reports and financial statements with the Securities and Exchange Commission, or the SEC, as frequently or as promptly as domestic registrants whose securities are registered under the Securities Exchange Act of 1934, as amended, or the Exchange Act.

Until and including , 2024 (twenty-five (25) days after the date of this prospectus), all dealers that buy, sell or trade our Ordinary Shares, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

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Conventions that Apply to this Prospectus

Unless otherwise indicated or the context requires otherwise, references in this prospectus to:

•	“Articles” or “Articles of Association” are to the amended and restated articles of association of our Company as amended on [ ] 2024, and as may be amended from time to time;

•	“BVI” are to the British Virgin Islands;

•	“BVI Act” are to the BVI Business Companies Act (as amended);

•	“Garden Beau” or “the operating entity” are to GARDEN BEAU PTE LTD, a private company limited by shares incorporated under the laws of Singapore, which is a wholly owned subsidiary of GEBE;

•	“GEBE” are to GEBE Environmental Technology Limited, a BVI business company limited by shares incorporated under the laws of the British Virgin Islands with company number 2151869;

•	“Insolvency Act” are to the Insolvency Act (as amended) of the BVI;

•	“Malaysian ringgit” are to the legal currency of Malaysia;

•	“Memorandum” or “Memorandum of Association” are to the amended and restated memorandum of association of our Company as amended on [ ] 2024, and as may be amended from time to time;

•	“Nasdaq” are to the Nasdaq Stock Market LLC;

•	“Ordinary Shares” are to ordinary shares, no par value, of GEBE;

•	“SEC” are to the U.S. Securities and Exchange Commission;

•	“Singapore dollars,” “SGD,” and “S$” are to the legal currency of Singapore;

•	“U.S. dollars”, “$”, “USD” and “dollars” are to the legal currency of the United States; and

•	“we,” “us,” “our,” “our Group,” “our Company,” or the “Company” are to GEBE and its subsidiary on a consolidated basis.

Unless the context indicates otherwise, all information in this prospectus assumes no exercise by the underwriters of their over-allotment option.

GEBE is a BVI business company limited by shares incorporated under the BVI Act. Our business is mainly conducted by our subsidiary, Garden Beau, located in Singapore and uses Singapore dollars (SGD) as its functional currency. Our consolidated financial statements are presented in Singapore dollars. In this prospectus, we refer to assets, obligations, commitments, and liabilities in our consolidated financial statements in U.S. dollars. Certain dollar references are based on the exchange rate of Singapore dollars to U.S. dollars, determined as of a specific date or for a specific period. Changes in the exchange rate will affect the amount of our obligations and the value of our assets in terms of U.S. dollars which may result in an increase or decrease in the amount of our obligations (expressed in dollars) and the value of our assets, including accounts receivable (expressed in dollars).

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PROSPECTUS SUMMARY

The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements included elsewhere in this prospectus. In addition to this summary, we urge you to read the entire prospectus carefully, especially the risks of investing in our Ordinary Shares, discussed under “Risk Factors,” before deciding whether to invest in our Ordinary Shares.

Overview

Our Group is a provider of nature-based green sustainability solutions based in Singapore. We integrate sustainability into our core business practices, embracing innovation and demonstrating a genuine commitment to environmental and social responsibility. Through the operating entity, we provide commercial nature-based green sustainability solutions to our customers through three types of services: forest rejuvenation services, environmental improvement services, and landscaping and gardening services. The operating entity has delivered a wide range of projects across a variety of public and private settings, from urban waterfronts to tropical rainforest. The operating entity’s services to the private sector include those to commercial buildings, condominiums, government buildings and theme parks. Through the operating entity, we also provide our services to the public sector, including to public parks and public theme parks.

We believe that our Group’s ability to systematically deliver sustainable and high-quality forest rejuvenation services, environmental improvement services, and landscaping and gardening services is the foundation of our value proposition to our customers. Through the operating entity, we are an established provider of nature-based green sustainability solutions with an operating history and track record of more than 34 years. The operating entity’s decades of experience in the industry have enabled us to fine-tune our methods and processes to understand and meet the nature-based green sustainability solutions requirements of our customers.

The operating entity’s nature-based green sustainability solutions include the provision of a broad spectrum of expert services from structural improvement, as well as project management. Through the operating entity, we have an established network of subcontractors with whom we work to deliver integrated nature-based green sustainability solutions, including arborists, green wall specialists, and environmental specialists such as bird specialists, soil specialists, and wildlife shepherding specialists. We believe that being an integrated nature-based green sustainability solutions provider places our Group in a better position to undertake more complex projects and attract a diverse set of customers and, as a result, enhances our competitiveness.

We believe that our focus on sustainability represents opportunities for our Group to grow our nature-based green sustainability solutions business amid the collective movement towards achieving net zero emissions and the broad shift toward sustainability as a key consideration across industries.

Competitive Strengths

We believe the following competitive strengths are essential for our success and differentiate us from our competitors:

•	established operating history, track record, and reputation;

•	broad spectrum of integrated services;

•	commitment to sustainability; and

•	experienced management team and staff.

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Growth Strategies

We intend to develop our business and strengthen brand loyalty by implementing the following strategies:

•	increase our market share in Singapore;

•	expand our services overseas;

•	adopt technology and conduct research and development to harness manpower efficiencies; and

•	engage in strategic mergers and acquisitions.

Corporate History and Structure

Garden Beau was established on June 11, 1991, as a private company limited by shares organized under the laws of Singapore.

The following chart illustrates our corporate structure upon completion of this offering, based on 13,888,000 Ordinary Shares issued and outstanding as of the date of this prospectus and [ ] Ordinary Shares to be sold in this offering, assuming no exercise of the underwriters’ over-allotment option. For more details on our corporate history, please refer to “Corporate History and Structure.”

Pre-IPO%
/Post-IPO%
Toh Gek Hong
Public
Shareholders
100%/[ ]%
0%/[ ]%
GEBE Environmental Technology Limited
"GEBE"
BVI, 2024
100%
Garden Beau Pte Ltd
"Garden Beau"
Singapore, 1991

Summary of Risk Factors

Investing in our Ordinary Shares involves significant risks. You should carefully consider all of the information in this prospectus before making an investment in our Ordinary Shares. Below please find a summary of the principal risks we face, organized under relevant headings. These risks are discussed more fully in the section titled “Risk Factors.”

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Risks Related to Our Business and Industry

Risks and uncertainties related to our business include, but are not limited to, the following:

•	our business is affected by general business and economic conditions, which could adversely affect our financial condition, results of operations and cash flows (see page 11 of this prospectus);

•	we operate in a highly competitive industry, and we may not be able to compete successfully against existing or new competitors, which could reduce our market share and adversely affect our competitive position and financial performance (see page 11 of this prospectus);

•	if we fail to manage our growth or successfully implement our business strategies and/or future plans, we may not be able to take advantage of market opportunities or meet the demands of our customers. (see page 12 of this prospectus);

•	we may be unable to find suitable acquisition or investment targets (see page 13 of this prospectus);

•	we may face significant warranty claims which may affect our cash flows and financial position (see page 13 of this prospectus);

•	we depend on the availability of key supplies at stable prices and are susceptible to any disruptions to our key suppliers (see page 14 of this prospectus);

•	our business may be affected by any increase in labor costs which will lead to an increase in our operating costs and materially and adversely affect our business, financial condition, results of operation and cash flows (see page 15 of this prospectus);

•	we are exposed to project cost overruns thereby eroding our profit margin (see page 16 of this prospectus);

•	our business depends substantially on the continuing efforts of our management and other personnel, and the loss of services of any of our executive directors without suitable and timely replacements may materially and adversely affect our business, financial condition and results of operations (see page 16 of this prospectus);

•	the labor-intensive nature of our business makes us reliant on labor and vulnerable to fluctuations in labor supply (see page 17 of this prospectus);

•	the security bonds furnished by us may be forfeited if our foreign workers are missing or in breach of any conditions of their work permits (see page 18 of this prospectus);

•	our subcontractors may default on their obligations, and we may be subject to cost overruns or may be exposed to the risk of incurring liquidated damages or litigation and claims for damages (see page 18 of this prospectus);

•	any negligence, misconduct or unsatisfactory work by employees may have an adverse effect on us (see page 18 of this prospectus);

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•	adverse credit and financial market conditions could cause our customers to incur liquidity issues that could lead them to default on their obligations and breach their contract with us, which could negatively impact our business, financial position, results of operations and cash flows (see page 19 of this prospectus);

•	we are subject to laws, regulations and policies imposed by various government and regulatory authorities which may result in increased compliance costs, or restrict or hamper our business or operations, and/or result in higher operating costs (see page 19 of this prospectus);

•	we are subject to registration requirements and require certain registrations, permits and approvals for our operations and failure to comply with such requirements may result in our registrations, permits and approvals being downgraded, suspended or cancelled (see page 19 of this prospectus);

•	we may be involved in legal, regulatory, and other proceedings arising out of our operations, and may be subject to sanctions or incur costs from such proceedings (see page 20 of this prospectus);

•	we lease premises for our operations and there is no certainty that we will be able to lease new premises or renew existing leases on terms acceptable to us or at all (see page 21 of this prospectus);

•	we may be subject to damage and disruptions to our IT systems which may cause disruptions to our business and reduce our productivity, customer satisfaction, and/or materially and adversely affect our business, financial condition and results of operations (see page 21 of this prospectus);

•	we depend on the strength of our reputation and brand and any deterioration of our brand image could negatively affect our ability to retain our existing customers, engage new customers, or source suppliers (see page 22 of this prospectus);

•	we may be unable to obtain future financing on favourable terms, or at all, to fund expected capital expenditure, take potential acquisition opportunities, or meet working capital requirements (see page 22 of this prospectus);

•	our insurance coverage may not be adequate to cover all losses or claims arising in the course of our operations (see page 23 of this prospectus);

•	The COVID-19 pandemic has affected, and could continue to affect, the global economy as a whole and the markets in which we operate (see page 23 of this prospectus); and

Risks Relating to this Offering and the Trading Market

In addition to the risks described above, we are subject to general risks and uncertainties relating to this offering and the trading market, including, but not limited to, the following:

•	After the completion of this offering, share ownership will remain concentrated in the hands of our largest shareholder Gek Hong Toh, who will continue to be able to exercise a direct or indirect controlling influence on us (see page 25 of this prospectus);

•	there has been no public market for our Ordinary Shares prior to this offering, and you may not be able to resell our Ordinary Shares at or above the price you pay for them, or at all (see page 25 of this prospectus);

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•	the initial public offering price for our Ordinary Shares may not be indicative of prices that will prevail in the trading market and such market prices may be volatile (see page 25 of this prospectus);

•	certain recent initial public offerings of companies with public floats comparable to our anticipated public float have experienced extreme volatility that was seemingly unrelated to the underlying performance of the respective company. We may experience similar volatility, which may make it difficult for prospective investors to assess the value of our Ordinary Shares (see page 25 of this prospectus);

•	you will experience immediate and substantial dilution in the net tangible book value of Ordinary Shares purchased, with an immediate dilution of $[*] per share if the underwriters do not exercise their over-allotment option and $[*] if the underwriters exercise their over-allotment option in full, assuming an initial public offering price of $[*] (see page 26 of this prospectus);

•	if we fail to implement and maintain an effective system of internal controls, we may fail to meet our reporting obligations or be unable to accurately report our results of operations or prevent fraud, and investor confidence and the market price of our Ordinary Shares may be materially and adversely affected (see page 26 of this prospectus);

•	we will incur substantial increased costs as a result of being a public company (see page 27 of this prospectus);

•	substantial future sales of our Ordinary Shares or the anticipation of future sales of our Ordinary Shares in the public market could cause the price of our Ordinary Shares to decline (see page 27 of this prospectus);

•	we do not intend to pay dividends for the foreseeable future (see page 27 of this prospectus);

•	if securities or industry analysts do not publish research or reports about our business, or if they publish a negative report regarding our Ordinary Shares, the price of our Ordinary Shares and trading volume could decline (see page 28 of this prospectus);

•	the market price of our Ordinary Shares may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the initial public offering price (see page 28 of this prospectus);

•	our management has broad discretion to determine how to use the funds raised in the offering and may use them in ways that may not enhance our results of operations or the price of our Ordinary Shares (see page 29 of this prospectus);

•	if we cease to qualify as a foreign private issuer, we would be required to comply fully with the reporting requirements of the Exchange Act applicable to U.S. domestic issuers, and we would incur significant additional legal, accounting and other expenses that we would not incur as a foreign private issuer (see page 29 of this prospectus);

•	because we are a foreign private issuer and are exempt from certain corporate governance standards established by the national securities exchanges that are applicable to U.S. issuers, you have less protection than you would have if we were a domestic issuer (see page 29 of this prospectus);

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•	if we cannot continue to satisfy the listing requirements and other rules of the Nasdaq Capital Market, our securities may be delisted, which could negatively impact the price of our securities and your ability to sell them (see page 29 of this prospectus);

•	anti-takeover provisions in our articles of association may discourage, delay, or prevent a change in control (see page 30 of this prospectus);

•	we are an “emerging growth company” within the meaning of the Securities Act, and if we take advantage of certain exemptions from disclosure requirements available to emerging growth companies, this will make it more difficult to compare our performance with other public companies (see page 31 of this prospectus);

•	the laws of the British Virgin Islands may not provide our shareholders with benefits comparable to those provided to shareholders of corporations incorporated in the United States (see page 31 of this prospectus); and

•	you may have difficulty enforcing judgments against us (see page 31 of this prospectus).

Corporate Information

Our principal executive office is located at 37, Jalan Jendela, Woodlands Park, Singapore 739705, and our phone number is +65 8693 3700. Our registered office in the British Virgin Islands is located at Commerce House, Wickhams Cay 1, P.O. Box 3140, Road Town, Tortola, VG1110, British Virgin Islands. We maintain a corporate website at https://gardenbeau.com.sg/. The information contained in, or accessible from, our website or any other website does not constitute a part of this prospectus.

Our agent for service of process in the United States is [    ].

Impact of the COVID-19 Pandemic on Our Operations and Financial Performance

As of the date of this prospectus, the impact of Coronavirus Disease 2019 (“COVID-19”) on our business has been limited, but our prospects and results of operations may depend on future developments of the COVID-19 pandemic, which are highly uncertain and cannot be predicted as of the date of this prospectus. The impact of the COVID-19 pandemic on our business going forward will depend on a range of factors which we are not able to accurately predict, including the duration and scope of the pandemic, a repeat of the spike in the number of COVID-19 cases, the geographic regions impacted, the impact of the pandemic on economic activity and the nature and severity of measures adopted by governments, including restrictions on travel, mandates to avoid large gatherings and orders to self-quarantine or shelter in place. The COVID-19 pandemic could also limit the ability of customers, suppliers and business partners to perform. Even after the COVID-19 pandemic has subsided, we may continue to experience an adverse impact to our business as a result of the COVID-19 pandemic’s global economic impact, including any economic recession that has occurred or may occur in the future that will have an impact in the growth of the landscape service industry.

See “Risk Factors — Risks Related to Our Business and Industry — The COVID-19 pandemic has affected, and could continue to affect, the global economy as a whole and the markets in which we operate.” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations — COVID-19 Pandemic Affecting Our Results of Operations.”

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Implications of Our Being an “Emerging Growth Company”

As a company with less than $1.235 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the “JOBS Act.” An “emerging growth company” may take advantage of reduced reporting requirements that are otherwise applicable to larger public companies. In particular, as an emerging growth company, we:

•	may present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations;

•	are not required to provide a detailed narrative disclosure discussing our compensation principles, objectives and elements and analyzing how those elements fit with our principles and objectives, which is commonly referred to as “compensation discussion and analysis”;

•	are not required to obtain an attestation and report from our auditors on our management’s assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002;

•	are not required to obtain a non-binding advisory vote from our shareholders on executive compensation or golden parachute arrangements (commonly referred to as the “say-on-pay,” “say-on frequency,” and “say-on-golden-parachute” votes);

•	are exempt from certain executive compensation disclosure provisions requiring a pay-for-performance graph and chief executive officer pay ratio disclosure;

•	are eligible to claim longer phase-in periods for the adoption of new or revised financial accounting standards under §107 of the JOBS Act; and

•	will not be required to conduct an evaluation of our internal control over financial reporting until our second annual report on Form 20-F following the effectiveness of our initial public offering.

We intend to take advantage of all of these reduced reporting requirements and exemptions, including the longer phase-in periods for the adoption of new or revised financial accounting standards under §107 of the JOBS Act. Our election to use the phase-in periods may make it difficult to compare our financial statements to those of non-emerging growth companies and other emerging growth companies that have opted out of the phase-in periods under §107 of the JOBS Act.

Under the JOBS Act, we may take advantage of the above-described reduced reporting requirements and exemptions until we no longer meet the definition of an emerging growth company. The JOBS Act provides that we would cease to be an “emerging growth company” at the end of the fiscal year in which the fifth anniversary of our initial sale of common equity pursuant to a registration statement declared effective under the Securities Act of 1933, as amended (the “Securities Act”) occurred, if we have more than $1.235 billion in annual revenue, have more than $700 million in market value of our Ordinary Shares held by non-affiliates, or issue more than $1 billion in principal amount of non-convertible debt over a three-year period.

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Foreign Private Issuer Status

We are a foreign private issuer within the meaning of the rules under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). As such, we are exempt from certain provisions applicable to United States domestic public companies. For example:

•	we are not required to provide as many Exchange Act reports, or as frequently, as a domestic public company;

•	for interim reporting, we are permitted to comply solely with our home country requirements, which are less rigorous than the rules that apply to domestic public companies;

•	we are not required to provide the same level of disclosure on certain issues, such as executive compensation;

•	we are exempt from provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information;

•	we are not required to comply with the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act; and

•	we are not required to comply with Section 16 of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and establishing insider liability for profits realized from any “short-swing” trading transaction.

We will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

The Nasdaq listing rules provide that a foreign private issuer may follow the practices of its home country, which for us is the British Virgin Islands, rather than the Nasdaq rules as to certain corporate governance requirements, including the requirement that the issuer have a majority of independent directors, the audit committee, compensation committee, and nominating and corporate governance committee requirements, the requirement to disclose third-party director and nominee compensation, and the requirement to distribute annual and interim reports. A foreign private issuer that follows a home country practice in lieu of one or more of the listing rules is required to disclose in its annual reports filed with the SEC each requirement that it does not follow and describe the home country practice followed by the issuer in lieu of such requirements. Although we do not currently intend to take advantage of these exceptions to the Nasdaq corporate governance rules, we may in the future take advantage of one or more of these exemptions. See “Risk Factors — Risks Relating to this Offering and the Trading Market — Because we are a foreign private issuer and are exempt from certain corporate governance standards established by the national securities exchanges that are applicable to U.S. issuers, you have less protection than you would have if we were a domestic issuer.”

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Implication of Being a Controlled Company

We are and will continue, following this offering, to be a “controlled company” within the meaning of the Nasdaq Stock Market Rules and, as a result, may rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.

Upon the completion of this offering, our controlling shareholder, Gek Hong Toh, will own [ ]% of our total issued and outstanding Ordinary Shares, assuming that the underwriters do not exercise their over-allotment option, or [ ]% of our total issued and outstanding Ordinary Shares, assuming that the over-allotment option is exercised in full. As a result, we may be deemed a “controlled company” as defined under Nasdaq Listing Rule 5615(c) if our controlling shareholder, Ms. Toh, holds more than 50% of the voting power and therefore has the ability to control the outcome of matters submitted to shareholders for approval, including the election of directors.

For so long as we are a controlled company, we are permitted to elect not to comply with certain stock exchange rules regarding corporate governance, including the following requirements:

•	that a majority of our board of directors consist of independent directors;
•	that our director nominees be selected or recommended for the board’s selection by a majority of the board’s independent directors in a vote in which only independent directors participate or by a nominating committee comprised solely of independent directors, in either case, with a formal written charter or board resolutions, as applicable, addressing the nominations process and such related matters as may be required under the U.S. federal securities laws; and
•	that our compensation committee be composed solely of independent directors with a written charter addressing the committee’s purpose and responsibilities.

As a result, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

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THE OFFERING

Securities offered by us	[*] Ordinary Shares

Price per Ordinary Share	We currently estimate that the initial public offering price will be in the range of $[*] to $[*] per Ordinary Share.

Ordinary Shares issued and outstanding prior to the completion of this offering	13,888,000 Ordinary Shares See “Description of Share Capital” for more information.

Ordinary Shares issued and outstanding immediately after the completion of this offering

[*] Ordinary Shares assuming no exercise of the underwriters’ over-allotment option and excluding [*] Ordinary Shares underlying the Representative’s Warrants.

[*] Ordinary Shares assuming full exercise of the underwriters’ over-allotment option and excluding [*] Ordinary Shares underlying the Representative’s Warrants.

Over-allotment option	We have granted the underwriters an option, exercisable for 45 days from the date of this prospectus, to purchase up to an aggregate of [*] additional Ordinary Shares at the initial public offering price, less underwriting discounts.

Listing	We plan to have our Ordinary Shares listed on the Nasdaq Capital Market. At this time, Nasdaq has not yet approved our application to list our Ordinary Shares. The closing of this offering is conditioned upon Nasdaq’s final approval of our listing application, and there is no guarantee or assurance that our Ordinary Shares will be approved for listing on Nasdaq.

Proposed Symbol	“[*]”

Transfer Agent	[*]

Use of proceeds	We intend to use the proceeds from the offering for overseas expansion, conducting mergers and acquisitions, and working capital. See “Use of Proceeds” on page 37 for more information.

Lock-up	The Company’s directors, officers and holders of more than 5% of the Company’s Ordinary Shares have agreed to enter into a customary “lock-up” agreement in favor of the Representative for a period of six (6) months starting from the date of this prospectus, and each of the Company and any successors of the Company has agreed, for a period of six (6) months from the closing of this offering, that each will not (a) offer, sell, or otherwise transfer or dispose of, directly or indirectly, any Ordinary Shares of the Company or any securities convertible into or exercisable or exchangeable for Ordinary Shares of the Company; or (b) file or caused to be filed any registration statement with the SEC relating to the offering of any Ordinary Shares of the Company or any securities convertible into or exercisable or exchangeable for Ordinary Shares of the Company. See “Shares Eligible for Future Sale” and “Underwriting” for more information.

Risk factors	The Ordinary Shares offered hereby involve a high degree of risk. You should read “Risk Factors” beginning on page 11 for a discussion of factors to consider before deciding to invest in our Ordinary Shares.

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RISK FACTORS

An investment in our Ordinary Shares involves a high degree of risk. Before deciding whether to invest in our Ordinary Shares, you should consider carefully the risks described below, together with all of the other information set forth in this prospectus, including the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes. If any of these risks actually occurs, our business, financial condition, results of operations, or cash flow could be materially and adversely affected, which could cause the trading price of our Ordinary Shares to decline, resulting in a loss of all or part of your investment. The risks described below and discussed in other parts of this prospectus are not the only ones that we face. Additional risks not presently known to us or that we currently deem immaterial may also affect our business. You should only consider investing in our Ordinary Shares if you can bear the risk of loss of your entire investment.

Risks Related to Our Business and Industry

Our business is affected by general business and economic conditions, which could adversely affect our financial condition, results of operations and cash flows.

Demand for our environmental and landscaping services is affected by general business and economic conditions in Singapore, where our operations are based, including the level of construction activity, the condition of the real estate markets, interest rate fluctuations, inflation, unemployment rate and wage levels, tax rates, capital spending, and the strength of the Singaporean economy in general. In the event that these factors negatively impact the timing or the ultimate collection of our accounts receivable, our business, financial position, results of operations, and cash flows could be adversely affected. During an economic downturn, our customers may reduce their spending on environmental and landscaping services. They may seek lower-cost service providers or generally reduce the size and complexity of their new environmental and landscaping development projects, leading to a reduction in demand for our environmental and landscaping services. Notwithstanding that we have worked to position ourselves as a high-quality provider of environmental and landscaping services in Singapore, in the face of adverse general business and economic conditions, we may be forced to compete for business opportunities and market share on the basis of price and may lose out to lower-cost service providers. In such a situation, our business, financial condition, and results of operations may be materially and adversely affected.

We operate in a highly competitive industry, and we may not be able to compete successfully against existing or new competitors, which could reduce our market share and adversely affect our competitive position and financial performance.

The landscape service industry in Singapore is highly competitive, with relatively low barriers to entry, resulting in a large number of service providers. Some of our competitors may have more established brand names and longer track records or may be able to provide a wider range of environmental and landscaping services than us. Our competitors may better understand the market for environmental and landscaping services than we do, provide services of a superior quality to ours, deliver similar services at a lower cost, develop stronger relationships with our existing and potential customers, adapt more quickly to evolving customer requirements than we do, or access financing on more favorable terms than we can. If we are unable to differentiate our service offerings and standards from our competitors, we may not be able to compete effectively, which could have a material adverse effect on our business, financial position, and results of operations.

In deciding whether to engage our services, our customers consider factors such as the quality, scope, and price of our services. We have worked to position ourselves as a high-quality provider of environmental and landscaping services and we compete predominantly on the quality and scope of our services, instead of on the basis of price. If we are unable to differentiate our services on the basis of service quality and scope, our existing customers may switch to lower cost service providers, and potential customers may choose not to engage our services. There is no assurance that we will be able to continue competing successfully against our competitors, and if we are unable to compete effectively, successfully, and at a reasonable cost against our existing and potential competitors, our business, financial condition and results of operations may be materially and adversely affected.

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As the barriers to entry to the landscape service industry are low, our former employees may start businesses similar to ours and compete directly with us. The current employment agreements entered into among Garden Beau and each of its employees do not contain non-competition provisions. Any increased competition from businesses started by former employees, who are familiar with our business operations and who may have established relationships with our customers and suppliers, may reduce our market share and adversely affect our business, financial position and results of operations.

If we fail to manage our growth or successfully implement our business strategies and/or future plans, we may not be able to take advantage of market opportunities or meet the demands of our customers.

As part of our development strategy, we intend to increase our market share in Singapore, expand our services overseas, adopt new technology and conduct research and development to harness manpower efficiencies, and engage in strategic downstream acquisitions (For details, see “Business—Our Strategy”). Such future plans are based on our current intentions and assumptions relating to the present market conditions, and our long-term success is dependent on the successful implementation of our business strategies. The expansion would require our management’s attention and the diversion of significant resources away from our core profitable business focuses. As a result, our existing business operations may be disrupted or hindered, which may have a negative impact on our results of operations and revenues. Our business strategies may be hindered by factors beyond our control, such as general market conditions, government policies relevant to our industry, our ability to maintain our existing competitive advantages, and new market entrants. There is no assurance that we will be able to implement our business strategies and future plans effectively. If we fail to do so, our business, financial condition, and results of operations may be materially and adversely affected.

As we continue to grow our business, we may face challenges in managing our growth, including but not limited to effectively managing our daily operations, controlling costs in a competitive environment, keeping up with changing market trends and consumer preferences, retaining existing customers and attracting new customers, remaining competitive in our industry, effectively managing our supply chain and ensuring our third-party suppliers continue to meet our quality and other standards and satisfy our future operational needs, attracting, training and retaining sufficient workers to support our growing operations, and ensuring full compliance with relevant laws and regulations.

Any of the foregoing challenges may delay or obstruct our growth strategies, which may hinder our growth or cause us to incur losses. Our business has grown substantially since our inception, and we expect it to continue to grow in terms of the scale and diversity of operations. Since the inception of Garden Beau, we have expanded our scope of services provided through the operating entity beyond landscaping and gardening services to include forest rejuvenation services and environmental improvement services. However, we may incur significant expenses in our pursuits to increase our market share in Singapore and expand our services overseas. The operating entity has significantly expanded its headcount and office facilities, and we anticipate further expansion in terms of its customer base and business partner relationships. This expansion increases the complexity of the operating entity’s operations and may cause strain on its managerial, operational and financial resources. The operating entity must continue to hire, train, and effectively manage new employees. If the new hires perform poorly or if the operating entity is unsuccessful in hiring, training, managing and integrating new employees, our business, financial condition and results of operations may be materially harmed. The expansion of the operating entity’s business will also require it to maintain the consistency of its service offerings to ensure that its market reputation does not suffer as a result of any deviations, whether actual or perceived, in the quality of their services. If we fail to manage our expansion in a cost-effective manner or if the costs incurred in implementing our business strategies and future plans do not result in expected returns, our business, financial condition, and results of operations may be materially and adversely affected.

We may also be required, from time to time, to revise our growth strategies and future plans to adapt to the market conditions, as well as any other unforeseen challenges we may encounter in the future. As part of our strategy, we plan to allocate appropriate resources, apply for relevant government grants, and collaborate with third parties who have the relevant expertise to conduct research on and to develop equipment and technology to improve the management, automation, efficiency, and productivity of our service processes in the future. There is no assurance that our investments in technology and research and development will be successful or will improve the efficiency and productivity of our operations. We will also incur significant costs in investing in technology and research and development, and there is no assurance that such costs expended will translate into higher revenue.

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In the event that we are unable to implement our business strategies and future plans successfully and in a cost-effective manner, or if our investments in technology and research and development do not result in expected returns, our business, financial condition, and results of operations may be materially and adversely affected.

We may be unable to find suitable acquisition or investment targets.

Among our strategies, we intend to engage in strategic downstream acquisitions, and in connection with this, we may enter into negotiations or agreements relating to potential investments or acquisitions in the future. To expand our business, we would acquire companies that already have an established brand and market presence offering nature based solutions, which would enable us to efficiently expand the scope of our service offerings to include a full range of nature based solutions. If we are unable to identify suitable targets and execute the transactions as planned or at all, there could be a material and adverse effect on our business, growth rates and results of operations. Even if we do identify appropriate targets, the success of any material acquisition or investment will depend on a number of factors, including but not limited to: (a) our ability to acquire businesses on a cost-effective basis; (b) our ability to manage regulatory and compliance risks associated with the acquisition or investments into new industries or jurisdictions; (c) our ability to integrate acquired personnel, operations, products and technologies into our existing organization effectively; (d) our ability to retain and motivate key personnel and to retain the customers of the acquired businesses; (e) our ability to influence the management of such companies in a way that is favorable to our business and growth strategies; and (f) whether such businesses may generate operating and financial results and/or synergies as we expected.

Any acquisition or investment may require a significant commitment of management time, capital investment and other resources. We may be unable to consummate such transactions or to effectively integrate an acquired business, or we may incur significant expenses relating to restructuring alongside other costs to complete a transaction. There is no assurance that we will be able to successfully maintain or increase our market share or grow our business successfully after carrying out such acquisitions or investments. Further, there may be unforeseen or hidden liabilities or costs that follow from such acquisitions or investments. As a result, our business, financial condition, and results of operations may be materially and adversely affected. In addition, if we use our equity securities as consideration for such transactions, we may dilute the value of the Ordinary Shares held by our shareholders.

In connection with our acquisitions, we may require that key management and former principals of the businesses we acquire enter into non-competition agreements in our favor. There is no assurance that such restrictive covenants will be enforceable in court. If one or more former principals or members of key management of the businesses we acquire attempt to compete with us and the courts refuse to enforce the non-competition agreement entered into by such person or persons, we might be subject to increased competition, which could materially and adversely affect our business, financial position and results of operations.

We may face significant warranty claims which may affect our cash flows and financial position.

We typically provide our customers with a defects liability period of one (1) year upon handover of the project. During such period, our Group is usually contractually required to remedy any defects that occur in the building structures provided or worked on by us arising by reason of workmanship. The warranty provided by our Group would generally cover defects in design, materials and workmanship, and a failure to meet obligations in the contract. We do not charge our customers the costs of rectification and repair works carried out by us that are covered under the warranty during the warranty period. Although we generally try to procure back-to-back warranties from our subcontractors for work done by or parts supplied by them, we may still face substantial warranty claims which are not recoverable from our subcontractors. As such, any substantial warranty claims against us may reduce the profit margins of our projects and have an adverse effect on our financial performance. In the event that our customers suffer loss and damages due to the defects for which we are responsible, our customers may also make claims against us, and any legal proceedings or mediation process that may ensue could be costly and time-consuming. We may also be required to bear costs in the form of mediation amounts, penalties, or damages. Therefore, if we are involved in such legal proceedings or mediation processes, our business, operations, financial performance and prospects may be adversely affected. Although we have not faced significant warranty claims, there is no assurance that these will not arise in the future.

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As contractors or subcontractors, we often have to take out performance bonds or performance guarantees furnished by a bank or an insurance company either at a fixed sum or at a percentage of the initial contract value. Should we fail to perform in accordance with the requirements as agreed in the contract, the customer is guaranteed a compensation for monetary loss up to the amount of the performance bond taken out. As such, our ability to secure performance bonds is crucial to the expansion of our business. In the event that we are unable to take out the performance bonds as required, our award of these contracts may be revoked owing to our failure to fulfil that condition. Such revocation may materially and adversely affect our business, financial condition, results of operations, cash flows and prospects. When we take out a performance bond for a particular project, the amount paid up for the performance bond may be locked up for a prolonged period of time, depending on the relevant contract period. We cannot guarantee that we will not undertake several projects requiring us to take out performance bonds at the same time, locking up a certain amount of funds for a prolonged period of time, which may affect the liquidity position of our Group.

We depend on the availability of key supplies at stable prices and are susceptible to any disruptions to our key suppliers.

We depend on a consistent and sufficient supply of key supplies at stable prices, including plants, equipment, and fertilizer, that meet our quality standards. We source most of our supplies, such as plants, equipment, and fertilizer from suppliers based in Malaysia and work with transportation companies to deliver the supplies to our Company in Singapore. The supply and prices of key supplies are subject to various factors beyond our control, including climate, geopolitical events, seasonality, exchange rates, import tariffs and applicable laws, rules, regulations, and policies in relation to the sale and/or import of these supplies. There is no assurance that we will be able to anticipate or avoid any decreases in supply and/or increases in costs of procuring our key supplies, or secure alternative sources of or alternatives to such key supplies that meet our quality standards. If we are unable to procure sufficient quantities of key supplies in our desired quality at prices acceptable to us, our business, financial condition and results of operations may be materially and adversely affected.

Factors beyond our control, including a shortage of key supplies or inflation, may lead to increases in purchase prices for our supplies, resulting in an increase in our operational costs. Such an increase in costs may materially and adversely affect our business, financial condition, and results of operations as key plants, equipment and fertilizer are key components of our services, which we consistently require in large quantities for all of our offered services: forest rejuvenation services, environmental improvement services, and landscaping and gardening services In the event of a shortage of such plants, equipment or fertilizer, we may be forced to temporarily suspend work on a project until supply is resumed.

As such, we are highly dependent on a consistent and sufficient supply of key plants, equipment, and fertilizer that meet our quality standards. If our suppliers are unable to supply us with sufficient plants, equipment, and fertilizer which meet our stringent quality standards, we would face a shortage of such key supplies, which may result in a material and adverse effect on our business, financial condition, and results of operations.

Disruptions caused by adverse weather conditions, natural disasters, and labor strikes in places where our supplies of plants, equipment, and fertilizer are sourced could lead to delayed or lost deliveries and may result in interruptions to our business. Disruptions such as flooding and traffic congestion could also lead to delays in the delivery of plants, equipment, and fertilizer to us from our suppliers. Any delay in the delivery of our key supplies or poor handling during transportation by our logistics staff or suppliers may result in a deterioration in the quality of such supplies, thereby resulting in the dissatisfaction of our customers and damage to our reputation, which may materially and adversely affect our business, financial condition and results of operations.

As we do not have direct control over the quality of products manufactured or supplied by third party suppliers, we are exposed to risks relating to the quality of the products used or distributed, and the loss of any of any of our suppliers or any interruption in their operations may negatively impact our business operations. For example, a sustained or significant interruption in the operations of our plants suppliers would negatively impact our operations because it may result in a delay to the completion of our projects or require us to obtain plants from alternative suppliers at short notice at a higher cost. While there exist alternative suppliers for our key supplies, we have longstanding relationships with most of our suppliers with whom we have established good working relationships over the years. In the event of a sustained or significant disruption in the operations of our suppliers, there is no assurance that we would be able to procure the services of an alternative supplier who is able to meet our quality standards in a timely manner or at all. In such an event, our business, financial condition, and results of operations may be materially and adversely affected.

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Our business may be affected by any increase in labor costs which will lead to an increase in our operating costs and materially and adversely affect our business, financial condition, results of operation and cash flows.

Staff costs form a large component of our total expenses, comprising 51.4% of our total expenses for the fiscal year ended December 31, 2023. Such costs are dependent on different factors such as government policies and the conditions of the labor market. Government policies affecting labor costs include the dependency ratio ceiling (“DRC”), foreign worker levies, and the Progressive Wage Model (“PWM”). For details, see “Regulatory Overview.” Changes in such policies may lead to an increase in our labor costs, which may result in our business, financial condition and results of operations being materially and adversely affected.

We employ foreign workers who, pursuant to the Employment of Foreign Manpower Act 1990 of Singapore, must hold a valid work pass. Such work passes include work permits for semi-skilled foreign workers and S passes for mid-level skilled staff who meet minimum salary requirements, amongst other criteria. We are subject to foreign worker levies on each work permit holder and S Pass holder we hire. The applicable levy rate varies based on the percentage of our total workforce such foreign workers comprise. As of the date of this prospectus, approximately 74% of our total workforce comprise work permit holders and approximately 4% of our total workforce comprise S Pass holders. As such, we are subject to levy rates of between S$700 to S$900 per work permit holder and levy rates of S$550 per S Pass holder. In August 2021, the Singapore government announced that it would continue to tighten the criteria for employment pass and S Pass over time. Increases in the tier 1 levy rate for S Pass holders, to take effect in stages between September 2022 and September 2025, were announced in February 2022. There is no assurance that the Singapore government will not further increase the levy rates in the future. Any such increase in levy rates would result in an increase in our labor costs.

As the landscape service industry tends to be less popular among local workers, we are generally required to offer higher compensation packages to attract local workers. In general, local workers cost us more to employ than foreign workers. Any reduction in our ability to employ foreign workers will require our Group to hire more local workers to meet our operational needs and, consequently, result in an increase in our labor costs. All companies hiring foreign workers are required to pay all their local employees at least S$1,400 monthly with effect from 1 September 2022.

The PWM sets out minimum salaries for local workers in specific economic sectors in various roles along a career and skills progression framework and encompasses specific wage ladders tailored for each industry sector. Each wage ladder comprises a series of wage points and is intended to enable workers at all levels of the ladder to upgrade and progress to their next respective wage points. Under the PWM, employers of Singapore citizens and Singapore permanent residents working full-time or part-time under a contract of service in landscape sectors have to comply with the following mandatory requirements: (i) pay employees at least the required PWM wage level and all other local employees at least S$1,400 monthly; (ii) train employees according to the stipulated training requirements that tap on Singapore Workforce Skills Qualifications for Landscape; and (iii) pay eligible employees an annual bonus worth at least two (2) weeks of basic monthly wage. The PWM wage for workers in the landscape sector currently ranges from S$1,650 monthly for a landscape worker to S$2,450 monthly for a landscape supervisor. This will progressively increase to S$2,385 monthly for a landscape worker to S$3,380 monthly for a landscape supervisor from July 2028. There is no assurance that there will not be further increases to the PWM wage for workers in the landscape sectors.

There is also no assurance that we will be able to pass on any increase in labor costs (whether arising from any of the above factors or otherwise) to our customers without compromising on our competitiveness. Any increase in labor costs that we are unable to pass on to our customers may result in our business, financial condition and results of operations being materially and adversely affected. For more details on the DRC, foreign worker levies and the PWM, please refer to the section titled “Regulatory Overview” of this prospectus.

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We are exposed to project cost overruns thereby eroding our profit margin.

Most of our major contracts are public sector projects secured through public tenders which are advertised on government portals and are awarded on a fixed-fee basis for the agreed scope of services. The contract value quoted in our quotation to customers or in our tender submission documents is determined after evaluating our scope of work and carrying out internal budgeting, taking into account all related costs, including the indicative prices of our subcontractors and suppliers. Our profitability is therefore dependent on, among others, our ability to obtain competitive quotations from our subcontractors and suppliers at or below our estimated costs, the accuracy of our internal costing, and our ability to execute the contracts efficiently. There is no assurance that the actual costs incurred will not exceed the estimated costs due to reasons such as an increase in material and labor costs, under-estimation of costs, excessive wastage, inefficiency, damages or unforeseen additional costs incurred during the course of performance of the contract. Unforeseen circumstances such as logistic disruptions or unanticipated constraints at the worksite may also arise during the course of project execution. Such situations may lead to delays or call for additional work which was not factored into the original contract value of our subcontractors’ contracted services. Consequently, cost overruns may occur, thereby eroding our profit margin for such projects. As a result, our business, operations, financial performance and prospects may be materially and adversely affected.

Additionally, delays may occur during the progression of our contracted projects, which could not only result in cost overruns, but could also render us liable for liquidated damages if such delays are due to our default. Delays may arise due to various factors such as shortage of labor, equipment, or supplies, labor disputes, disputes with subcontractors and suppliers, worksite accidents, work stoppages, or delays in the delivery of equipment and supplies by suppliers. In such circumstances, we could be liable for liquidated damages and incur additional overheads, which may in turn lead to a material adverse effect on our business, operations, financial performance and prospects. As of the date of this prospectus, we have not experienced any cost overruns nor any delays which had a material adverse impact on our business, financial condition and results of operations.

Our business depends substantially on the continuing efforts of our management and other personnel, and the loss of services of any of our executive directors without suitable and timely replacements may materially and adversely affect our business, financial condition and results of operations.

Our Group’s success to-date is attributable to the contributions and expertise of our founders and executive directors, who each have valuable and extensive experience and knowledge of the landscape service industry. Steven Tay, our co-founder and advisor, and Joyce Tay, our CEO, Chairwoman and director, have played an active role in the strategic direction of our Group’s business, spearheading key development milestones including undertaking the South Beach project in 2007 and the Mandai Rainforest Park project in 2019. Our continued success and growth will depend largely on our ability to retain the services of our executive directors. The loss of services of any of our executive directors without suitable and timely replacements may materially and adversely affect our business, financial condition, and results of operations. We also believe that our future success depends on our ability to attract, retain and motivate our key management personnel such as our executives experienced in the landscape service industry. In the event that we are unable to or are required to substantially increase employee compensation levels to attract, retain and motivate any key management personnel, our costs will increase, and our business, financial condition and results of operations may be materially and adversely affected. Further, if any of our executive directors or key management personnel were to join a competitor or form a competing company, we may lose customers, suppliers, expertise, and/or staff. While our service agreements with our executive directors and key management personnel contain non-competition and confidentiality provisions, there is no assurance that such provisions will be held to be enforceable by the courts or be sufficient to prevent disruption to our operations or customer relationships. If such events occur, our business, operations, financial performance, and prospects may be materially and adversely affected.

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The labor-intensive nature of our business makes us reliant on labor and vulnerable to fluctuations in labor supply.

Our business is labor-dependent, has a high turnover rate, and we rely on skilled and experienced local and foreign employees for our operations. As of the date of this prospectus, we have 50 employees of which approximately 66% are foreign workers. Qualified individuals with the requisite skills and experience are in short supply within the landscape service industry. We may experience shortage of manpower from time to time due to several factors that could affect supply of both foreign and local workers, as explained below.

Our ability to provide our environmental and landscaping services depends on our ability to secure adequate and suitable employees for our operations. While we have not encountered any material labor-related incidents, there is no assurance that we will continue to be able to employ adequate and suitable employees, that our employees will perform up to our expectations, or that we will not experience a high attrition rate due to factors beyond our control. In such situations, the quality of our environmental and landscaping services may decline, and our business, financial condition and results of operations may be materially and adversely affected.

As our Group continues to grow, we will need to employ additional qualified management personnel to manage our expanded business. Competition for such qualified personnel may be fierce and there is no assurance that we will be able to hire and retain an adequate number of such qualified personnel in the future. Any shortfall in qualified management personnel may hinder our business growth and profitability. In the event that we are required to substantially increase compensation levels to attract, retain and motivate skilled and experienced employees and qualified management personnel, our labor costs may increase significantly, and our business, financial condition, and results of operations may be materially and adversely affected.

The employment of foreign workers in Singapore is regulated by MOM. The number of foreign workers we may hire is subject to the DRC prescribed by MOM. The DRC set by MOM restricts the maximum ratio of foreign workers to the total workforce that a company in a given sector can employ. The Singapore Government has in recent years repeatedly reduced the DRC and the S Pass Sub-dependency ratio ceiling (“Sub-DRC”) for the services and construction sectors, which reduces our ability to employ foreign workers, and in turn requires us to hire more local workers to meet our operational needs. As the landscape service industry tends to be less popular among local workers, we are generally required to offer higher compensation packages to attract local workers and an increase in the number of local workers employed may lead to an increase in our operating costs. Further, while we have complied with the DRC, there is no assurance that we will be able to continue to comply with such restrictions and there is also no assurance that the MOM will not further reduce the DRC in future.

Our ability to source for foreign workers may also be affected by the laws, regulations, and policies of their countries of origin. Such laws, regulations and policies, changes thereto or the introduction of additional requirements and/or restrictions by their local authorities may affect the supply of foreign labor from such countries.

While our workforce is currently sufficient for our scale of operations and we have not experienced any labor shortage that has had a material and adverse effect on our business, there is no assurance that we will be able to maintain the size of our workforce in the future or grow our workforce to meet any increase in business. The implementation of new laws, regulations, and policies in relation to hiring of foreign workers or the tightening of existing measures may reduce our ability to hire foreign workers and result in higher labor costs if we are required to hire more local workers to meet our operational needs. We may not be successful in attracting and retaining local workers as the landscape service industry tends to be less popular among local workers. Further, our workers may choose to terminate their employment with us and work for other employers for reasons such as proximity of the work location to their place of residence and familiarity of the work environment. If we are unable to employ sufficient workers on terms acceptable to us or at all, we may experience a shortage of manpower, and the progress of the projects handled by us may be disrupted, delayed, or stalled. As a result, our business, financial condition and results of operations may be materially and adversely affected.

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The security bonds furnished by us may be forfeited if our foreign workers are missing or in breach of any conditions of their work permits.

We hire foreign workers to support our operations. As of the date of this prospectus, 32 out of the 33 foreign workers are non-Malaysian. For each non-Malaysian foreign worker who is successfully granted a work permit, a security bond of S$5,000 in the form of a banker’s guarantee or insurance guarantee is required to be furnished to the Controller of Work Passes under the Employment of Foreign Manpower Act 1990 of Singapore. The security bond must be furnished prior to the foreign worker’s arrival in Singapore, failing which such worker’s entry into Singapore will not be allowed. The security bonds furnished by us may be forfeited if, among other things, our foreign workers go missing or violate any of the conditions of the work permits. For details, see “Regulatory Overview—Regulations on Employment.” We have implemented internal control measures to manage our foreign workers. Our foreign workers are sourced through recruitment advertisements. We have put in place a screening and recruitment process with a view to carefully reviewing and assessing the qualification and background of candidates before making any employment decision so as to minimize our risk in relation to missing workers and forfeiture of security bonds. In addition, under our typical employment contracts, our foreign workers are prohibited from working for any entity other than our Group without our consent, failing which their employment with us will be terminated. We have not experienced any forfeiture of our security bonds that had had a material, adverse effect on our business, financial condition, and results of operations. However, there is no assurance that our foreign workers, who are subject to the aforesaid security bonds requirements, will not go missing or violate the conditions in their work permits. Occurrence of any of the aforesaid events may result in forfeiture of security bonds furnished by us in respect of the relevant workers, which in turn may materially and adversely affect our business, financial condition and results of operations.

Our subcontractors may default on their obligations, and we may be subject to cost overruns or may be exposed to the risk of incurring liquidated damages or litigation and claims for damages.

We engage subcontractors for our projects. These subcontractors are selected based on factors such as our past working experience with them, their licenses and certifications, track record, pricing, quality and safety requirements, financial and human resources, and their ability to meet our project schedule. There is, however, no assurance that the services rendered by our subcontractors will continue to be of a satisfactory standard, as stipulated under the relevant agreements or relevant regulatory requirements. In the event of any default by such subcontractors engaged by us, we may incur liabilities to our customers. Furthermore, any adverse changes in our subcontractors’ business conditions, whether financial or otherwise, which affect their ability to fulfil their contractual obligations to us, may result in us not being able to complete our projects on time. In the event that we are unable to find suitable alternative subcontractors in time and at comparable prices or commercial terms, we may be subject to cost overruns or may be exposed to the risk of incurring liquidated damages. Additionally, we may be subject to liability arising from the negligence of our subcontractors, resulting in litigation and claims for damages. Accordingly, our business, operations, financial performance and prospects may be adversely affected. As of the date of this prospectus, we have not experienced any default by our subcontractors that had a material adverse impact on our business, operations or financial performance. We estimate that, in the event that sub-contractors are not able to fulfil their contracts works, we are still equipped and able to deliver the job scope with our current internal resources. However, we cannot guarantee that our estimations will always be accurate or correct in the event of such possible defaults.

Any negligence, misconduct or unsatisfactory work by employees may have an adverse effect on us.

The landscape service industry is a higher-risk industry where risks of accidents are more likely to occur. Our employees may be negligent in the carrying out of their duties during a project, resulting in property damage, personal injuries to third parties, or deaths. As the employer, we may be held vicariously liable for our employee’s wrongful act to third parties or their contravention of safety regulations. In the event that the works performed by our employees are not to the satisfaction of our customers, we may also be required to compensate our customers, such as when the execution of the project deviates from the original design of the landscape or building as agreed with the customer.

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Adverse credit and financial market conditions could cause our customers to incur liquidity issues that could lead them to default on their obligations and breach their contract with us, which could negatively impact our business, financial position, results of operations and cash flows.

Disruption in credit and financial markets could increase the cost of financing and cause our customers to encounter liquidity issues that could lead to difficulties in making timely payments to us for our performance of the contracts and, in turn, adversely affect our accounts receivable. Additionally, should the customers default on their obligations, breach their contract with us or abandon their projects, we may attempt to seek compensation or damages from them. However, if no claim can be mounted against our defaulting customers, or if the claims cannot be recovered in full, we may be required to bear some or all of the costs incurred in the carrying out of our obligations, including the costs owed to suppliers, employees and sub-contractors.

We are subject to laws, regulations and policies imposed by various government and regulatory authorities which may result in increased compliance costs, or restrict or hamper our business or operations, and/or result in higher operating costs.

Our business is subject to various laws, rules and regulations. We are also required to comply with the policies of relevant government authorities, such as the National Parks Board (“NParks”) and the Building and Construction Authority (“BCA”). Please refer to the section entitled “Regulatory Overview” of this prospectus for further details of the laws, regulations and policies to which we are subject. If there are changes to applicable laws, regulations or policies applicable to our business, we may be required to comply with further and/or stricter requirements, which may result in increased compliance costs, or restrict or hamper our business or operations, and/or result in higher operating costs. If we are unable to pass on such increased compliance or operating costs to our customers, our business, financial condition and results of operations may be adversely affected. In addition, there can be no assurance that we will continue to be able to comply with any new requirements under applicable laws, regulations and policies.

We are subject to registration requirements and require certain registrations, permits and approvals for our operations and failure to comply with such requirements may result in our registrations, permits and approvals being downgraded, suspended or cancelled.

We are required to obtain certain registrations and accreditations (“Licenses”) for the operation of our business. Such Licenses include (a) nursery accreditation; (b) landscape company registration; and (c) contractors registration issued by NParks and the BCA. Please refer to the section entitled “Business—Licenses” of this prospectus for more details of the material licenses, approvals and permits we hold. While we have not faced any difficulty in the maintenance or renewal of our Licenses, there is no assurance that renewals and applications of our Licenses will continue to be approved in a timely manner or at all, or that we will continue to meet the eligibility criteria for such Licenses. Should we fail to comply with the applicable requirements or any required conditions to maintain our Licenses, they may be downgraded, suspended or even cancelled. In order to participate in tenders for projects in the public sector, we are required to meet certain requirements including a minimum BCA grading level. Where we bid for projects in the private sector, our BCA grading is among the factors which may be taken into consideration during the selection process. As such, failure to renew or maintain our BCA grading may reduce the number of project opportunities available to us, which will materially and adversely impact our business, financial condition, results of operations, cash flows and prospects.

In addition, our Licenses are generally subject to terms and conditions stipulated therein, and/or applicable laws, rules, and regulations. If we are found to be in breach of any terms and conditions of our Licenses, and/or applicable laws, rules, and regulations, the relevant government or regulatory authority may take action against us, including the issuance of warnings, imposition of penalties, suspension of our Licenses, reduction of the term of our Licenses, imposition of additional conditions or restrictions and/or revocation of our Licenses.

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We have incurred and will continue to incur costs in complying with the terms and conditions of our Licenses, and applicable laws, rules, and regulations. If there are changes to terms and conditions of our Licenses, and applicable laws, rules, and regulations, we may be required to comply with further and/or stricter requirements, which may result in increased compliance costs, or restrict or hinder our business or operations, and/or result in higher operating costs. In addition, there is no assurance that we will continue to be able to comply with the requirements of new terms and conditions of our Licenses, and/or applicable laws, rules and regulations. Any failure to comply with such terms and conditions, and/ or applicable laws, rules, and regulations may result in the imposition of fines or suspensions, which may materially and adversely affect our business, financial condition and results of operations. As of the date of this prospectus, we have not failed to comply with the terms and conditions of our Licenses, and/or applicable laws, rules and regulations which have resulted in material fines or suspensions.

We may be involved in legal, regulatory, and other proceedings arising out of our operations, and may be subject to sanctions or incur costs from such proceedings.

Accidents may occur from time to time as part of our operations, resulting in personal injury, death or losses or damage to property. While our Group has established health and safety management policies including conducting periodic risk assessments, safety monitoring and the establishment of emergency preparedness and response procedures, there is no assurance that such measures will be effective in preventing any accidents. In the event that we are found to have been responsible for any lapses or inadequacy in safety standards which result in such accidents, we may be subject to regulatory sanctions. While we have not encountered any serious accidents at our premises and project sites, and no regulatory sanctions have been imposed on us, there can be no assurance that such accidents which may result in regulatory sanctions will not arise in the future.

While we maintain insurance policies for personal injury, there is no assurance that our insurance coverage will be sufficient to cover all our potential liabilities arising from accidents at our premises or our project sites. In the event that our insurance coverage is not sufficient to cover our liabilities, we may incur additional costs in the form of legal fees and employee compensation, and our business, financial condition, and results of operations may be materially and adversely affected. Furthermore, regardless of the insurance coverage or the merits of our case, we may need to expend resources and incur costs to handle these claims, which may affect our reputation in the landscape service industry and our business, financial condition, and results of operations may be materially and adversely affected.

We are liable under Work Injury Compensation Act 2019 of Singapore (“WICA”) and common law in Singapore to compensate employees who suffer personal injury as a result of accidents or who contract occupational diseases including asbestosis, occupational asthma, and diseases caused by excessive heat, arising out of and in the course of their employment with us. We may also face claims from third parties from time to time, including those who suffer personal injuries at premises where we operate. In addition, claims involving us could result in time consuming and costly litigation, arbitration, or administrative or other legal proceedings. Workers may claim against us under the WICA or pursue personal injury claims against us under common law in Singapore. While we have implemented operational procedures to mitigate the risk of personal injury and occupational diseases arising from our operations and have not experienced any claims under the WICA which have had a material effect on our business, there is no assurance that such events will not occur, resulting in claims under the WICA against the operating subsidiary. Should any such claim arises, we could experience an increase in operational costs and suffer damage to our brand reputation, and, as a result, our business, financial condition, and results of operations may be materially and adversely affected.

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From time to time, we may be involved in contractual disputes with third parties including our customers, suppliers, subcontractors, and landlords. Such contractual disputes may result in bad publicity, whether merited or otherwise, which may deter our potential customers from engaging us or lead our existing customers to cease their collaborative relationship with us. This could materially and adversely affect our business, financial condition, and results of operations. If any contractual disputes with third parties result in legal proceedings, our Group would have to divert management resources and expend costs to address the claims made in such proceedings, thereby further affecting our business, financial condition, and results of operations. Although we have not been involved in any material contractual disputes, there is no assurance that such disputes will not arise and that claims resulting in material litigation will not be brought against us in future. Any loss, liability, or expense incurred pursuant to such claims may adversely affect our business, financial condition, and results of operations.

We lease premises for our operations and there is no certainty that we will be able to lease new premises or renew existing leases on terms acceptable to us or at all.

We lease all of the premises used for our business operations, including our office and nursery premises. Please refer to the section entitled “Business—Property, Plants and Equipment” of this prospectus for more details of our leased premises. Any increases in rental rates for new or renewed leases may erode our profit. We usually enter into leases with tenures of 3 years, plus another 3 years of renewal. During the negotiation or renewal of the leases, the landlord may seek to revise the terms and conditions of the lease, and we may face the possibility of an increase in rental rates, or not being able to renew the lease on terms and conditions acceptable to us or at all. In addition, on occasion, the landlords may, at the end of the tenure of the existing lease, put such premises up for open tender or solicit alternative bids. There is no assurance that we will be able to win such tenders or be more competitive than any alternative bids submitted. If we are unable to renew our existing lease and are unable to find suitable alternative premise at reasonable cost in a timely manner, our operations may be disrupted or delayed, which would result in a negative impact on our results of operations and revenues.

Furthermore, certain of our existing leases contain provisions that may not be favorable to our Group. For instance, certain of our leases provide that the landlord may terminate the lease before expiry, if, inter alia, the landlord decides to change the use of the leased premises. If this occurs, our business and operations will be disrupted, and we will incur time and expenses in sourcing new premises. Pursuant to the terms of certain of our tenancy agreements, our landlords may also decide to increase our rental rates during negotiations in respect of lease renewals and we have little to no control over the rental rates offered to us. Our financial performance may be materially and adversely affected if there is a significant increase in the rental rates offered to us. In addition, in the event a landlord is of the opinion that our manner of occupation or operations are not consistent with the landlord’s terms or conditions for the use of the premises, we may be subject to inspections, be required to adapt or curtail our operations, and/or our lease of such premises may be terminated. The termination or non-renewal of our leases or renewal upon less favorable terms may have a material and adverse effect on our business, operations, and financial performance as we may have to seek alternative premises for existing outlets, and there can be no assurance that alternative premises will be available at comparable locations or leased on comparable terms.

We may be subject to damage and disruptions to our IT systems which may cause disruptions to our business and reduce our productivity, customer satisfaction, and/or materially and adversely affect our business, financial condition and results of operations.

We rely on our information technology (“IT”) systems for our operations and the timely exchange of business information within our Group. These systems are important to our business operations as we rely on them to track transactions, billings, payments, inventory, and business actions. There can be no assurance that our IT systems will operate without interruption or will not malfunction. It may be difficult or costly to keep our IT systems up-to-date or to implement system maintenance and upgrades. Disruptions to our business may result, leading to the incurring of expenses or losses. Disruptions to our systems may also occur due to security breaches, damage to our data centers, or external interruptions in technology infrastructure. While we maintain and periodically upgrade our IT systems with our software vendors, our existing safety systems, data backup and disaster recovery plans may not be sufficient to prevent the likelihood or mitigate the effect of any system disruptions. Any system disruption or failure could reduce our productivity, customer satisfaction, and/or materially and adversely affect our business, financial condition and results of operations.

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We depend on the strength of our reputation and brand and any deterioration of our brand image could negatively affect our ability to retain our existing customers, engage new customers, or source suppliers.

We believe that we have established a reputation as a leading environmental and landscaping services provider in Singapore. Consumer perception of our brand depends on various factors, such as the quality of our services and word-of-mouth references. If our brand image deteriorates, our business, financial condition and results of operations may be materially and adversely affected. As of the date of this prospectus, we have applied to register trademarks in the United States and in Singapore, respectively. We have no control over the time it will take for the registration to be granted and cannot guarantee that such registration or similar ones in the future will be successful. While registration is pending, it is possible that third parties may adopt trade service names similar to our brand. It is also possible that third parties may apply to register trade marks identical or similar to our brand, which may lead to restrictions of our Group using our brand name going forward. In such a situation, our business, financial condition, and results of operations may be materially and adversely affected. Unauthorized or incorrect use of our brands or variants thereof by our business partners or other third parties may harm our reputation. As a result of such reputational damage or other negative publicity of any kind, the goodwill generated by our brands may be eroded, which could negatively affect our ability to retain our existing customers, engage new customers, or source suppliers, and our business, financial condition and results of operations may be materially and adversely affected.

We may be unable to obtain future financing on favorable terms, or at all, to fund expected capital expenditure, take potential acquisition opportunities, or meet working capital requirements.

We may require funding for capital expenditure, potential acquisitions, or working capital requirements in the future. The actual amount and timing of future financing may depend on several factors, among others, new business opportunities, opportunities for inorganic growth, regulatory changes, economic conditions, technological changes, and market developments. Our sources of additional funding, if required, may include the incurrence of debt or the issue of equity or debt securities or a combination of both. If we decide to raise additional funds through the incurrence of debt, our interest and debt repayment obligations will increase, and this could have a significant effect on our profitability and cash flows, and we may be subject to additional covenants, which could limit our ability to access cash flows from operations.

Similarly, our working capital requirements may increase due to various factors including growth in our business and rental and manpower cost increases. In the event that there is insufficient cash flow to meet our working capital requirements, or we are unable to arrange the same from other sources, or if there is delay in the disbursement of arranged funds, our business, financial condition, and results of operations may be materially and adversely affected. These factors may result in us having to raise funds through short-term borrowings. Any increase in the interest rates for such borrowings would negatively impact our profitability and cash flows, and our business, financial condition, and results of operations may be materially and adversely affected. A disproportionate increase in our working capital requirements may result in us incurring borrowing costs, which may also have a material and adverse effect on our business, financial condition, and results of operations.

Further, our ability to arrange for additional funds to be raised on acceptable terms is subject to a variety of uncertainties, including future results of operations, financial condition and cash flow, economic and political conditions, market demand for our services, costs of financing, liquidity, overall condition of financial and capital markets, receipt of applicable business licences, approvals and other risks associated with our businesses. Any such inability could have a material and adverse effect on our business, financial condition, and results of operations.

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Our insurance coverage may not be adequate to cover all losses or claims arising in the course of our operations.

We maintain insurance coverage for our material assets and operations, including insurance for loss or damage to our properties by fire, public liability insurance, work injury compensation, group hospitalization and surgical insurance for our foreign employees, and motor vehicle insurance. However, we do not and are not able to obtain insurance in respect of losses arising from certain risks such as natural disasters, pandemics, and acts of terrorism. Our insurance policies may not be sufficient to cover all of our losses in all events. The occurrence of certain incidents, including accidents in our premises, fraud, or misconduct committed by our employees or third parties, severe weather conditions, earthquakes, fire, war, flooding and power outages may not be covered adequately, if at all, by our insurance policies. If our losses exceed the insurance coverage or are not covered by our insurance policies, we may be liable to bear such losses. Our insurance premiums may also increase substantially due to claims made. In such circumstances, our operational costs could increase significantly, and, as a result, our business, financial condition, and results of operations may be materially and adversely affected.

The COVID-19 pandemic has affected, and could continue to affect, the global economy as a whole and the markets in which we operate.

The COVID-19 pandemic has caused volatility in the global economy. Government measures taken in response to the pandemic, including quarantine orders, as well as other indirect effects that the COVID-19 pandemic is having on global economic activity have also resulted in operating and logistics risks for us, and industrial operations by our suppliers were impacted by changed protocols or working practices. Preventative measures put in place to tackle the COVID-19 pandemic in any jurisdiction with which our supply chain is involved could negatively impact our operations. For instance, a lockdown may cause a delay in the supply of key materials and equipment and result in landscaping project disruptions and overruns. During the fiscal years ended December 31, 2022 and 2023, as a whole, our business and operations have not been affected by the pandemic.

The impact of the COVID-19 pandemic on our business going forward will depend on a range of factors which we are not able to accurately predict, including the duration and scope of the pandemic, a repeat of the spike in the number of COVID-19 cases, the geographies impacted, the impact of the pandemic on economic activity and the nature and severity of measures adopted by governments, including restrictions on travel, mandates to avoid large gatherings and orders to self-quarantine or shelter in place.

The COVID-19 pandemic has also led to sharp reductions in global growth rates and the ultimate impact on the global economy remains uncertain. Accordingly, the COVID-19 pandemic may have significant negative impacts in the medium and long term, including on our business, financial condition, results of operations, cash flows and prospects.

Fluctuations in exchange rates could have a material and adverse effect on our results of operations and the value of your investment.

Our functional currency and reporting currency are the Singapore dollar, the legal currency of Singapore. Most of our suppliers are located in Malaysia, who invoice us in Malaysian ringgit. We make payment and recognize the cost in Singapore dollar. As a result, fluctuations in the exchange rate among the U.S. dollar, Singapore dollar, and Malaysian ringgit will affect the relative purchasing power, in Singapore dollar or Malaysian ringgit terms, of our U.S. dollar assets and the proceeds from our initial public offering.

In the event that we decide to convert our Singapore dollars into U.S. dollars to make payments for dividends on our Ordinary Shares or for other business purposes, appreciation of the U.S. dollar against the Singapore dollar will harm the U.S. dollar amount available to us.

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It is difficult to predict how market forces or the Singapore, Malaysian, or U.S. government policy may impact the exchange rate among the U.S. dollar, Malaysian ringgit, and Singapore dollar in the future. Any significant appreciation or depreciation of the Singapore dollar or Malaysian ringgit may materially and adversely affect our revenues, earnings and financial position, and the value of, and any dividends payable on, our Ordinary Shares in U.S. dollars. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited, and we may not be able to adequately hedge our exposure or at all. If the exchange rate between the U.S. dollar, Malaysian ringgit, and Singapore dollar fluctuates in an unanticipated manner, our business, financial condition, and results of operations could be materially and adversely affected.

Our business may rely on a few customers that each account for more than 10% of our total purchases. Interruptions in operations in such major clients may have an adverse effect on our business, financial condition, and results of operations.

We rely on a few customers that each account for more than 10% of our total sales. For the fiscal year ended December 31, 2023, we had three significant customers, China Jingye Engineering Corporation Limited (“China Jingye”), Lum Chang Building Contractors Pte Ltd (“Lum Chang”), and Lincotrade & Assoicates Pte Ltd, which accounted for 69%, 10%, and 10% of our total sales, respectively. For the fiscal year ended December 31, 2022, China Jingye accounted for 72% of our total sales, The Management Corporation Strata Title Plan No. 4622 accounted for 13% of our total sales, and Lum Chang accounted for 10% of our total sales. No other customers accounted for more than 10% of our total sales during the fiscal years ended December 31, 2023 and 2022. For details, see “Business — Our Customers.”

There is no guarantee that we will not have a concentration of customers in the future. Such customers are independent entities with their own operational and financial risks that are beyond our control. If any of these customers breach or terminate their contracts with us, or experience significant disruptions to their operations, we will be required to find and enter into contracts with one or more customers as replacement. It could be costly and time-consuming to find alternative customers, and these customers may not be available to us at reasonable terms or at all. In the event that our customers terminate their contract with us with no or little prior notice, we may be unable to immediately engage new customers as alternatives or generate revenue in an amount comparable to that from the prior terminated project. We may also face claims from subcontractors previously engaged by us to work on the terminated project. As a result, this could harm our business and financial results and result in lost or deferred revenue.

Our failure to comply with increasingly stringent environmental regulations and potential related litigation may result in significant penalties, damages and adverse publicity for our business.

Our operations and properties are subject to extensive and increasingly stringent laws and regulations pertaining to, among other things, the discharge of materials, such as fertilizer, into the environment and the handling and disposition of wastes (including solid and hazardous wastes) or otherwise relating to protection of the environment. Currently, these laws and regulations include the Environmental Protection and Management Act 1999 and the Environmental Public Health (Toxic Industrial Waste) Regulations (see “Regulations — Regulations relating to the environment”). Failure to comply with any laws and regulations and future changes to them may result in significant consequences to us, including civil and criminal penalties, liability for damages, and negative publicity.

We may incur significant capital and operating expenditures to comply with these environmental laws and regulations. We cannot assure you that additional environmental issues will not require currently unanticipated investigations, assessments or expenditures, or that requirements applicable to us will not be altered in ways that will require us to incur significant additional costs.

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Risks Relating to this Offering and the Trading Market

After the completion of this offering, share ownership will remain concentrated in the hands of our largest shareholder Gek Hong Toh, who will continue to be able to exercise a direct or indirect controlling influence on us.

Upon the completion of this offering, our controlling shareholder, Gek Hong Toh, will own [ ]% of our total issued and outstanding Ordinary Shares, assuming that the underwriters do not exercise their over-allotment option, or [ ]% of our total issued and outstanding Ordinary Shares, assuming that the over-allotment option is exercised in full. As a result, we may be deemed a “controlled company” as defined under the Nasdaq listing rules if our controlling shareholder holds more than 50% of the voting power and therefore has the ability to control the outcome of matters submitted to shareholders for approval, including the election of directors. For so long as we remain a “controlled company,” we are permitted to elect not to comply with certain corporate governance requirements. If we rely on these exemptions, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

There has been no public market for our Ordinary Shares prior to this offering, and you may not be able to resell our Ordinary Shares at or above the price you pay for them, or at all.

Prior to this offering, there has not been a public market for our Ordinary Shares. We plan to have our Ordinary Shares listed on the Nasdaq Capital Market. An active public market for our Ordinary Shares, however, may not develop or be sustained after the offering, in which case the market price and liquidity of our Ordinary Shares will be materially and adversely affected.

The initial public offering price for our Ordinary Shares may not be indicative of prices that will prevail in the trading market and such market prices may be volatile.

The initial public offering price for our Ordinary Shares will be determined by negotiations between us and the underwriters, and may not bear a direct relationship to our earnings, book value, or any other indicia of value. We cannot assure you that the market price of our Ordinary Shares will not decline significantly below the initial public offering price. The financial markets in the United States and other countries have experienced significant price and volume fluctuations in the last few years. Volatility in the price of our Ordinary Shares may be caused by factors outside of our control and may be unrelated or disproportionate to changes in our results of operations.

Certain recent initial public offerings of companies with public floats comparable to our anticipated public float have experienced extreme volatility that was seemingly unrelated to the underlying performance of the respective company. We may experience similar volatility, which may make it difficult for prospective investors to assess the value of our Ordinary Shares.

In addition to the risks addressed above in “— The initial public offering price for our Ordinary Shares may not be indicative of prices that will prevail in the trading market and such market prices may be volatile,” our Ordinary Shares may be subject to extreme volatility that is seemingly unrelated to the underlying performance of our business. Recently, companies with comparable public floats and initial public offering sizes have experienced instances of extreme stock price run-ups followed by rapid price declines, and such stock price volatility was seemingly unrelated to the respective company’s underlying performance. Although the specific cause of such volatility is unclear, our anticipated public float may amplify the impact the actions taken by a few shareholders on the price of our Ordinary Shares, which may cause our share price to deviate, potentially significantly, from a price that better reflects the underlying performance of our business. Should our Ordinary Shares experience run-ups and declines that are seemingly unrelated to our actual or expected operating performance and financial condition or prospects, prospective investors may have difficulty assessing the rapidly changing value of our Ordinary Shares. In addition, investors of our Ordinary Shares may experience losses, which may be material, if the price of our Ordinary Shares declines after this offering or if such investors purchase our Ordinary Shares prior to any price decline.

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Holders of our Ordinary Shares may also not be able to readily liquidate their investment or may be forced to sell at depressed prices due to low volume trading. Broad market fluctuations and general economic and political conditions may also adversely affect the market price of our Ordinary Shares. As a result of this volatility, investors may experience losses on their investment in our Ordinary Shares. Furthermore, the potential extreme volatility may confuse the public investors of the value of our shares, distort the market perception of our share price and our Company’s financial performance and public image and negatively affect the long-term liquidity of our Ordinary Shares, regardless of our actual or expected operating performance. If we encounter such volatility, including any rapid share price increases and declines seemingly unrelated to our actual or expected operating performance and financial condition or prospects, it will likely make it difficult and confusing for prospective investors to assess the rapidly changing value of our Ordinary Shares and understand the value thereof.

You will experience immediate and substantial dilution in the net tangible book value of Ordinary Shares purchased, with an immediate dilution of $[*] per share if the underwriters do not exercise their over-allotment option and $[*] if the underwriters exercise the over-allotment option in full, assuming an initial public offering price of $[*].

The initial public offering price of our Ordinary Shares is substantially higher than the (as adjusted) net tangible book value per share of our Ordinary Shares. Consequently, when you purchase our Ordinary Shares in the offering, upon completion of the offering you will incur immediate dilution of $[*] per share if the underwriters do not exercise the over-allotment option and $[*] per share if the underwriters exercise the over-allotment option in full, assuming an initial public offering price of $[*], which is the midpoint of the estimated initial public offering price range shown on the front cover of this prospectus. See “Dilution.”

If we fail to implement and maintain an effective system of internal controls, we may fail to meet our reporting obligations or be unable to accurately report our results of operations or prevent fraud, and investor confidence and the market price of our Ordinary Shares may be materially and adversely affected.

Prior to this offering, we have been a private company with limited accounting personnel and other resources with which to address our internal controls and procedures. Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. In preparing our consolidated financial statements as of and for the fiscal years 2022 and 2023, we have not identified material weaknesses in our internal control over financial reporting, as defined in the standards established by the Public Company Accounting Oversight Board, and other control deficiencies.

Upon completion of this offering, we will become a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002 will require that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2025. In addition, once we cease to be an “emerging growth company,” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated, or reviewed, or if it interprets the relevant requirements differently from us. In addition, after we become a public company, our reporting obligations may place a significant strain on our management, operational, and financial resources and systems for the foreseeable future. We may be unable to complete our evaluation testing and any required remediation in a timely manner.

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We will incur substantial increased costs as a result of being a public company.

Upon consummation of this offering, we will incur significant legal, accounting, and other expenses as a public company that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and Nasdaq, impose various requirements on the corporate governance practices of public companies.

Compliance with these rules and regulations increases our legal and financial compliance costs and makes some corporate activities more time-consuming and costlier. We will incur additional costs in obtaining director and officer liability insurance. In addition, we incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers.

We are an “emerging growth company,” as defined in the JOBS Act and will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of this offering, (b) in which we have total annual gross revenue of at least $1.235 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our Ordinary Shares that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies.

After we are no longer an “emerging growth company,” or until five years following the completion of our initial public offering, whichever is earlier, we expect to incur significant additional expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 and the other rules and regulations of the SEC. For example, as a public company, we have been required to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures.

We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

Substantial future sales of our Ordinary Shares or the anticipation of future sales of our Ordinary Shares in the public market could cause the price of our Ordinary Shares to decline.

Sales of substantial amounts of our Ordinary Shares in the public market after this offering, or the perception that these sales could occur, could cause the market price of our Ordinary Shares to decline. An aggregate of 13,888,000 Ordinary Shares are issued and outstanding before the consummation of this offering, [*] Ordinary Shares will be issued and outstanding immediately after the consummation of this offering if the underwriters do not exercise their over-allotment option, and [*] Ordinary Shares will be issued and outstanding immediately after the consummation of this offering if the underwriters exercise their over-allotment option in full. Sales of these shares into the market could cause the market price of our Ordinary Shares to decline.

We do not intend to pay dividends for the foreseeable future.

Our board of directors has discretion as to whether to distribute dividends under our Memorandum and Articles. The declaration and payment of dividends are subject to certain restrictions under the BVI law, namely that the board of directors of our Company should be satisfied, on reasonable grounds, that immediately after the distribution, the value of the Company’s assets exceeds its liabilities and our Company is able to pay its debts as they fall due. We currently intend to retain any future earnings to finance the operation and expansion of our business, and we do not expect to declare or pay any dividends in the foreseeable future. As a result, you may only receive a return on your investment in our Ordinary Shares if the market price of our Ordinary Shares increases.

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If securities or industry analysts do not publish research or reports about our business, or if they publish a negative report regarding our Ordinary Shares, the price of our Ordinary Shares and trading volume could decline.

Any trading market for our Ordinary Shares may depend in part on the research and reports that industry or securities analysts publish about us or our business. We do not have any control over these analysts. If one or more of the analysts who cover us downgrade us, the price of our Ordinary Shares would likely decline. If one or more of these analysts cease coverage of our Company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause the price of our Ordinary Shares and the trading volume to decline.

The market price of our Ordinary Shares may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the initial public offering price.

The initial public offering price for our Ordinary Shares will be determined through negotiations between the underwriters and us and may vary from the market price of our Ordinary Shares following our initial public offering. If you purchase our Ordinary Shares in our initial public offering, you may not be able to resell those shares at or above the initial public offering price. We cannot assure you that the initial public offering price of our Ordinary Shares, or the market price following our initial public offering, will equal or exceed prices in privately negotiated transactions of our shares that have occurred from time to time prior to our initial public offering. The market price of our Ordinary Shares may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

•	actual or anticipated fluctuations in our revenue and other operating results;

•	the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;

•	actions of securities analysts who initiate or maintain coverage of us, changes in financial estimates by any securities analysts who follow our Company, or our failure to meet these estimates or the expectations of investors;

•	announcements by us or our competitors of significant products or features, technical innovations, acquisitions, strategic partnerships, joint ventures, or capital commitments;

•	price and volume fluctuations in the overall stock market, including as a result of trends in the economy as a whole;

•	lawsuits threatened or filed against us; and

•	other events or factors, including those resulting from war or incidents of terrorism, or responses to these events.

In addition, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. Stock prices of many companies have fluctuated in a manner unrelated or disproportionate to the operating performance of those companies. In the past, shareholders have filed securities class action litigation following periods of market volatility. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from our business, and adversely affect our business.

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Our management has broad discretion to determine how to use the funds raised in the offering and may use them in ways that may not enhance our results of operations or the price of our Ordinary Shares.

We anticipate that we will use approximately 10% of the net proceeds from this offering for business expansions overseas, 50% for mergers and acquisitions, and 40% for working capital. See “Use of Proceeds.” Our management will have significant discretion as to the use of the net proceeds to us from this offering and could spend the proceeds in ways that may not improve our results of operations or enhance the market price of our Ordinary Shares.

If we cease to qualify as a foreign private issuer, we would be required to comply fully with the reporting requirements of the Exchange Act applicable to U.S. domestic issuers, and we would incur significant additional legal, accounting and other expenses that we would not incur as a foreign private issuer.

We expect to qualify as a foreign private issuer upon the completion of this offering. As a foreign private issuer, we will be exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States domestic issuers, and we will not be required to disclose in our periodic reports all of the information that United States domestic issuers are required to disclose. While we currently expect to qualify as a foreign private issuer immediately following the completion of this offering, we may cease to qualify as a foreign private issuer in the future, in which case we would incur significant additional expenses that could have a material adverse effect on our results of operations.

Because we are a foreign private issuer and are exempt from certain corporate governance standards established by the national securities exchanges that are applicable to U.S. issuers, you have less protection than you would have if we were a domestic issuer.

The Nasdaq rules require listed companies to have, among other things, a majority of its board members be independent. As a foreign private issuer, however, we are permitted to, and we may follow home country practice in lieu of the above requirements, or we may choose to comply with the above requirement within one year of listing. The corporate governance practice in our home country, the British Virgin Islands, does not require a majority of our board of directors to consist of independent directors. Thus, although a director must act in the best interests of the Company, it is possible that fewer board members will be exercising independent judgment and the level of board oversight on the management of our Company may decrease as a result. In addition, the Nasdaq rules also require U.S. domestic issuers to have a compensation committee, a nominating/corporate governance committee composed entirely of independent directors, and an audit committee with a minimum of three members. We, as a foreign private issuer, are not subject to these requirements. The Nasdaq rules may require shareholder approval for certain corporate matters, such as requiring that shareholders be given the opportunity to vote on all equity compensation plans and material revisions to those plans, as well as on certain ordinary share issuances. We intend to comply with the requirements of the Nasdaq rules in determining whether shareholder approval is required on such matters and to appoint a nominating and corporate governance committee. We may, however, consider following home country practice in lieu of the requirements under the Nasdaq rules with respect to certain corporate governance standards which may afford less protection to investors.

If we cannot continue to satisfy the listing requirements and other rules of the Nasdaq Capital Market, our securities may be delisted, which could negatively impact the price of our securities and your ability to sell them.

We plan to have our Ordinary Shares listed on the Nasdaq Capital Market upon consummation of this offering. It is a condition to the closing of this offering that our Ordinary Shares qualify for listing on a national securities exchange. Following this offering, in order to maintain our listing on the Nasdaq Capital Market, we will be required to comply with certain rules of the Nasdaq Capital Market, including those regarding minimum stockholders’ equity, minimum share price, minimum market value of publicly held shares, and various additional requirements. Even if we initially meet the listing requirements and other applicable rules of the Nasdaq Capital Market, we may not be able to continue to satisfy these requirements and applicable rules. If we are unable to satisfy the Nasdaq Capital Market criteria for maintaining our listing, our securities could be subject to delisting.

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If the Nasdaq Capital Market subsequently delists our securities from trading, we could face significant consequences, including:

•	a limited availability for market quotations for our securities;

•	reduced liquidity with respect to our securities;

•	a determination that our Ordinary Shares are a “penny stock,” which will require brokers trading in our Ordinary Shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Ordinary Shares;

•	limited amount of news and analyst coverage; and

•	a decreased ability to issue additional securities or obtain additional financing in the future.

Anti-takeover provisions in our Articles of Association may discourage, delay, or prevent a change in control.

Some provisions of our Articles of Association may discourage, delay or prevent a change in control of our Company or management that shareholders may consider favorable, including, among other things, provisions that:

•	authorize our board of directors to issue unissued shares of the Company at such times and upon such terms and conditions as may be determined by resolution of the directors without any further vote or action by our shareholders; and

•	restrict the ability of our shareholders to requisition general meetings of shareholders.

However, under the laws of the BVI, our directors in exercising their powers or performing their duties are required to act in good faith and in what they believe to be in the best interests of our Company.

Our board of directors may decline to register transfers of Ordinary Shares in certain circumstances.

Any of our shareholders may transfer all or any of his or her Ordinary Shares by written instrument of transfer signed by the transferor and containing the name and address of the transferee. Our board of directors may, in its sole discretion, resolve by resolution to refuse or delay the registration of the transfer of any Ordinary Shares where it determines that it is in the best interest of the Company to do so. Our board of directors may also refuse or delay the registration of a transfer of shares if the transferor has failed to pay an amount due in respect of those shares. Ordinary Shares listed on the Nasdaq Capital Market may, at our directors’ discretion, be transferred without the need for a written instrument of transfer if the transfer is carried out in accordance with the laws, rules, procedures and other requirements applicable to shares listed on Nasdaq (including, but not limited to, the applicable Nasdaq listing rules). The transfer of a share is only effective when the name of the transferee is entered in the register of members. If our directors refuse to register a transfer of shares they shall, as soon as practicable, send to each of the transferor and the transferee a notice of such refusal.

This, however, is unlikely to affect market transactions of the Ordinary Shares purchased by investors in the public offering. Once the Ordinary Shares have been listed on Nasdaq, the legal title to such Ordinary Shares and the registration of those Ordinary Shares in the Company’s register of members will remain with the Depository Trust Company. All market transactions with respect to those Ordinary Shares will then be conducted through the Depository Trust Company systems.

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Because we are an “emerging growth company,” we may not be subject to requirements that other public companies are subject to, which could affect investor confidence in us and our Ordinary Shares.

For as long as we remain an “emerging growth company,” as defined in the JOBS Act, we will elect to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies,” including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of shareholder approval of any golden parachute payments not previously approved. Because of these lessened regulatory requirements, our shareholders would be left without information or rights available to shareholders of more mature companies. If some investors find our Ordinary Shares less attractive as a result, there may be a less active trading market for our Ordinary Shares and our share price may be more volatile. See “Implications of Our Being an ‘Emerging Growth Company.”

You may have difficulty enforcing judgments against us.

We are incorporated under the laws of the British Virgin Islands as a BVI business company limited by shares. Currently, all of our operations are conducted in Singapore, and almost all of our assets are and will be located outside of the United States. In addition, all of our officers and directors are nationals and residents of a country other than the United States, and almost all of their assets are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe we have violated your rights, either under United States federal or state securities laws or otherwise, or if you have a claim against us. Even if you are successful in bringing an action of this kind, the laws of the British Virgin Islands and of Singapore may not allow you to enforce a judgment against our assets or the assets of our directors and officers. See “Enforceability of Civil Liabilities.”

The laws of the British Virgin Islands may not provide our shareholders with benefits comparable to those provided to shareholders of corporations incorporated in the United States.

Our corporate affairs are governed by our Memorandum and Articles of Association, the BVI Act and the common law of the British Virgin Islands. The rights of shareholders to take legal action against our directors, actions by minority shareholders and the fiduciary responsibilities of our directors to the Company under British Virgin Islands law are governed by the BVI Act and the common law of the British Virgin Islands. The common law of the British Virgin Islands is derived in part from comparatively limited judicial precedent in the British Virgin Islands as well as from English common law and the wider Commonwealth, which has persuasive, but not binding, authority on a court in the British Virgin Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under British Virgin Islands law may not be as clearly established as they would be under statutes or judicial precedents in some jurisdictions in the United States. In particular, the British Virgin Islands has a less developed body of securities laws as compared to the United States. Therefore, you may have more difficulty protecting your interests in connection with actions taken by our directors and officers or our controlling shareholders than you would as a shareholder of a corporation incorporated in the United States. For a discussion of certain differences between the provisions of the BVI Act and the laws applicable to companies incorporated [in Delaware] in the United States, see “Description of Share Capital – Certain BVI Company Considerations.”

You may be unable to present proposals before general meetings not called by shareholders.

British Virgin Islands law provides shareholders with limited rights to requisition a general meeting. These rights may be provided in a company’s memorandum of association or articles of association. [Our Articles of Association allow our shareholders entitled to exercise at least 30% of the voting rights in respect of the matter for which the meeting is being requested, to requisition a general meeting of our shareholders, in which case our board of directors is obliged to call such meeting.] Advance notice of at least seven calendar days is required for the convening of any general meeting of our shareholders. At any meeting of our shareholders, a quorum will be present if there are shareholders present in person or by proxy representing not less than 50% of the votes of Ordinary Shares entitled to vote on the resolutions to be considered at the meeting. Such quorum may be represented by only a single shareholder or proxy.

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Recently introduced economic substance legislation of the British Virgin Islands may adversely impact us or our operations.

The British Virgin Islands, together with several other non-European Union jurisdictions, have recently introduced legislation aimed at addressing concerns raised by the Council of the European Union (the “EU”) as to offshore structures engaged in certain activities which attract profits without real economic activity. With effect from January 1, 2019, the Economic Substance (Companies and Limited Partnerships) Act, 2018 (as amended, the “ES Act”) came into force in the British Virgin Islands introducing certain economic substance requirements for in-scope British Virgin Islands entities which are engaged in certain “relevant activities,” which in the case of companies incorporated before January 1, 2019 will apply in respect of fiscal years commencing June 30, 2019 onwards.

Based on the ES Act and related guidance currently issued, we are currently subject to limited substance requirements applicable to a pure equity holding entity. Although it is presently anticipated that the ES Act will have little material impact on us or our operations, as the legislation and guidance are new and remain subject to further clarification and interpretation, it may not be possible to ascertain the precise impact of these developments and any legislative changes or changes in official guidance on us. If our activities change or due to any change in the legislation, we may be required to increase our substance in the British Virgin Islands to satisfy additional requirements, which could result in additional costs. It is possible that we may be subject to additional requirements under the ES Act in the future. Should that occur, it is our intention to seek appropriate advice and take appropriate steps to ensure that we comply with applicable requirements of the ES Act. If we were required to satisfy economic substance requirements in the British Virgin Islands but failed to do so, we could face financial penalties and/or may be struck off as a registered entity in the British Virgin Islands or liquidated.

If we are classified as a passive foreign investment company (PFIC), United States taxpayers who own our Ordinary Shares may have adverse United States federal income tax consequences.

A non-U.S. corporation such as ourselves will be classified as a passive foreign investment company, which is known as a PFIC, for any taxable year if, for such year, either

•	At least 75% of our gross income for the year is passive income; or

•	The average percentage of our assets (determined at the end of each quarter) during the taxable year which produce passive income or which are held for the production of passive income is at least 50%.

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business), and gains from the disposition of passive assets.

If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. taxpayer who holds our Ordinary Shares, the U.S. taxpayer may be subject to increased U.S. federal income tax liability and may be subject to additional reporting requirements.

Depending on the amount of cash we raise in this offering, together with any other assets held for the production of passive income, it is possible that, for our 2023 taxable year or for any subsequent year, more than 50% of our assets may be assets which produce passive income, in which case we would be deemed a PFIC, which could have adverse US federal income tax consequences for US taxpayers who are shareholders. We will make this determination following the end of any particular tax year.

For a more detailed discussion of the application of the PFIC rules to us and the consequences to U.S. taxpayers if we were or are determined to be a PFIC, see “Material Income Tax Consideration — United States Federal Income Taxation — Passive Foreign Investment Company Consequences.”

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Our pre-IPO shareholders will be able to sell their Ordinary Shares after the completion of this offering subject to restrictions under Rule 144 under the Securities Act, which could impact the trading price of our Ordinary Shares.

[*] of our Ordinary Shares are issued and outstanding as of the date of this prospectus. Our pre-IPO shareholders may be able to sell their Ordinary Shares under Rule 144 after the completion of this offering. See “Shares Eligible for Future Sale” below. Because these shareholders have paid a lower price per Ordinary Share than participants in this offering, when they are able to sell their pre-IPO shares under Rule 144, they may be more willing to accept a lower sales price than the IPO price, which could impact the trading price of our Ordinary Shares following the completion of the offering, to the detriment of participants in this offering. Under Rule 144, before our pre-IPO shareholders can sell their shares, in addition to meeting other requirements, they must meet the required holding period. We do not expect any of the Ordinary Shares to be sold pursuant to Rule 144 during the pendency of this offering.

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DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that reflect our current expectations and views of future events, all of which are subject to risks and uncertainties. Forward-looking statements give our current expectations or forecasts of future events. You can identify these statements by the fact that they do not relate strictly to historical or current facts. You can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may,” or other similar expressions in this prospectus. These statements are likely to address our growth strategy, financial results, and product and development programs. You must carefully consider any such statements and should understand that many factors could cause actual results to differ from our forward-looking statements. These factors may include inaccurate assumptions and a broad variety of other risks and uncertainties, including some that are known and some that are not. No forward-looking statement can be guaranteed and actual future results may vary materially. Factors that could cause actual results to differ from those discussed in the forward-looking statements include, but are not limited to:

•	assumptions about our future financial and operating results, including revenue, income, expenditures, cash balances, and other financial items;

•	our ability to execute our growth, and expansion, including our ability to meet our goals;

•	current and future economic and political conditions;

•	our capital requirements and our ability to raise any additional financing which we may require;

•	our ability to attract clients and further enhance our brand recognition;

•	our ability to hire and retain qualified management personnel and key employees in order to enable us to develop our business;

•	the COVID-19 pandemic;

•	trends and competition in the landscape service industry; and

•	other assumptions described in this prospectus underlying or relating to any forward-looking statements.

We describe certain material risks, uncertainties, and assumptions that could affect our business, including our financial condition and results of operations, under “Risk Factors.” We base our forward-looking statements on our management’s beliefs and assumptions based on information available to our management at the time the statements are made. We caution you that actual outcomes and results may, and are likely to, differ materially from what is expressed, implied or forecast by our forward-looking statements. Accordingly, you should be careful about relying on any forward-looking statements. Except as required under the federal securities laws, we do not have any intention or obligation to update publicly any forward-looking statements after the distribution of this prospectus, whether as a result of new information, future events, changes in assumptions, or otherwise.

Industry Data and Forecasts

This prospectus contains data related to the landscape service industry. This industry data includes projections that are based on a number of assumptions which have been derived from industry and government sources which we believe to be reasonable. The landscape service industry may not grow at the rate projected by industry data, or at all. The failure of the industry to grow as anticipated is likely to have a material adverse effect on our business and the market price of our Ordinary Shares. In addition, the rapidly changing nature of the landscape service industry subjects any projections or estimates relating to the growth prospects or future condition of our industry to significant uncertainties. Furthermore, if any one or more of the assumptions underlying the industry data turns out to be incorrect, actual results may, and are likely to, differ from the projections based on these assumptions.

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ENFORCEABILITY OF CIVIL LIABILITIES

We were incorporated under the laws of the British Virgin Islands because there are certain benefits associated with being a British Virgin Islands company, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of foreign exchange control or currency restrictions, and the availability of professional and support services. However, the British Virgin Islands has a less developed body of securities laws as compared to the United States and provides less protection for investors than the United States does. In addition, British Virgin Islands companies may not have standing to sue before the federal courts of the United States.

Substantially all of our assets are located in Singapore. In addition, all of our directors and officers are nationals or residents of Singapore or Malaysia, and all or a substantial portion of their assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon us or our directors and officers, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

We have appointed [    ] as our agent to receive service of process with respect to any action brought against us in the United States District Court for the Southern District of New York under the federal securities laws of the United States or of any state in the United States or any action brought against us in the Supreme Court of the State of New York in the County of New York under the securities laws of the State of New York.

Our counsel with respect to the laws of the British Virgin Islands and our counsel with respect to Singaporean law have advised us that there is uncertainty as to whether the courts of the British Virgin Islands or Singapore would (i) recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States or (ii) entertain original actions brought in the British Virgin Islands or Singapore against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

We have been advised by Conyers Dill & Pearman Pte. Ltd., our counsel as to the laws of the British Virgin Islands, that although there is no statutory enforcement in the British Virgin Islands of judgments obtained in the federal or state courts of the United States in civil and commercial matters (and the British Virgin Islands is not a party to any treaties for the reciprocal enforcement or recognition of such judgments with the United States), the courts of the British Virgin Islands may recognize as a valid judgment, a final and conclusive judgment in personam obtained in the federal or state courts of the United States against the Company under which a sum of money is payable (other than a sum of money payable in respect of multiple or punitive damages, taxes or other charges of a like nature or in respect of a fine or other penalty) and may give a judgment based thereon, provided that (a) such courts had proper jurisdiction over the parties subject to such judgment; (b) such courts did not contravene the rules of natural justice of the British Virgin Islands; (c) such judgment was not obtained by fraud; (d) the enforcement of the judgment would not be contrary to the public policy of the British Virgin Islands; (e) no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of the British Virgin Islands; and (f) there is due compliance with the correct procedures under the laws of the British Virgin Islands. However, the British Virgin Islands courts are unlikely to enforce a judgment obtained from United States courts under civil liability provisions of the U.S. federal securities law if such judgment is determined by the courts of the British Virgin Islands to give rise to obligations to make payments that are penal or punitive in nature. A British Virgin Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

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Bird & Bird (Singapore), our counsel with respect to the laws of Singapore, has further advised us that in making a determination as to enforceability of a judgment of the courts of the United States, and subject to the Singapore courts having jurisdiction over the judgment debtor, the Singapore courts would have regard to whether the judgment was final and conclusive and on the merits of the case, given by a court of law of competent jurisdiction, and was expressed to be for a fixed sum of money. In general, an in personam foreign judgment that is final and conclusive (that is, in general, a judgment that makes a final determination of rights between the parties and cannot be re-opened or altered by the court that delivered it, or be overridden by another body not being an appellate or supervisory body, although it may be subject to an appeal), given by a competent court of law having jurisdiction over the parties subject to such judgment, and for a fixed and ascertainable sum of money, may be enforceable as a debt in the Singapore courts under common law unless procured by fraud, or the proceedings in which such judgments were obtained were not conducted in accordance with principles of natural justice, or the enforcement thereof would be contrary to fundamental public policy, or if the judgment would conflict with earlier judgment(s) from Singapore or earlier foreign judgment(s) recognized in Singapore, or if the judgment would amount to the direct or indirect enforcement of foreign penal, revenue or other public laws (save where any such component of the judgment can be duly severed from the rest of the judgment sought to be enforced). Civil liability provisions of the federal and state securities law of the United States permit the award of punitive damages against us, our directors and officers. Singapore courts would not recognize or enforce judgments against us, our directors and officers to the extent that doing so would amount to the direct or indirect enforcement of foreign penal, revenue or other public laws. It is uncertain as to whether a judgment of the courts of the United States under civil liability provisions of the federal securities law of the United States would be regarded by the Singapore courts as being pursuant to foreign, penal, revenue or other public laws. Such a determination has yet to be conclusively made by a Singapore court in a reported decision.

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USE OF PROCEEDS

Based upon an assumed initial public offering price of $[*] per Ordinary Share, which is the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus, we estimate that we will receive net proceeds from this offering, after deducting the estimated underwriting discounts, the non-accountable expense allowance and the estimated offering expenses payable by us, of approximately $[*] if the underwriters do not exercise their over-allotment option, and $[*] if the underwriters exercise their over-allotment option in full.

We plan to use the net proceeds we receive from this offering for the following purposes:

•	approximately 10% for business expansions overseas;

•	approximately 50% for mergers and acquisitions; and

•	approximately 40% for working capital.

Each $1.00 increase (decrease) in the assumed initial public offering price of $[*] per Ordinary Share would increase (decrease) the net proceeds to us from this offering by approximately $[*], or approximately $[*] if the underwriters exercise their over-allotment option in full.

As of the date of this prospectus, we have not yet identified nor entered into negotiations with any specific acquisition target, nor do we have any agreements for acquisitions or investments.

The foregoing represents our current intentions based upon our present plans and business conditions to use and allocate the net proceeds of this offering. Our management, however, will have significant flexibility and discretion to apply the net proceeds of this offering. If an unforeseen event occurs or business conditions change, we may use the proceeds of this offering differently than as described in this prospectus. To the extent that the net proceeds we receive from this offering are not immediately used for the above purposes, we intend to invest our net proceeds in short-term, interest-bearing bank deposits or debt instruments.

DETERMINATION OF OFFERING PRICE

Since our Ordinary Shares are not listed or quoted on any exchange or quotation system, the offering price of our Ordinary Shares will be determined by us and the underwriters and is based on an assessment of our financial condition and prospects, comparable companies with similar sizes and businesses currently traded on U.S. capital markets, and the general condition of the securities market. It does not necessarily bear any relationship to our book value, assets, past operating results, financial condition or any other established criteria of value. Although our Ordinary Shares are not listed on a public exchange, we intend to obtain a listing on the Nasdaq Capital Market immediately after the closing of the offering.

The offering price stated on the cover page of this prospectus should not be considered an indication of the actual value of the Ordinary Shares. That price is subject to change as a result of market conditions and other factors, including the depth and liquidity of the market for the Ordinary Shares, investor perception of us and general economic and market conditions, and we cannot assure you that the Ordinary Shares can be resold at or above the public offering price.

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DIVIDEND POLICY

Since our inception, we have not declared or paid cash dividends on our Ordinary Shares. Any decision to pay dividends in the future will be subject to a number of factors, including our financial condition, results of operations, the level of our retained earnings, capital demands, general business conditions, and other factors our board of directors may deem relevant. We currently intend to retain most, if not all, of our available funds and any future earnings after this offering to fund the operation, development, and growth of our business, and, as a result, we do not expect to pay any dividends in the foreseeable future. Consequently, we cannot give any assurance that any dividends may be declared and paid in the future.

Dividends may only be paid in accordance with the provisions of our Memorandum and Articles of Association and Section 57 of the BVI Act where our board of directors is satisfied on reasonable grounds that immediately after the payment of the dividend the value of the Company’s assets will exceed its liabilities and the Company will be able to pay its debts as they fall due. Pursuant to our Memorandum and Articles of Association, all dividends unclaimed for three years after having been authorized may be forfeited by a resolution of directors for the benefit of the Company.

If we determine to pay dividends on any of our Ordinary Shares in the future, as a holding company, we will be dependent on receipt of funds from our Singaporean subsidiary, Garden Beau. Under the Companies Act 1967 of Singapore, no dividend is payable to the shareholders of any Singapore-incorporated company except out of profits. As a result, our ability to pay dividends depends upon dividends paid by Garden Beau.

Cash dividends on our Ordinary Shares, if any, will be paid in U.S. dollars. All Singapore-tax resident companies are currently under a “one-tier” corporate tax system, or one-tier system. Under the one-tier system, the income tax paid by a tax resident company is a final tax and its distributable profits can be distributed to shareholders as tax exempt (one-tier) dividends. Such dividends are exempt from income tax in the hands of shareholders, regardless of the tax residence status, shareholding level or legal form of the shareholder. Accordingly, dividends received by GEBE, in respect of the shares held by GEBE in our subsidiary, Garden Beau, are not subject to Singapore income tax (whether by withholding or otherwise), on the basis that GEBE Holding is a tax resident of Singapore and under the one-tier system. See “Material Income Tax Consideration—Singapore Taxation.”

EXCHANGE RATE INFORMATION

The accompanying consolidated financial statements are presented in Singapore dollars (“S$”), which is the reporting and functional currency of GEBE.

The value of foreign currency including, the Singapore dollar (“S$”), may fluctuate against the US$. Any significant variations of the aforementioned currency relative to the Singapore dollar may materially affect the Company’s financial condition in terms of reporting in US$. The following table outlines the currency exchange rates that were used in preparing the accompanying consolidated financial statements:

	December 31, 2023	December 31, 2022
US$ to S$ Year End	0.7580	0.7460
US$ to S$ Average Rate	0.7447	0.7253

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CAPITALIZATION

The following table sets forth our capitalization as of December 31, 2023:

•	on an actual basis; and

•	on an as adjusted basis to reflect the issuance and sale of the Ordinary Shares by us in this offering at the assumed initial public offering price of $[*] per share, which is the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts, the non-accountable expense allowance and the estimated offering expenses payable by us.

You should read this capitalization table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the related notes appearing elsewhere in this prospectus.

	December 31, 2023
	Actual	As adjusted (Over-allotment option not exercised)(1)	As adjusted (Over-allotment option exercised in full)(1)
	$	$	$
Cash and cash equivalents	2,587,073`
Short-term loans	–
Long-term loans, including current portion	–
Finance lease liabilities, including current portion	10,454
Shareholders’ Equity:
Ordinary Shares, 13,888,000,000 Ordinary Shares authorized, 13,888,000 Ordinary Shares issued and outstanding immediately before this offering; [ ] Ordinary Shares issued and outstanding immediately after the completion of this offering, as adjusted assuming the over-allotment option is not exercised, and [ ] Ordinary Shares issued and outstanding immediately after the completion of this offering, as adjusted assuming the over-allotment option is exercised in full	701,319
Additional paid-in capital	–
Accumulated profit	4,923,368
Accumulated other comprehensive loss	–
Total Shareholders’ Equity	5,624,687
Total Capitalization	5,624,687

(1)	Reflects the issuance and sale of Ordinary Shares in this offering at an assumed initial public offering price of $[ ] per share, which is the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and estimated offering expenses payable by us. The pro forma as adjusted information is illustrative only, and we will adjust this information based on the actual initial public offering price and other terms of this offering determined at pricing. We estimate that such net proceeds will be approximately $[ ], assuming the underwriters do not exercise their over-allotment option, and $[ ] if the underwriters exercise their over-allotment option in full.

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A $1.00 increase (decrease) in the assumed initial public offering price of $[     ] per share, which is the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus, would increase (decrease) each of total shareholders’ equity and total capitalization by $[          ] million if the underwriters’ over-allotment option is not exercised, or $[          ] million if the underwriters’ over-allotment option is exercised in full, assuming the number of Ordinary Shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and estimated expenses payable by us. An increase (decrease) of 1,000,000 Ordinary Shares in the number of Ordinary Shares offered by us would increase (decrease) each of total shareholders’ equity and total capitalization by $[           ] million if the underwriters’ over-allotment option is not exercised, or $[         ] million if the underwriters’ over-allotment option is exercised in full, based on an assumed initial public offering price of $[     ] per share, which is the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and estimated expenses payable by us.

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DILUTION

If you invest in our Ordinary Shares, your interest will be diluted for each Ordinary Share you purchase to the extent of the difference between the initial public offering price per Ordinary Share and our net tangible book value per Ordinary Share after this offering. Dilution results from the fact that the initial public offering price per Ordinary Share is substantially in excess of the net tangible book value per Ordinary Share attributable to the existing shareholders for our presently issued and outstanding Ordinary Shares.

Our net tangible book value as of December 31, 2023, was $[    ], or $[    ] per Ordinary Share. Net tangible book value represents the amount of our total consolidated tangible assets, less the amount of our total consolidated liabilities. Dilution is determined by subtracting the net tangible book value per Ordinary Share (as adjusted for the offering) from the initial public offering price per Ordinary Share and after deducting the estimated underwriting discounts, the non-accountable expense allowance and the estimated offering expenses payable by us.

After giving effect to our sale of [    ] Ordinary Shares offered in this offering based on an assumed initial public offering price of $[    ] per Ordinary Share, which is the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus, after deduction of the estimated underwriting discounts, the non-accountable expense allowance and the estimated offering expenses payable by us, our as adjusted net tangible book value as of December 31, 2023, would have been $[    ], or $[    ] per issued and outstanding Ordinary Share. This represents an immediate increase in net tangible book value of $[    ] per Ordinary Share to the existing shareholders, and an immediate dilution in net tangible book value of $[    ] per Ordinary Share to investors purchasing Ordinary Shares in this offering. The as adjusted information discussed above is illustrative only.

The following table illustrates such dilution:

	No Exercise of Over-Allotment Option	Full Exercise of Over-Allotment Option
Assumed Initial public offering price per Ordinary Share	$	$
Net tangible book value per Ordinary Share as of December 31, 2023	$	$
Increase in net tangible book value per Ordinary Share attributable to payments by new investors	$	$
Pro forma net tangible book value per Ordinary Share immediately after this offering	$	$
Amount of dilution in net tangible book value per Ordinary Share to new investors in the offering	$	$

The following tables summarize, on a pro forma as adjusted basis as of December 31, 2023, the differences between existing shareholders and the new investors with respect to the number of Ordinary Shares purchased from us, the total consideration paid and the average price per Ordinary Share before deducting the estimated underwriting discounts, the non-accountable expense allowance and the estimated offering expenses payable by us.

	Ordinary Shares purchased		Total consideration		Average price per Ordinary
Over-allotment option not exercised	Amount	Percent	Amount	Percent	Share
Existing shareholders		%	$	%	$
New investors		%	$	%	$
Total		%	$	%	$

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	Ordinary Shares purchased		Total consideration		Average price per Ordinary
Over-allotment exercised in full	Amount	Percent	Amount	Percent	Share
Existing shareholders		%	$	%	$
New investors		%	$	%	$
Total		%	$	%	$

The pro forma as adjusted information as discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of our Ordinary Shares and other terms of this offering determined at the pricing.

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CORPORATE HISTORY AND STRUCTURE

Our Corporate History

Garden Beau was established on June 11, 1991, as a private company limited by shares organized under the laws of Singapore.

GEBE was incorporated on June 26, 2024, as a BVI business company limited by shares under the laws of the British Virgin Islands with company number 2151869.

On July 22, 2024, GEBE acquired 100% of the equity interests in Garden Beau from its original shareholders.

Consequently, GEBE became the holding company of Garden Beau.

Our Corporate Structure

The following chart illustrates our corporate structure upon completion of this offering based on 13,888,000 Ordinary Shares issued and outstanding as of the date of this prospectus and [ ] Ordinary Shares to be sold in this offering, assuming no exercise of the underwriters’ over-allotment option. For more details on our corporate history, please refer to “Corporate History and Structure.”

For details of our principal shareholders’ ownership, please refer to the beneficial ownership table in the section captioned “Principal Shareholders.”

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus. This discussion and analysis and other parts of this prospectus contain forward-looking statements based upon current beliefs, plans and expectations that involve risks, uncertainties and assumptions. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of several factors, including those set forth under “Risk Factors,” “Disclosure Regarding Forward-Looking Statements,”and elsewhere in this prospectus. You should carefully read the “Risk Factors” section of this prospectus to gain an understanding of the important factors that could cause actual results to differ materially from our forward-looking statements. Our historical results are not necessarily indicative of the results that may be expected for any period in the future. Except as otherwise noted, all references to 2023 refer to the year ended December 31, 2023 and all references to 2022 refer to the year ended December 31, 2022.

Overview of Our Business

Over the past 30 years, Garden Beau has dedicated itself to excelling in projects ranging from tropical rainforests to urbanized waterfronts, including commercial and residential developments. We work with our distinctive ideals, harnessing our wealth of knowledge and expertise to manage the unique challenges of every project. Our team of experienced staff work seamlessly to craft the perfect landscape.

Our specialized service in Singapore focuses on incorporating advanced, sustainable, nature-based solutions to design attractive outdoor areas that enhance both people's experiences and the environment.

By integrating cutting-edge, sustainable green technology into our projects, we strive to create outdoor spaces in Singapore that not only captivate the senses but also prioritize environmental conservation. From innovative lighting solutions that minimize energy consumption to eco-friendly materials that promote biodiversity, our approach blends aesthetics with eco-conscious practices. With a commitment to enhancing the well-being of both individuals and the planet, we aim to inspire a new era of outdoor design that harmoniously coexists with nature.

Garden Beau also manages environmental concerns such as water runoff and drainage issues by building swales in urban landscapes. This achieves both functionality and aesthetics while complementing existing waterways.

The regenerated forest is critical in enhancing eco-connectivity for our local wildlife. We harvested saplings from native forests, which are valuable to the overall plant biodiversity in Singapore. These efforts were coordinated with the National Parks Board and the National Biodiversity Centre.

For the fiscal years ended December 31, 2023, and 2022, our revenue amounted to approximately S$7.4 million ($5.5 million) and S$4.9 million ($3.5 million), respectively. Revenue from environmental improvement services accounted for approximately S$5.3($4.0 million) million for the fiscal year ended December 31, 2023, and S$2.7 million ($2.0 million) for the fiscal year ended December 31, 2022. Revenue from forest rejuvenation services accounted for approximately S$0.4 million ($0.3 million) for the fiscal year ended December 31, 2023, and S$1.3 million ($0.9 million) for the fiscal year ended December 31, 2022. Revenue from landscape and gardening services accounted for approximately S$1.6 million ($1.2 million) for the fiscal year ended December 31, 2023, and S$0.9 million ($0.6 million) for the fiscal year ended December 31, 2022.

Our net income amounted to approximately S$3.7 million ($2.8 million) and S$2.1 million ($1.6 million) for the fiscal years ended December 31, 2023, and 2022, respectively.

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Our Segment

We report our results of operations through one reportable segment which consists of three revenue streams: Forest Rejuvenation, Environmental Improvement, and Landscape and Gardening. We serve customers from a variety of industries.

Forest Rejuvenation

Forest rejuvenation is the act of renewing tree cover by establishing young trees naturally or artificially, generally promptly after the previous stand or forest has been removed. The method, species, and density are chosen to meet the goal of the landowner. Forest rejuvenation includes practices such as changes in tree plant density through human-assisted natural regeneration, enrichment planting, reduced grazing of forested savannas, and changes in tree provenances/genetics.

“Human-assisted natural regeneration” means the establishment of a forest age class from natural seeding or sprouting after harvesting through selection cutting, shelter (or seed-tree) harvest, soil preparation, or restricting the size of a clear-cut stand to secure natural regeneration from surrounding trees. “Enrichment planting” means increasing the planting density (i.e., the number of plants per hectare) in an already growing forest stand.

Forest rejuvenation influences carbon storage through changes in the growth of aboveground and below-ground tree biomass and changes in wood end use. The impacts on the litter layer and soil vary with many factors.

Generally, over the rotation period, annual growth in carbon storage in tree biomass in most cases is much higher than soil/litter carbon storage. Regarding carbon sequestration, the connection between forest rejuvenation and the end use of wood is important. For example, higher planting density is not generally preferable for carbon sequestration. High densities can lead to rapid crown closure and early growth, but such stands reach maximum increment early and may suffer onset of mortality and rapid growth decline, thereby potentially becoming sources of carbon considerably faster than stands that are managed at lower densities.

Additionally, trees that are grown in less dense conditions generally reach a suitable size for solid wood products earlier. As a result, harvest and conversion to long-lived wood products occur sooner, adding to the stock of sequestered carbon and substituting for non-wood products that may use more fossil fuel in their production.

Environmental Improvement

The environmental improvement service market is a rapidly growing sector that focuses on providing solutions for improving and restoring the ecological environment. The market encompasses a wide range of services, including wetland restoration, soil conservation, and waste management. As concerns about environmental degradation and climate continue to grow, the demand for these services is increasing, creating new opportunities for businesses and organizations in this sector.

The market is driven by a combination of government regulations, corporate sustainability initiatives, and public awareness of environmental issues. Companies in the ecological environment improvement service market are leveraging innovative technologies and techniques to provide cost-effective and efficient solutions for ecosystem restoration. Additionally, partnerships and collaborations between government agencies, non-profit organizations, and private companies are becoming increasingly common, fostering a more integrated and comprehensive approach to environmental conservation and restoration.

As the market continues to expand, there is potential for significant growth and investment in this sector, driven by the urgent need for sustainable environmental management practices. Overall, the ecological environment improvement service market presents a promising opportunity for businesses and organizations to contribute to a healthier and more sustainable planet.

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Landscape and Gardening

Landscaping refers to changing the visible features of a piece of land (residential/commercial/industrial) to make it more functional and appealing. It includes planting trees, smoothing the terrain, planting grass and shrubs, hardscaping (like adding stone features such as patios, walkways, fountains, and sitting areas), and creating outdoor living spaces. It also covers designing and managing gardens to improve appearance, prevent soil erosion, and provide regular maintenance to sustain the area.

There are different stakeholders across the landscape industry value chain.

The major customers for public projects are the Housing and Development Board (HDB) and National Parks Board. The major customers for private projects are property companies, facilities management companies, and owners of private buildings. Customers from the public and private sectors engage construction companies (also known as main contractors) for new construction projects. Depending on the project size and capabilities of the construction companies, there are two ways for them to engage with landscape service providers:

•	The first approach is to hire a landscape service provider to take on the entire landscaping portion of the project. The main contractor of the landscape service providers will then either take on the whole project themselves or subcontract to smaller or specialized landscape service providers (sub-contractors) who specialize in hardscaping, for example.

•	The second approach is to directly engage different landscape service providers to execute the entire project. In this approach, the construction company has some level of expertise in landscape-related activities, so they tend to manage the entire landscape portion on their own instead of hiring a main landscape service contractor to support them.

Key Factors Affecting the Results of Our Company’s Operations

Our financial condition and results of operations have been and will continue to be affected by a number of factors, many of which may be beyond our control, including those outlined in the section titled “Risk Factors” in this prospectus and those detailed below:

•	Demand from our major customer groups - Our aggregate sales generated from our top 3 customers were approximately 88.3% of our revenue for the fiscal year ended December 31, 2023. In particular, sales to our largest customer amounted to approximately S$5.1 million ($3.8 million), representing approximately 69.0% of our revenue for the fiscal year ended December 31, 2023.

Our aggregate sales generated from our top three customers were approximately 88.3% and 94.3% of our revenue for the fiscal year ended December 31, 2023, and 2022, respectively. Our sales are significantly affected by the demands of our largest customer due to vigorous price competition and the cost of labor required to complete the project contract within the project's timeline.

•	Fluctuations in the cost of our revenues - Material costs, subcontracting costs, project-related employee benefits expenses, and miscellaneous project expenses constitute the largest portion of our cost of revenue, representing approximately 60.2% of our total cost of revenues for the fiscal year ended December 31, 2023.

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Material costs, subcontracting costs, project-related employee benefits expenses, and miscellaneous project expenses represented approximately 60.2% and 78.5% of our total cost of revenues for the fiscal year ended December 31, 2023, and 2022, respectively. The costs at which we can complete our project contracts are determined mainly by demand and supply in labor markets and manpower regulations in this industry. Fluctuations in the price, availability, quality, and cost of labor and professional services will impact the completion of project contracts and, ultimately, overall project margins. We are unable to pass all or any of these higher costs on to our customers, so such fluctuations could have a material adverse effect on our profitability.

•	Labor Shortages - Our business is highly dependent on foreign workers as the local construction labor force is of limited supply and more costly. As of the date of the prospectus, over 90% of our workforce comprised foreign employees (including site workers and other employees). Any shortage in the supply of foreign workers, increase in Foreign Worker Levy (FWL), or restriction on the number of foreign workers we can employ will adversely affect our operations and financial performance. The supply of foreign labor in Singapore is highly regulated under the policies and restrictions imposed by the Ministry of Manpower (MOM).

•	Inflation Risk - Inflationary factors, such as increases in material costs, subcontracting costs, project-related employee benefits expenses, and miscellaneous project expenses, could impair our operating results. A high rate of inflation in the future may adversely affect our ability to maintain current levels of gross margin and operating expenses as a percentage of sales revenue if revenues do not increase correspondingly with these increased costs.

Components of our revenues and expenses

Service Revenues

Forest Rejuvenation, Environment Improvement and Landscape and Gardening

Revenue from forest rejuvenation, environmental improvement, and landscape and gardening are measured based on the consideration the company expects to be entitled to in exchange for transferring promised services to a customer.

Revenue is recognized when the company satisfies a performance obligation by transferring promised services to the customer, which occurs when the customer obtains control of the goods and services. A performance obligation may be satisfied over time. The amount of revenue recognized is the amount allocated to the satisfied performance obligation.

Expenses

Cost of Services Provided

The cost of services provided consists of direct costs associated with our operations during a period and includes employee costs, subcontractor costs, purchased materials, and operating equipment and vehicle costs. Employee costs include wages and other labor-related expenses, such as benefits, workers' compensation, and healthcare costs, for employees involved in delivering our services. Subcontractor costs relate to our qualified service partner network in our Forest Rejuvenation and Environmental Improvement segments, as well as subcontractors we engage from time to time in our Landscape and Gardening segment. An increase in our use of subcontractors may lead to incrementally higher costs of services provided.

Operating equipment and vehicle costs primarily consist of depreciation related to operating equipment and vehicles, along with related fuel expenses. A large component of our costs is variable, including labor, subcontractor expenses, and materials.

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General and Administrative Expense

General and administrative expenses consist of costs related to compensation and benefits for management and administrative personnel, office and facility operating costs, professional fees, and other miscellaneous expenses. Corporate expenses, including executive compensation, finance, legal, and information technology, are included in consolidated general and administrative expenses and are not allocated to the business segments.

Other Income

Other expense consists primarily of fixed deposit interest and gain on disposal of property and equipment.

Results of Operations

The following table summarizes key components of our results of operations for the fiscal years indicated:

	Fiscal Year Ended
	31 December 2023	31 December 2022	Change
	S$	S$	S$	%

Service revenues	7,353,979	4,849,378	2,504,601	51.6
Cost of services provided	(1,660,862)	(1,447,411)	213,451	14.7
Gross profit	5,693,117	3,401,967	2,291,150	67.3

General and administrative expenses	(1,306,870)	(1,194,263)	112,607	9.4
Income from operations	4,386,247	2,207,704	2,178,543	98.7

Other income	65,409	355,327	(289,918)	(81.6)
Finance costs	(1,581)	(7,613)	(6,032)	(79.2)
Income before tax expense	4,450,075	2,555,418	1,894,657	74.1
Income tax expense	(734,630)	(405,998)	328,632	80.9
Net income	3,715,445	2,149,420	1,566,025	72.9

Comparison of 2023 to 2022

Service revenue

Our service revenue increased by approximately S$2.5 million ($1.9 million) or 51.6% to approximately S$7.4 million ($5.5 million) for the fiscal year ended December 31, 2023 from approximately $4.8 million ($3.5 million) for the fiscal year ended December 31, 2022. Such increase was mainly attributable to increase in revenue generated from environmental improvement and landscape and gardening project.

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During the fiscal years ended December 31, 2023 and 2022, our revenue was mainly derived from forest rejuvenation, environmental improvement and landscaping and gardening services. The following table sets out the revenue generated from these business activities during the fiscal years ended December 31, 2023 and 2022:

	Fiscal Year Ended December 31,
	2023		2022		Change
	S$	%	S$	%	S$	%

Forest rejuvenation	408,790	5.6	1,265,228	26.1	(856,438)	(67.7)
Environmental improvement	5,310,004	72.2	2,690,172	55.5	2,619,832	97.4
Landscaping and gardening	1,635,185	22.2	893,978	18.4	741,207	82.9
Total service revenue	7,353,979	100.0	4,849,378	100.0	2,504,601	51.6

Cost of services provided

Cost of services provided registered a minor increase by approximately S$0.2 million ($0.1 million) or 14.7% during the year was due mainly to increase in purchases and worker salaries and related costs. The increase in worker salaries and related costs was due to increase in headcount.

Gross profit

Gross profit increased by approximately S$2.3 million ($1.7 million) or 67.3% during the year, mainly due to commencement of new projects of environmental improvement services and landscaping and gardening services with higher profit margin in 2023.

Our cost and gross profit by revenue streams for fiscal year 2023 and 2022 are as follows:

	Fiscal Year Ended December 31,
	2023		2022		Change
	Cost S$	Gross Profit%	Cost S$	Gross Profit %	S$	%

Forest rejuvenation	145,685	64.4	298,515	76.4	(152,830)	(51.2)
Environmental improvement	1,096,458	79.4	753,550	72.0	342,908	45.5
Landscaping and gardening	418,719	74.4	395,346	55.8	23,373	5.9
Total	1,660,862	77.4	1,447,411	70.2	213,451	14.7

Cost of revenue for forest rejuvenation decreased by approximately S$0.2 million ($0.1 million) to approximately S$0.1 million ($0.1 million) in 2023 compared to S$0.3 million ($0.2 million) in 2022. Gross profit margin was 64.4% and 76.4%, respectively in 2023 and 2022. Gross margin decreased due to completion of projects in 2023. Forest rejuvenation represented the portion of sales at 5.6% and 26.1%, respectively in 2023 and 2022.

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Cost of revenue for environmental improvement was approximately S$1.1 million（$0.8 million） in 2023 compared to approximately S$0.8 million ($0.5 million) in 2022. The gross profit margin was approximately 79.0% in 2023 compared to 72.0% in 2022. The increase in gross margin was attributable to new projects with higher profit margins which commenced during the end of 2022 and which were fully operational in 2023. Environmental improvement represented the largest portion of sales at 72.2% and 55.5%, respectively in 2023 and 2022.

Cost of revenue for landscaping and gardening was approximately S$0.4 million ($0.3 million) in 2023 and 2022. The gross profit margin was approximately 75.6% in 2023 compared to 55.8% in 2022. The gross margin increased mainly due mainly to commencement of new projects with higher profit margin in 2023 and decrease in sub-contractor costs, as the Company was more dependent on its own workers to carry out the work in 2023. Landscaping and gardening represented the portion of sales at 22.2% and 18.4%, respectively in 2023 and 2022.

General and administrative expenses

General and administrative expenses recorded a marginal increase of S$0.1 million ($0.1 million), from approximately S$1.2 million ($0.9 million) for the fiscal year ended December 31, 2022 to approximately S$1.3 million ($1.0 million) for the fiscal year ended December 31, 2023, representing approximately 17.8% and 24.6% of our total revenue, respectively for the corresponding fiscal year.  The increase in general and administrative expenses was mainly due to increase in staff salaries and related costs as a result of salary adjustments.

Income from operations

Income from operations registered an increase by approximately S$2.2 million ($1.6 million) or 98.7% during the fiscal year ended December 31, 2023, as a result of our cost control in the area of reduction in subcontractor cost and other operating costs.

Other income

Other income comprises fixed deposit interest, government incentive, insurance claim, gain on disposal of property and equipment, written off of other payables and miscellaneous income.

Decrease in other income for the fiscal year ended December 31, 2023 was mainly due to no write-offs of other payables during the year.

Income tax expense

For the fiscal year ended December 31, 2023, our income tax increased to approximately S$0.7 million ($0.5 million) and our effective tax rate, calculated as income tax divided by profit before tax expense, was approximately 16.5%. Such income tax increase was generally in line with the increase in our profit for the fiscal year.

For the fiscal year ended December 31, 2022, our income tax was approximately S$0.4 million ($0.3 million) and our effective tax rate, calculated as income tax divided by profit before tax expense, was approximately 15.9%.

Net income

As a result of the foregoing, our net income amounted to approximately S$3.7 million ($2.8 million) and approximately S$2.1 million ($1.6 million) for the fiscal years ended December 31, 2023 and 2022, respectively.

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Liquidity and Capital Resources

Our primary sources of liquidity are our current balances of cash and cash equivalents and cash flows from operations. Our primary cash needs are capital expenditures for purchase of equipment and funding working capital requirements. Cash and cash equivalents in excess of our needs are held in interest bearing accounts with financial institutions, as well as in term deposits. The following table summarizes our net cash flows provided by and used in operating, investing, and financing activities for the periods indicated:

	Fiscal Year Ended
	31 December 2023	31 December 2022
	S$	S$

Cash and cash equivalents at beginning of the fiscal year	5,038,763	3,074,721
Net cash provided by operating activities	2,641,518	2,558,179
Net cash used in investing activities	(44,217)	(468,073)
Net cash used in financing activities	(5,048,991)	(126,064)
Net change in cash and cash equivalents	(2,451,690)	1,964,042

Cash and cash equivalents at end of the fiscal year	2,587,073	5,038,763

Cash flows from operating activities

For the fiscal year ended December 31, 2023, our net cash provided by operating activities was approximately S$2.6 million ($2.0 million), which primarily consisted of our net income of approximately S$3.7 million ($2.8 million), adding back (i) the non-cash amortisation of rights-of-use assets, depreciation of property and equipment and gain on disposal of property and equipment of approximately S$0.2 million ($0.1 million), (ii) the decrease in accounts payables, accrued expenses and other current liabilities of approximately S$0.1 million ($0.1 million), (iii) the increase in inventories of approximately S$0.2 million ($0.2 million), (iv) the increase in current income tax payables of approximately S$0.4 million ($0.3 million), and was partially offset by the increase in accounts receivables, deposits prepaid expenses and other receivables of approximately S$1.7 million ($.1.3 million).

For the fiscal year ended December 31, 2022, our net cash provided by operating activities was approximately S$2.6 million ($1.9 million), which primarily reflected our net income of approximately S$2.1 million ($1.6 million), adding back (i) the non-cash amortisation of rights-of-use assets, depreciation of property and equipment and gain on disposal of property and equipment of approximately S$0.3 million ($0.2 million), (ii) the decrease in accounts receivables, deposits, prepaid expenses and other receivables of approximately S$0.3 million ($0.2 million), (iii) the decrease in inventories of approximately $0.2 million ($0.2 million), (iv) the increase in current income tax payables of approximately S$0.16million ($0.12 million), which was partially offset by (a) the increase in accounts payable, accrued expenses and other current liabilities S$0.1 million ($0.1 million).

Cash flows from investing activities

For the fiscal year ended December 31, 2023, our net cash used in investing activities was approximately S$0.04 million ($0.03 million), primarily consisting of the purchase of property and equipment and offset by the proceeds from disposal of property and equipment.

For the fiscal year ended December 31, 2022, our net cash used in investing activities was approximately S$0.5 million ($0.3 million), primarily consisting of the purchase of property and equipment, additions of lease of rights-of-use assets and offset by the proceeds disposal of property and equipment.

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Cash flows from financing activities

Our cash flows used in financing activities primarily consists of repayment of lease liabilities and dividend paid.

For the fiscal year ended December 31, 2023, our net cash used in financing activities was approximately S$5.1 million ($3.8 million), which mainly consisted dividend paid.

For the fiscal year ended December 31, 2022, our net cash used in financing activities was approximately S$0.1 million ($0.1 million), which mainly consisted of repayment of lease liabilities.

Off Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenue or expenses, results of operations, liquidity, capital expenditures, or capital resources that are material to investors.

Working Capital

We believe our cash and cash equivalent balances and cash generated from operations will be adequate to meet our liquidity needs and capital expenditure requirements for at least the next 12 months, taking into account the financial resources presently available to us, including cash generated from operations, and other available sources of financing from Singapore banks and other financial institutions.

The following table set forth our assets, liabilities and shareholder’s equity as of December 31, 2023 and 2022:

	As of December 31,
	2023	2023	2022
	S$	US$ (1)	S$

Cash and cash equivalents	2,587,073	1,960,944	5,038,763
Working capital	5,154,319	3,906,859	7,329,399
Total assets	8,026,711	6,084,069	9,059,811
Total liabilities	2,402,024	1,820,681	1,150,569
Total shareholders’ equity	5,624,687	4,263,388	7,909,242

(1) Calculated at the rate of US$0.758 = S$1, as set forth in the statistical release of the Federal Reserve System on December 31, 2023.

As of December 31, 2023, we had positive working capital of approximately S$5.2 million ($3.9 million), total assets of approximately S$8.1 million ($6.1 million), total liabilities of approximately S$2.4 million ($1.8 million) and shareholders’ equity of approximately S$5.6 million ($4.3 million).

As of December 31, 2022, we had positive working capital of approximately S$7.3 million ($5.5 million), total assets of approximately S$9.1 million ($6.8 million), total liabilities of approximately S$1.2 million ($0.9 million) and shareholders’ equity of approximately S$7.9 million ($5.9 million).

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Liquidity Outlook

We believe our cash and cash equivalent balances and cash generated from operations will be adequate to meet our liquidity needs and capital expenditure requirements for at least the next 12 months. Our cash from operations may be negatively impacted by a decrease in demand for our services as well as the other factors described in "Item 1A. Risk Factors."

The following table includes certain measures of our liquidity:

31 December
2023
$

Cash and cash equivalents	2,587,073
Working capital excluding cash and cash equivalents	2,567,246

Capital expenditures are expected to range between S$0.1 million ($0.1 million) to S$0.3 million ($0.2 million) in 2024.

Our current commitments with respect to inventory purchases are included within our purchase obligations outlined below. The timing and cost of our inventory purchases will vary depending on a variety of factors such as new projects obtained. Our inventory balance as of December 31, 2023 and 2022 remained at approximately $1 million. We expect our inventories to decrease during the first half of 2024 compared to the first half of 2023, and then increase in the second half of 2024 compared to the second half of 2023.

Accounts Receivable

	As of December 31,
	2023	2022
	S$	S$

Account receivable – third parties	3,823,201	2,224,851
Less: Allowance for impairment loss	–	–
Account receivable, net	3,823,201	2,224,851

Our net accounts receivable increased from approximately S$2.2 million ($1.7 million) as of December 31, 2022 to approximately S$3.8 million ($2.9 million) as of December, 2023. The increase was primarily attributable to an overall increase in service revenues for the fiscal year ended December 31, 2023.

We did not charge any interest on or hold any collateral as security over these accounts receivable balances. We generally offer credit periods of 30 to 90 days to our customers. We have not had, and do not expect to have, issues collecting payment from these longer ageing invoices.

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The following table sets forth the ageing analysis of our accounts receivable, net, based on the invoiced date as of the dates below:

	As of December 31,
	2023	2022
	S$	S$

Within 30 days	1,365,601	1,619,522
Between 31 and 60 days	1,108,970	124,323
More than 60 days	1,348,630	481,006
Total	3,823,201	2,224,851

We have a policy for determining the allowance for impairment based on the evaluation of collectability and aging analysis of accounts receivable and on management’s judgement, including the change in credit quality, the past collection history of each customer and the current market condition.

The loss allowance for accounts receivable related to a general provision for accounts receivable applying the simplified approach to providing for expected credit loss(es) (the “ECL(s)”). Credit risk grades are defined using qualitative and quantitative factors that are indicative of the risk of default. An ECL rate is calculated based on historical loss rates of the industry in which our customers operate and ageing of the accounts receivable.

Accounts Payable

The general credit terms from our major suppliers are payment within 30 to 60 days. Our accounts payable decreased from approximately S$0.2 million ($0.2 million) as of December 31, 2022 to nil as of December 31, 2023. We generally pay our accounts payable within 30 days of receipt of invoice.

We did not have any material default in payment of accounts payable during the fiscal year ended December 31, 2023 and the fiscal year ended December 31, 2022.

Contractual Obligations and Commitments

We lease our office under noncancellable operating leases. Our leases generally have initial terms of 24 months, and generally can be extended in increments between 12 and 24 months, if at all. The following table details our future minimum lease payments. Minimum lease commitments exclude variable lease expenses including contingent rent payments, common area maintenance, property taxes, and landlord's insurance.

	Total	2024	2025
	$	$	$

Operating leases (minimum rent)	84,000	42,000	42,000

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions. Predicting future events is inherently an imprecise activity and, as such, requires the use of significant judgment. Actual results may vary from our estimates in amounts that may be material to the financial statements. An accounting policy is deemed to be critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time the estimate is made, and if different estimates that reasonably could have been used or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact our consolidated financial statements.

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Our critical accounting policies, estimates, and judgements are as follows, and see Note 2. Summary of Significant Accounting Policies included in Notes to the financial statements for additional information:

•	Use of Estimates and Assumptions

The preparation of the consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the years presented. Significant accounting estimates in the period include the allowance for doubtful accounts on accounts and other receivables, impairment loss on inventories, assumptions used in assessing right-of-use assets and impairment of long-lived assets. Actual results could differ from these estimates and judgements.

•	Basis of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries. All significant inter-company balances and transactions within the Company have been eliminated upon consolidation.

•	Foreign currency translation and transaction

Transactions denominated in currencies other than the functional currency are translated into the functional currency at the exchange rates prevailing at the dates of the transaction. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency using the applicable exchange rates at the balance sheet dates.

The accompanying consolidated financial statements are presented in the S$, which is the reporting currency of our Company. In addition, our Company operates in Singapore, maintains its books and records in its local currency, S$, which is also the functional currency as being the primary currency of the economic environment in which its operations are conducted. The Company currently has no operations or subsidiary located outside Singapore.

Translations of the balance sheets, statements of income/comprehensive income and statements of cash flows from S$ into US$ as of and for the fiscal year ended December 31, 2023 are solely for the convenience of the reader and were calculated at the rate of US$0.7580 = S$1, as set forth in the statistical release of the Federal Reserve System on December 29, 2023. No representation is made that the S$ amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2023, or at any other rate.

•	Cash and cash equivalents

Cash and cash equivalents consist primarily of cash in readily available checking and saving accounts. Cash equivalents consist of highly liquid investments that are readily convertible to cash and that mature within three months or less from the date of purchase. The carrying amounts approximate fair value due to the short maturities of these instruments. Our Company maintains most of its bank accounts in Singapore.

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•	Accounts receivable, net

Accounts receivable are recorded at the invoiced amount and do not bear interest. The Company reserves for all accounts that are deemed to be uncollectible and reviews its allowance for doubtful accounts regularly. The Company’s policy is to maintain an allowance for potential credit losses on accounts receivable. Management reviews the composition of accounts receivable and analyzes historical bad debts, customer concentrations, customer credit worthiness, current economic trends and changes in customer payment patterns to evaluate the adequacy of these reserves. Account balances are written off against the allowance when the potential for recovery is considered remote.

Accounts receivable also includes customer balances that have been billed or are billable to the Company’s customers but will not be collected until completion of the project or as otherwise specified in the contract. These amounts generally represent 5% of the total contract value.

•	Inventories

Inventories, consisting of plants and trees, are stated at the lower of cost and net realizable value. Cost is determined using specific identification method, and includes all costs incurred to deliver inventory to the Company's warehouse including freight, non-refundable taxes, duty, and other landing costs.

The Company periodically reviews its inventories and makes a provision as necessary to appropriately value goods that are obsolete, have quality issues, or are damaged. The amount of the provision is equal to the difference between the cost of the inventory and its net realizable value based upon assumptions about product quality, damages, future demand, selling prices, and market conditions. If changes in market conditions result in reductions in the estimated net realizable value of its inventory below its previous estimate, the Company would increase its provision in the period in which it made such a determination.

•	Fair value measurement

Our Company follows the guidance of the ASC Topic 820-10, Fair Value Measurement and Disclosure (“ASC 820-10”), with respect to financial assets and liabilities that are measured at fair value. ASC 820-10 establishes a three-tier fair value hierarchy that prioritizes the inputs used in measuring fair value as follows:

•	Level 1: Inputs are based upon unadjusted quoted prices for identical instruments traded in active markets;

•	Level 2: Inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques (e.g. Black-Scholes Option-Pricing model) for which all significant inputs are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Where applicable, these models project future cash flows and discount the future amounts to a present value using market-based observable inputs; and

•	Level 3: Inputs are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques, including option pricing models and discounted cash flow models.

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The carrying value of our Company’s financial instruments: cash and cash equivalents, accounts receivable, accounts payable, other payables and accrued liabilities approximate at their fair values because of the short-term nature of these financial instruments.

Management believes, based on the current market prices or interest rates for similar debt instruments, the fair value of note payable approximate the carrying amount. Our Company accounts for loans receivable at cost, subject to impairment testing.

Fair value estimates are made at a specific point in time based on relevant market information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

•	Property and equipment

Property and equipment are stated at cost less accumulated depreciation and accumulated impairment losses, if any. Depreciation is calculated on the straight-line basis over the following expected useful lives from the date on which they become fully operational and after taking into account their estimated residual values:

Expected useful life
Machinery	5 years
Office equipment	5 years
Equipment	5 years
Computers	5 years
Motor vehicles	5 years
Air conditioners	5 years

Expenditure for repairs and maintenance is expensed as incurred. When assets have retired or sold, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in the Consolidated Statements of Income and Comprehensive Income.

•	Impairment of long-lived assets

In accordance with the provisions of ASC Topic 360, Impairment or Disposal of Long-Lived Assets, all long-lived assets such as property and equipment owned and held by our Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is evaluated by a comparison of the carrying amount of an asset to its estimated future undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amounts of the assets exceed the fair value of the assets.

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•	Leases

Upon and hereafter the adoption of ASC 842 on January 1, 2019:

Our Company determines if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use (“ROU”) assets, operating lease liability, and operating lease liability, non-current in our Company’s consolidated balance sheets. ROU assets represent our Company’s right to use an underlying asset for the lease term and lease liabilities represent our Company’s obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. When determining the lease term, our Company includes options to extend or terminate the lease when it is reasonably certain that it will exercise that option, if any. As our Company’s leases do not provide an implicit rate, our Company used an incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. Our Company has elected to adopt the following lease policies in conjunction with the adoption of ASU 2016-02: (i) for leases that have lease terms of 12 months or less and does not include a purchase option that is reasonably certain to exercise, our Company elected not to apply ASC 842 recognition requirements; and (ii) our Company elected to apply the package of practical expedients for existing arrangements entered into prior to January 1, 2019 to not reassess (a) whether an arrangement is or contains a lease, (b) the lease classification applied to existing leases, and (c) initial direct costs.

•	Revenue recognition

The Company adopted the revenue standard Accounting Standards Codification (“ASC”) 606, Revenue from Contracts with Customers. As discussed in Note 1, the Company provides forest rejuvenation services, environmental improvements services, landscaping and gardening services to commercial customers in numerous projects, including but not limited to landscape construction, plant production and maintenance works. The Company enters into agreements with clients that create enforceable rights and obligations and for which it is probable that the Company will collect the consideration to which it will be entitled as goods and services transfer to the clients. It is customary practice for the Company to have written agreements with its clients and revenue on oral or implied arrangements is generally not recognized.

ASC 606-10 provided the following overview of how revenue is recognized from our Company’s contracts with customers:

Our Company recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which our Company expects to be entitled in exchange for those goods or services.

Revenue is recognized according to the following five step model: (1) identify the contract with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenues when a performance obligation is satisfied.

Our Company’s revenue recognition policies are in compliance with ASC 606 and currently generates its revenue from the following main sources as follows:

Revenue from Forest Rejuvenation Services

Revenue from Forest Rejuvenation Services is recognized over time using an output based method. The Company entail the restoration of degraded forest, planting of native trees and salvaging of birds and wildlife and most commonly in connection with development projects. The contract usually covers the Defect Liability Period of 18 months effective from the issuance of the certification of completion. The duration of project period is usually more than one year. The Company believes that the performance obligations are interdependent and interrelated within a phase. The promises are not distinct from each other and therefore considered as one performance obligation.

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In general, the Company’s performance obligation of each of work done will be satisfied upon approval received from customer on payment response or certificate. The contract price is fully allocated to one performance obligations upon final work done as per contract. the Company concludes its revenue recognition practice for Forest Rejuvenation Services is recognized over time since the customer simultaneously receives and consumes the economic benefits of the provided work done once payment claim is being certified at each work done as the Company performs.

Revenue from Environmental Improvements Services Revenue from Environmental Improvements Services is primarily recognized over time using an output-based method. The Company design and implement green solutions to enhance and protect natural ecosystems and create more environmentally friendly spaces aligned with adopted ESG principles. The contract usually covers the Defect Liability Period of 18 months effective from the issuance of the certification of completion. The duration of project period is usually more than one year. The project consists of habitat restoration, invasive species removal, soil health improvement, energy efficiency and reducing a building’s operational carbon footprint.

The Company is generally engaged to provide the Environmental Improvement Services by main contractors who have been awarded tenders for building construction or improvement projects. In delivering the Environmental Improvement Services, the Company typically work with a panel of subcontractors.

The contracts which the Company enters into with the customers are fixed price and provide for periodically billings based upon the attainment of specific project objectives to ensure the Company meets its contractual requirements.

The services are highly independent and highly interrelated, and it is significantly affected by one or more services within the contract. Therefore, the promises are not distinct from each other and therefore considered as one performance obligation. In general, the Company’s performance obligation of each of work done will be satisfied upon approval received from customer on payment response or certificate. The contract price is fully allocated to one performance obligations upon final work done as per contract.

The Company concludes that its revenue recognition practice for the Service Contract is recognised over time since the customer receives and consumes the economic benefits of the provided service at each work done when the payment claim has been certified.

Revenue from Landscaping and Gardening Services

For Landscaping and Gardening Services is recognized over time using an output-based method. The Company provide design, installation and maintenance of landscaping, irrigation, lighting and overseeing landscaping and gardening works for the entire gardens. The contract usually covers the Defect Liability Period of 18 months effective from the issuance of the certification of completion. The duration of project period is usually more than one year.

In delivering Landscaping and Gardening Services, the Company typically work with a panel of subcontractors which include architects and landscape consultants.

The contracts which the Company enters into with the customers are fixed price and provide for periodically billings based upon the attainment of specific project objectives to ensure the Company meets its contractual requirements. The services are highly independent and highly interrelated, and it is significantly affected by one or more services within the contract. Therefore, the promises are not distinct from each other and therefore considered as one performance obligation. In general, the Company’s performance obligation of each of work done will be satisfied upon approval received from customer on payment response or certificate. The contract price is fully allocated to one performance obligations upon final work done as per contract. The Company concludes that its revenue recognition practice for the Service Contract is recognised over time since the customer s receives and consumes the economic benefits of the provided service at each work done when the payment claim has been certified.

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The Company’s contracts may contain variable consideration in the form of unpriced or pending change orders or claims that either increase or decrease the contract price. Variable consideration is generally estimated using the expected value method but may from time to time be estimated using the most likely amount method depending on the circumstance. Estimated amounts are included in the transaction price to the extent it is probable that a significant reversal of cumulative revenue recognized will not occur or when the uncertainty associated with the variable consideration is resolved. Estimates of variable consideration are based upon historical experience and known trends.

The Company generally provides limited warranties for work that it has performed under its contracts; these warranty periods are known as the defect liabilities period (“DLP”). The DLP typically extends for a duration ranging from 12 months to 18 months from the substantial completion of the project for the client. Historically, warranty claims have not resulted in significant costs. Contracts will include a provision whereby the client will typically withhold the amount ranging from 3% - 5% of the total contract value until the end of the DLP at which point the client will release the retention amounts to the Company.

Contract assets

Contract assets are recognized when progress towards completion of revenue earning activities on contracts exceeds amounts billed under the contract.

•	Cost of service provided

Cost of services provided represents the cost of labor, subcontractors, materials, vehicle and equipment costs (including depreciation, fuel and maintenance) and other costs directly associated with revenue generating activities. Cost of labor represents the portion of salaries and wages incurred in connection with the production of deliverables under client assignments and contracts. Cost of labor include allocated fringe costs (i.e. health benefits, employer payroll taxes, and retirement plan contributions), paid leave and incentive compensation. Subcontractors comprises job outside to third parties. Material costs are raw materials used for the projects. Other costs will be miscellaneous costs associated to the projects. These costs are expensed as incurred.

•	General and administrative expenses

General and administrative expenses consist of all operating costs not otherwise included in cost of goods sold, or amortization expenses. The Company's general and administrative expenses include the costs of corporate employee wages and benefits, professional fees, marketing, technology, human resources, accounting, legal, corporate facility and occupancy costs.

•	Comprehensive income

ASC Topic 220, Comprehensive Income, establishes standards for reporting and display of comprehensive income, its components, and accumulated balances. Comprehensive income as defined includes all changes in equity during a period from non-owner sources. Accumulated other comprehensive income, as presented in the accompanying statement of shareholder’s equity, consists of changes in unrealized gains and losses on foreign currency translation. This comprehensive income is not included in the computation of income tax expense or benefit.

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•	Income taxes

Income taxes are determined in accordance with the provisions of ASC Topic 740, Income Taxes (“ASC 740”). Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Any effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

ASC 740 prescribes a comprehensive model for how companies should recognize, measure, present, and disclose in their financial statements uncertain tax positions taken or expected to be taken on a tax return. Under ASC 740, tax positions must initially be recognized in the financial statements when it is more likely than not the position will be sustained upon examination by the tax authorities. Such tax positions must initially and subsequently be measured as the largest amount of tax benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the tax authority assuming full knowledge of the position and relevant facts. The valuation allowance should be based on management’s judgment of what is more-likely- than not considering all available information, both quantitative and qualitative. Ultimately, the realization of deferred tax assets will depend on the existence of future taxable income.

Our Company is subject to tax in local and foreign jurisdiction. As a result of its business activities, our Company files tax returns that are subject to examination by the relevant tax authorities.

•	Retirement plan costs

Contributions to retirement plans (which are defined contribution plans) are charged to general and administrative expenses in the accompanying statements of operation as the related employee service are provided. The Company is required to make contribution to their employees under a government-mandated multi-employer defined contribution pension scheme for its eligible full-times employees in Singapore. The Company is required to contribute a specified percentage of the participants’ relevant income based on their ages and wages level.

•	Related parties

The Company follows the ASC 850-10, Related Party for the identification of related parties and disclosure of related party transactions.

Pursuant to section 850-10-20 the related parties include: a) affiliates of the Company; b) entities for which investments in their equity securities would be required, absent the election of the fair value option under the Fair Value Option Subsection of section 825–10–15, to be accounted for by the equity method by the investing entity; c) trusts for the benefit of employees, such as pension and Income-sharing trusts that are managed by or under the trusteeship of management; d) principal owners of the Company; e) management of the Company; f) other parties with which the Company December deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests; and g) other parties that can significantly influence the management or operating policies of the transacting parties or that have an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests.

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The financial statements shall include disclosures of material related party transactions, other than compensation arrangements, expense allowances, and other similar items in the ordinary course of business. However, disclosure of transactions that are eliminated in the preparation of consolidated or combined financial statements is not required in those statements. The disclosures shall include: a) the nature of the relationship(s) involved; b) a description of the transactions, including transactions to which no amounts or nominal amounts were ascribed, for each of the periods for which income statements are presented, and such other information deemed necessary to an understanding of the effects of the transactions on the financial statements; c) the dollar amounts of transactions for each of the periods for which income statements are presented and the effects of any change in the method of establishing the terms from that used in the preceding period; and d) amount due from or to related parties as of the date of each balance sheet presented and, if not otherwise apparent, the terms and manner of settlement.

•	Commitments and contingencies

Our Company follows the ASC 450-20, Commitments to report accounting for contingencies. Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to our Company but which will only be resolved when one or more future events occur or fail to occur. Our Company assesses such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against our Company or un-asserted claims that may result in such proceedings, our Company evaluates the perceived merits of any legal proceedings or un-asserted claims as well as the perceived merits of the amount of relief sought or expected to be sought therein.

If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in our Company’s financial statements. If the assessment indicates that a potentially material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, and an estimate of the range of possible losses, if determinable and material, would be disclosed.

Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the guarantees would be disclosed. Management does not believe, based upon information available at this time that these matters will have a material adverse effect on our Company’s financial position, results of operations or cash flows. However, there is no assurance that such matters will not materially and adversely affect our Company’s business, financial position, and results of operations or cash flows.

•	Segment reporting

FASB ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for details on the Company’s business segments. For the years ended December 31, 2022 and 2023, the Company has one reporting business segment which consists three revenue streams.

•	Concentration of credit risk

Financial instruments that potentially subject our Company to credit risk consist of cash equivalents, restricted cash, accounts receivable. Cash equivalents are maintained with high credit quality institutions, the composition and maturities of which are regularly monitored by management.

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The Company’s exposure to credit risk associated with its trading and other activities is measured on an individual counterparty basis, as well as by group of counterparties that share similar attributes. To minimize credit risk, the Company has developed and maintained its credit risk grading to categorize exposures according to their degree of risk of default. The Company did not have any material concentrations of credit risk outside the ordinary course of business as of December 31, 2023 and 2022.

•	Interest rate risk

As the Company has no significant interest-bearing assets, the Company’s income and operating cash flows are substantially independent of changes in market interest rates.

•	Exchange rate risk

Currency risk is the risk that the value of a financial instrument will fluctuate due to changes in foreign exchange rates.

The Group purchase its materials from other countries other than Singapore and transacts in foreign currencies. As a result, the Group is exposed to movements in foreign currency exchange rates arising from normal trading transactions, primarily with respect to Ringgit Malaysia (RM). However, the Group does not use any financial derivatives such as foreign currency forward contracts, foreign currency options or swaps for hedging purposes.

•	Liquidity risk

Liquidity risk is the risk that our Company will not be able to meet its financial obligations as they become due. Our Company’s policy is to ensure that it has sufficient cash to meet its liabilities when they become due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to our Company’s reputation. A key risk in managing liquidity is the degree of uncertainty in the cash flow projections. If future cash flows are fairly uncertain, the liquidity risk increases.

Potential impact to the Company’s results of operations for 2023 will also depend on economic impact due to the pandemic and if any future resurgence of the virus globally, which are beyond the Company’s control. There is no guarantee that the Company’s revenues will grow or remain at a similar level year over year in 2024.

•	Economic and political risk

The Company’s major operations are conducted in Singapore. Accordingly, the political, economic, and legal environments in Singapore, as well as the general state of Singapore’s economy influence the Company’s business, financial condition, and results of operations.

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REGULATIONS

This section sets forth a summary of the principal Singaporean laws, regulations, and rules relevant to our business and operations in Singapore.

Regulatory Overview

We are subject to all relevant laws and regulations of Singapore. We have identified the main laws and regulations (apart from those pertaining to general business requirements) that materially affect our operations, including the licenses, permits and approvals typically required for the conduct of our business, and the relevant regulatory bodies.

As of the date of this prospectus, our Directors believe that we are not in breach of any laws or regulations applicable to our business operations that would materially affect our business operations, and we are in compliance with all the applicable laws and regulations that are material to our business operations.

Regulations on construction

Contractors Registration System

The Building and Construction Authority (“BCA”) administers the Facilities Management Registry (“FMR”) which is a compilation of companies that are eligible to provide facilities management services for the public sector in Singapore. A company registered under the FMR will be eligible to tender for or undertake the provision of facilities management services for the public sector in Singapore. The project value of public tenders which the registrant can participate in is based on the registration grade assigned to it. Registration grades are assigned upon the registrant fulfilling the requisite grade requirements relating to, among others, paid-up capital, track record, financial capacity, management certifications, and personnel qualifications.

The Company is registered under the FMR under the facilities management workhead of “FM03” for landscaping, which entails landscaping services, including tree planting, turfing, and grass cutting.

The following table sets out the current registrations of the Company as of the date of this prospectus:

Workhead code	Grade	Expiry date
FM03	L5	June 1, 2026

The tendering limits for projects in the public sector are determined by a registrant’s registration grade under the FMR. The tendering limits applicable to the FM03 workhead from 1 July 2024 to 30 June 2025 are as follows:

Tendering limit (S$ million)
Single Grade	L6	L5	L4	L3	L2	L1
Unlimited	Unlimited	16	8	5	1.6	0.8

To apply for, maintain, and renew the registrations under the FMR, registrants are required to comply with various requirements, including, but not limited to, requirements relating to minimum paid-up capital and net worth, employment of certain personnel with prescribed qualifications, and track record of past and current projects.

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Regulations on the use of excavators

With effect from September 28, 2022, newly appointed excavator operators must attend the Hydraulic Excavator Operation (as Lifting Machine) Course offered at BCA approved training and testing centres in order to obtain a certificate of successful completion for such course.

Regulation on workplace safety

Workplace Safety and Health Act 2006

Under Section 12 of the Workplace Safety and Health Act 2006 of Singapore (“WSHA”), every employer has the duty to take, so far as is reasonably practicable, such measures as are necessary to ensure the safety and health of (a) his employees at work and (b) persons (not being his employees) who may be affected by any undertaking carried on by him in the workplace. Pursuant to Section 12(3), such measures include, but are not limited to:

(i)	providing and maintaining for such persons a work environment which is safe, without risk to health, and adequate as regards to facilities and arrangements for their welfare at work;

(ii)	ensuring that adequate safety measures are taken in respect of any machinery, equipment, plant, article or process used by such persons;

(iii)	ensuring that such persons are not exposed to hazards arising out of the arrangement, disposal, manipulation, organization, processing, storage, transport, working, or use of things in their workplace or near their workplace and under the control of the employer;

(iv)	developing and implementing procedures for dealing with emergencies that may arise while such persons are at work; and

(v)	ensuring that such persons at work have adequate instruction, information, training and supervision as is necessary for them to perform their work.

Under Section 17(4) of the WSHA, where any machinery moved by mechanical power is used in any workplace, it is the duty of the owner of the machinery to ensure, as far as reasonably practicable, that the machinery is maintained in a safe condition and that the precautions to be taken for the safe use of the machinery and any health hazards associated with the machinery are available to any person using the machinery. More specific duties imposed by the Ministry of Manpower of Singapore (“Ministry of Manpower”) on employers are laid out in the Workplace Safety and Health (General Provisions) Regulations. Some of these duties include taking effective measures to protect persons at work from the harmful effects of any exposure to any infectious or bio-hazardous material which may constitute a risk to their health.

In addition to the above, under the WSHA, inspectors appointed by the Commissioner for Workplace Safety and Health (“Commissioner”) may, amongst others, inspect and examine any workplace and any machinery, equipment, plant, installation, or article at any workplace, to make such examination and inquiry as may be necessary to ascertain whether the provisions of the WSHA are complied with, to take samples of any material or substance found in the workplace or being discharged from any workplace for the purpose of analysis or test, to assess the levels of noise, illumination, heat or harmful or hazardous substances in any workplace and the exposure levels of persons at work therein, and to take into custody any article in the workplace which is required for the purpose of an investigation or inquiry under the WSHA.

The WSHA empowers the Commissioner to serve a remedial or a stop-work order in respect of a workplace, for contravention or omission of any WSHA-specified condition.

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Workplace Safety and Health (Incident Reporting) Regulations

Under Regulation 4 of the Workplace Safety and Health (Incident Reporting) Regulations of Singapore (“WSHIR”), where any accident at a workplace occurs which leads to the death of any employee, the employer shall, as soon as is reasonably practicable but no later than 10 days after the accident, submit a report to the Commissioner.

Under Regulation 6 of the WSHIR, where an employee meets with an accident at a workplace, and the employee is certified by a registered medical practitioner or registered dentist to be unfit for work, or to require hospitalization or to be placed on light duties, on account of the accident, the employer shall submit a report to the Commissioner of the accident within 10 days after the date the employer first has notice of the accident.

Workplace Safety and Health (Construction) Regulations 2007

The Workplace Safety and Health (Construction) Regulations 2007 of Singapore (“WSHCR”) provides that high-risk construction work such as lifting operations, excavation work, or trenching work requires a permit-to-work (“PTW”) issued by the project manager of the worksite. Pursuant to Section 11 of the WSHCR, the occupier of a worksite at which any high-risk construction work is or is to be carried out must appoint a project manager and safety assessor and to take measures, as far as is reasonably practicable and necessary, to ensure that the PTW system is implemented for the worksite in accordance with the WSHCR.

A PTW system is a formal authorisation system used to control selected work activities in the workplace to ensure the safe execution of work onsite. Pursuant to Sections 14 and 15 of the WSHCR, the safety accessor and project manager may only endorse or issue the PTW if they are satisfied that the high-risk construction work can be carried out in the worksite with due regard to the safety and health of workers and other persons at work in the worksite who may be affected.

Any person who carries out any high-risk construction work in a worksite without a PTW first issued by the project manager of the worksite in respect of that high-risk construction work shall be guilty of an offence and shall be liable on conviction to a fine not exceeding S$20,000.

Work Injury Compensation Act 2019

Work injury compensation in Singapore is governed by the Work Injury Compensation Act 2019 of Singapore (“WICA”) and is regulated by the Ministry of Manpower. The WICA applies to any person who has entered into or works under a contract of service or apprenticeship with an employer, subject to certain prescribed exclusions, in respect of injuries suffered by them arising out of and in the course of their employment and sets out, amongst others, the amount of compensation they are entitled to and the methods of calculating such compensation. Further, the WICA provides that where any person (referred to as the principal) in the course of or for the purpose of his trade or business contracts with any other person (referred to as the employer) for the execution by the employer of the whole or any part of any work, or for the supply of labour to carry out any work, undertaken by the principal, the principal shall be liable to pay to any employee employed in the execution of the work any compensation which he would have been liable to pay if that employee had been immediately employed by the principal.

Section 7 of the WICA provides that if any personal injury is caused to an employee by accident arising out of and in the course of the employee’s employment with an employer, the employer shall be liable to pay compensation in accordance with the provisions of WICA. Further, Section 10 of the WICA provides that the employer is liable to pay compensation for any incapacity or death of an employee that results from an occupational disease specified in WICA.

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Every employer is required to maintain work injury compensation insurance for all employees doing manual work, regardless of salary level, and all employees earning S$2,600 or less per month, excluding any overtime payment, bonus payment, annual wage supplement, productivity incentive payment, and any allowance. Failure to do so is an offence carrying a fine of up to S$10,000 and/or imprisonment of up to 12 months or to both, or if the employer is a repeat offender, to a fine not exceeding S$20,000 or to imprisonment for a term not exceeding 12 months or to both. The WICIR further provides that the employer shall display a copy of the relevant certificate of insurance at each place of business at which he employs any employee whose claims may be the subject of indemnity under the policy of insurance to which that certificate relates.

Regulations relating to the landscaping business

Landscape Company Register

The Centre for Urban Greenery and Ecology (under the National Parks Board (“NParks”)) maintains the Landscape Company Register (“LCR”) which provides recognition for companies that carry out landscape-related work and are genuine service providers with trained landscape employees. Registered companies are eligible to bid for contracts with NParks and to apply for NParks schemes including the Landscape Productivity Grant. From January 2019, sub-contractors or suppliers of landscape services are required to have two (2) consecutive years of LCR status to be awarded government contracts or have their contracts renewed. LCR registration is valid for one (1) year.

The requirements for registration are:

(a)	be registered with the Accounting and Corporate Regulatory Authority (“ACRA”) for at least six (6) months before the time of the submission of the application;

(b)	have, as main activities registered under ACRA, the following scopes of work:

a.	landscape implementation;

b.	landscape care and maintenance;

c.	plant nursery and related services.

(c)	have 65% or more of the total revenue generated by the company in the year preceding the company’s application generated from the activities stated in (b) above;

(d)	ensure that the company has fulfilled the salary and training requirements as stipulated by the Progressive Wage Model (“PWM”) for the landscape sector.

Additionally, the company must not have been convicted of employment law offences or defaulted on Employment Claims Tribunal orders.

Please refer to the section below titled “Progressive Wage Model” for further details on the PWM.

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Nursery Accreditation Scheme

Companies wishing to bid for land parcel tenders by NParks must be accredited under the Nursery Accreditation Scheme (“Nursery Accreditation”), administered by NParks. Nursery Accreditation is valid for three (3) years from the date of accreditation.

The accreditation requirements for Nursery Accreditation include:

(i)	The size and planting area of the nursery must be:

a.	For retail – 0.3 hectares with a minimum of 40% planting area; or

b.	For production, holding, wholesale – 0.4 hectares with a minimum of 60% planting area.

(ii)	Owning and operating the nursery. Companies acting as managing agents for the nursery plot are prohibited from applying for accreditation.

The assessment criteria for Nursery Accreditation include but are not limited to nursery layout and condition, import systems, production systems, plant sales and delivery, fertiliser management, pest disease and control, weed management, water management, retail management (if applicable) and business management.

Regulations on employment

The Employment Act 1968

The Employment Act 1968 of Singapore (the “EA”) is administered by the Ministry of Manpower and sets out the basic terms and conditions of employment and the rights and responsibilities of employers as well as employees. The term “employee” is defined in the EA to mean a person who has entered into or works under a contract of service with an employer and includes, among others, a workman, but does not include certain specified categories of employees including, among others, any domestic worker. The provisions of the EA include (i) minimum days of statutory annual and sick leave; (ii) paid public holidays; (iii) statutory protection against wrongful dismissal; (iv) provision of key employment terms in writing; and (v) statutory maternity leave and childcare leave benefits. In particular, Part IV of the Employment Act sets out requirements for rest days, hours of work, and other conditions of service for workmen who receive salaries not exceeding S$4,500 a month and employees (other than workmen or persons employed in managerial or executive positions) who receive salaries not exceeding S$2,600 a month. Section 38(8) of the Employment Act provides that an employee is not allowed to work for more than 12 hours in any one day except in specified circumstances, such as where the work is essential to the life of the community, defense or security, where urgent work is to be done to machinery or plant, or where an interruption of work which was impossible to foresee. In addition, Section 38(5) limits the extent of overtime work that an employee can perform to 72 hours a month.

An employer who breaches the above provisions shall be guilty of an offence and shall be liable on conviction to a fine not exceeding S$5,000, and for a second or subsequent offence to a fine not exceeding S$10,000 and/or to imprisonment for a term not exceeding 12 months.

Central Provident Fund Act 1953 (“CPF Act”)

The CPF Act governs the contributions made by employers and employees into the central provident fund (“CPF”). The CPF Act is administered by the CPF Board.

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Section 7(1) of the CPF Act provides that subject to Section 69 of the CPF Act and any regulations made under Section 77(1) of the CPF Act, every employer of an employee shall pay to the CPF monthly in respect of each employee contributions at the appropriate rates set out in the First Schedule of the CPF Act. Notwithstanding the provisions of any written law or any contract to the contrary, an employer is entitled to recover from the monthly wages of an employee the amount shown in the First Schedule of the CPF Act as so recoverable from the employee. Employers who fail to make the prescribed CPF contributions are liable to pay interest on the amount for every day the amount remains unpaid commencing from the first day of the month succeeding the month in respect of which the amount is payable and such interest shall be calculated at the rate of 1.5% per month or the sum of S$5, whichever is greater. Section 7(3) of the CPF Act provides that where any employer who has recovered any amount from the monthly wages of an employee in accordance with the CPF Act and fails to pay the contributions to the CPF within such time as may be prescribed, he shall be guilty of an offence and shall be liable on conviction to a fine not exceeding S$10,000 or to imprisonment for a term not exceeding seven (7) years or to both.

Section 61(1) of the CPF Act provides that except as otherwise provided in Section 61(2) of the CPF Act, any person convicted of an offence under the CPF Act for which no penalty is provided shall be liable on conviction (i) to a fine not exceeding S$5,000 or to imprisonment for a term not exceeding six (6) months or to both; and (ii) if that person is a repeat offender in relation to the same offence, to a fine not exceeding S$10,000 or to imprisonment for a term not exceeding 12 months or to both.

Section 61(2) of the CPF Act provides that where any person (i) is guilty of an offence under Section 7(5) or 58(1)(b) of the CPF Act; or (ii) being a director, manager or secretary or any other officer of a body corporate, is guilty of an offence under Section 60 by virtue of the fact that an offence under Section 7(3) or (5) or 58(1)(b) of the CPF Act has been committed by that body corporate and is found to have been committed with the consent or connivance of or to be attributable to any act or default on the part of that person, that person shall be liable on conviction (a) to a fine of not less than S$1,000 and not more than S$5,000 or to imprisonment for a term not exceeding six months or to both; and (b) if that person is a repeat offender in relation to the same offence, to a fine of not less than S$2,000 and not more than S$10,000 or to imprisonment for a term not exceeding 12 months or to both.

The Employment of Foreign Manpower Act 1990

The employment of foreign workers in Singapore is governed by the Employment of Foreign Manpower Act 1990 of Singapore (“EFMA”) and regulated by the Ministry of Manpower. Under Section 5(1) of the EFMA, no person shall employ a foreign worker unless the foreign worker has obtained a valid work pass from the Controller of Work Passes under Section 7 of the EFMA and in accordance with the Employment of Foreign Manpower (Work Passes) Regulations 2012 (“EFMR”). An employer of foreign workers is also subject to, among others, the EA and the Immigration Act 1959. A work pass includes the following: (a) employment pass, for foreign professionals, managers and executives earning at least S$5,000 per month and who have acceptable qualifications; (b) S pass, for mid-level skilled staff who earn at least S$3,000 per month and who meet the assessment criteria; and (c) work permit for foreign worker, for semi-skilled foreign workers.

Any person who contravenes Section 5(1) of the EFMA shall be guilty of an offence and shall: a) be liable on conviction to a fine not less than S$5,000 and not more than S$30,000 or to imprisonment for a term not exceeding 12 months or to both; and b) on a second or subsequent conviction: (i) in the case of an individual, be punished with a fine of not less than S$10,000 and not more than S$30,000 and with imprisonment for a term of not less than one (1) month and not more than 12 months; or (ii) in any other case, be punished with a fine of not less than S$20,000 and not more than S$60,000.

The EFMR requires employers of work permit holders, among others, to: a) bear the costs of medical treatment (unless in excess of the minimum mandatory coverage in certain instances); b) provide safe working conditions and take such measures as are necessary to ensure the safety and health of the foreign employee; c) provide acceptable accommodation consistent with any law or governmental regulations; and d) purchase and maintain medical insurance for inpatient care and day surgery, with coverage of at least S$60,000 (for policies with start date effective on or after 1 July 2023) per every 12-month period (or for such shorter period where the foreign employee’s period of employment is less than 12 months).

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Employment of Foreign Workers in the Construction and Services Sectors

In the employment of foreign workers, employers are restricted by, among other things, the dependency ratio ceiling (“DRC”), the countries of origin, the age and the qualifications of the foreign employees, which differ from sector to sector. The DRC limits the number of foreign workers that an employer may employ based on the type of work pass held by the foreign employee, and the number of local employees currently in the employer’s employment. Currently, the DRCs for the services sector stands at 35% and under the construction sector quota, an employer can hire five (5) Work Permit holders for every local employee. In computing the foreign employee quota, a Singaporean or permanent resident employee employed under a contract of service, including the company’s director, is counted as one (1) local worker if they earn the local qualifying salary (“LQS”) of at least S$1,400 per month, and 0.5 local worker if they earn half the LQS of at least S$700 to below S$1,400 per month. The LQS will be increased to S$1,600 from 1 July 2024.

Foreign worker levies are payable when employing foreign workers, with the quantum varying based on several factors, such as the type of business activity, the skill level of the foreign employees and the proportion of the employer’s workforce that are made up of foreign employees. For example, the monthly levies payable for basic skilled foreign employees working in the services sector are S$450, S$600, and S$800 if the foreign employees make up to 10.0%, above 10.0% to 25, and above 25.0% to 35.0% of the employer’s workforce respectively. The monthly levy payable for workers in the construction sector ranges from S$250 to S$900 depending on the source country and level of level of skill of the work permit holder. All companies hiring foreign workers are required pay all their local employees at least the LQS.

Security Bond

Employers will have to purchase a security bond of S$5,000 for every non-Malaysian work permit holder employed in the form of a banker’s or insurer’s guarantee. The bond will be forfeited upon, among others, violation of MOM’s work permit conditions or security bond conditions, failure to pay the worker’s salary on time or failure to send the worker home when the relevant work permit expires or is revoked or cancelled.

Progressive Wage Model

The Progressive Wage Model (“PWM”) functions as a roadmap for raising basic wages, skills and productivity, and encompasses specific wage ladders tailored for each industry sector. Each wage ladder comprises a series of wage points and is intended to enable workers at all levels of the ladder to upgrade and progress to their next respective wage points. The PWM for the landscape maintenance employees was developed by the Tripartite Cluster for Landscape Industry. Compliance with the PWM is also a registration condition for NPark’s Landscape Company Register (“LCR”). Under the PWM, employers of Singapore citizens and Singapore permanent residents working full-time or part-time under a contract of service in landscape sectors have to comply with the following mandatory requirements:

(i)	Pay employees at least the required PWM wage level and all other local employees at least the LQS;

(ii)	Train employees according to the stipulated training requirements that tap on Singapore Workforce Skills Qualifications for Landscape; and

(iii)	Pay eligible employees an annual bonus worth at least two (2) weeks of basic monthly wage (“PWM Bonus”).

The PWM Bonus is only payable to employees, including part-time employees, who have worked for the same employer for at least 12 months but the requirement on length of service will be waived for circumstances beyond the control of the employee such as when there is a change of service provider. A pro-rated PWM Bonus must be paid by the incumbent service provider even if the employees have not completed 12 months of service.

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Regulations relating to the environment

Environmental Protection and Management Act 1999

The Environmental Protection and Management Act 1999 of Singapore regulates the management of hazardous substances. It is an offence under Section 17 of the Environmental Protection and Management Act to discharge toxic substances or hazardous substances into inland waters which is likely to cause environmental pollution. Additionally, pursuant to Section 24, every person storing, using or dealing with any hazardous substances must do so in such a manner as to not threaten the health or safety of any person or to cause pollution of the environment. Hazardous substances include pesticides containing allied chlorinated hydrocarbon compounds, fipronil, neonicotinoid compounds, phosphorus compounds or pyrethroid compounds.

Environmental Public Health (Toxic Industrial Waste) Regulations

Under Section 4 of the Environmental Public Health (Toxic Industrial Waste) Regulations (“TIW Regulations”), a generator of toxic industrial waste would have to notify the National Environmental Agency (“NEA”) of any changes in the type or nature of toxic industrial waste being produced in the premises and the quantity, volume, concentration or level of the waste that is produced. Section 6 of the TIW Regulation provides that every generator should keep an up-to-date register of the particulars of toxic industrial waste such as (a) the type and quantity generated, (b) the manner of disposal, (c) the date and the quantity supplied or sold to a toxic industrial waste collector, (d) the name and address of the toxic industrial waste collector, and (e) the quantity held in stock.

Toxic industrial waste generators would have to dispose of the residues at NEA’s approved landfill site or engage a licenced toxic industrial waste collector to collect the waste for treatment and disposal. Toxic industrial waste includes:

(i)	used containers, bags and process equipment contaminated by chemicals and pesticides from storage, manufacturing and trading activities; and

(ii)	obsolete or abandoned chemicals and pesticides from storage, manufacturing and trading activities.

Pursuant to Section 41 of the TIW Regulations, a person who contravenes or fails to comply with any of the provisions of the TIW Regulations shall be guilty of an offence and shall be liable on conviction to a fine not exceeding $10,000 and, in the case of a continuing offence, to a further fine not exceeding $100 for every day or part thereof during which the offence continues after conviction.

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BUSINESS

Our Company

Our Group is a provider of nature-based green sustainability solutions based in Singapore. We integrate sustainability into our core business practices, embracing innovation and demonstrating a genuine commitment to environmental and social responsibility. Through the operating entity, we provide commercial nature-based green sustainability solutions to our customers through three offered services: forest rejuvenation services, environmental improvement services, and landscaping and gardening services. The operating entity has delivered a wide range of projects across a variety of public and private settings, from urban waterfronts to tropical rainforest. The operating entity’s services to the private sector include those to commercial buildings, condominiums, government buildings and theme parks. Through the operating entity, we also provide our services to the public sector, including to public parks and public theme parks.

We believe that our Group’s ability to systematically deliver sustainable and high-quality forest rejuvenation services, environmental improvement services, and landscaping and gardening services is the foundation of our value proposition to our customers. Through the operating entity, we are an established provider of nature-based green sustainability solutions with an operating history and track record of more than 34 years. The operating entity’s decades of experience in the industry have enabled us to fine-tune our methods and processes to understand and meet the nature-based green sustainability solutions requirements of our customers.

The operating entity’s nature-based green sustainability solutions include the provision of a broad spectrum of expert services from structural improvement, as well as project management. Through the operating entity, we have an established network of subcontractors whom we work with to deliver integrated nature-based green sustainability solutions, including arborists, green wall specialists, and environmental specialists such as bird specialists, soil specialists, and wildlife shepherding specialists. We believe that being an integrated nature-based green sustainability solutions provider places our Group in a better position to undertake more complex projects and attract a diverse set of customers and, as a result, enhances our competitiveness.

We believe that our focus on sustainability represents opportunities for our Group to grow our nature-based green sustainability solutions business amid the collective movement towards achieving net zero emissions and the broad shift toward sustainability as a key consideration across industries.

Our History

Our Company was incorporated in the British Virgin Islands as a BVI business company under the BVI Business Companies Act 2004 on June 26, 2024. The inception of our Group can be traced back to the incorporation of our subsidiary, Garden Beau, as a private company limited by shares, under the Companies Act of Singapore on June 11, 1991, by, among others, our CEO, Chairwoman and director Joyce Tay. Please refer to the section titled “Corporate History and Structure” of this prospectus for further details on the restructuring exercise undertaken by our Group.

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We believe that the operating entity is a trusted provider of nature-based green sustainability solutions, due to its long operating history, abundant track record of accomplished projects, and reputation within the landscape service industry proven by its being consistently awarded tenders for a diverse range of projects, as illustrated by the summary of milestones in its operational history set out below:

Year	Milestone
1990	Establishment of the operating entity’s first nursery at Lim Chu Kang

1991	Incorporation of the operating entity, Garden Beau Pte. Ltd.

1997	The operating entity was awarded tenders for landscaping and gardening services at Wafer Fab Parks located in Tampines and Woodlands

2007	The operating entity was awarded the tender for environmental improvement services at South Beach

2008	The operating entity was awarded the tender for landscaping and gardening services at Universal Studios Singapore

2014	The operating entity was awarded the tender for landscaping and gardening services at Jurong Lake Gardens

2020	The operating entity was awarded the tender for environmental improvement services at Mandai Rainforest Park North

2021	The operating entity was awarded tender for forest rejuvenation services at Mandai Rainforest Park South
The operating entity was awarded the tender for environmental improvement services at East Node Indoor Attraction and Mandai Resort

2022	The operating entity was awarded the tender for environmental improvement services at Mandai Rainforest Park South
The operating entity was awarded the tender for environmental improvement services at the new minion themed section of Universal Studios Singapore
The operating entity was awarded the tender for landscaping and gardening services at mixed-use development One North Eden

Our Competitive Strengths

Established operating history, track record, and reputation

Through the operating entity, we have operated in the landscape service industry for more than 34 years. During this period, the operating entity has delivered a wide range of projects across a variety of public and private settings, from urban waterfronts to tropical rainforest. Our decades of experience in the industry through the operating entity have enabled us to fine-tune our methods and processes to understand and meet the individual nature-based green sustainability solutions requirements of our customers. We believe that the operating entity’s relationship with its customers is built on our track record in providing effective and reliable services that meet their specific requirements, and that its reputation for doing so gives it a business advantage over its competitors. We also believe that the operating entity’s track record of ongoing and completed private and public sector nature-based green sustainability solutions projects is a testament to its position as an established nature-based green sustainability solutions provider. Our business, through the operating entity, in private sector nature-based green sustainability solutions projects is primarily generated through referrals from industry contacts and by positive word-of-mouth from past and existing customers, which is testament to our commitment to service excellence. Most of the operating entity’s major contracts are public sector projects secured through tender where it competes against other established participants in the industry.

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Broad spectrum of integrated services

Our Group integrates sustainability into our core business practices, embracing innovation and demonstrating a genuine commitment to environmental and social responsibility. The operating entity’s nature-based green sustainability solutions expertise include a broad spectrum of service expertise from civil to structural and architectural service expertise, as well as project management capabilities. Through the operating entity, we have an established network of subcontractors with whom we work to deliver integrated nature-based green sustainability solutions, including arborists, green wall specialists and environmental specialist. Such network of subcontractors broadens the scope of integrated nature-based green sustainability solutions our Group is able to provide to our customers in our offering of forest rejuvenation services, environmental improvement services and landscaping and gardening services. We believe that being an integrated nature-based green sustainability solutions provider places our Group in a better position to undertake more complex projects and to a diverse set of customers, which enhances our competitiveness.

Commitment to Sustainability

We integrate sustainability into our core business practices, embracing innovation and demonstrating a genuine commitment to environmental and social responsibility. As part of our commitment to sustainability and environmental and social responsibility, the operating entity adopts green technology and sustainable practices in the provision of its nature-based green sustainability solutions. These include the use of energy efficient lighting solutions, the transplanting of critically endangered native saplings that promote biodiversity, utilizing solar-powered equipment, and implementing smart irrigation systems to minimize water consumption. In addition, through the operating entity, we integrate sustainability considerations into our risk management strategies by anticipating and addressing environmental risks so as to minimize harm to the environment during the course of our projects. An example of this is the Mandai Rainforest Project located in the Mandai Rainforest. During execution of the project, the operating entity was cognizant of and took measures to minimize the risk of damage to the rainforest environment, where critically endangered native saplings and trees are located. In integrating sustainability into our core business practices, we believe that our Group is positioned as more resilient and better prepared for the challenges of the future than our competitors. We believe that our focus on sustainability represents opportunities for our Group to grow our business amid a broad shift toward sustainability as a key consideration across industries, coupled with a collective movement towards achieving net zero emissions, as we believe this would translate to a growth in demand for our Group’s services.

Experienced management team and staff

Our management team possesses extensive experience, technical expertise, and business relationships with industry players in the nature-based green sustainability solutions sector. Our CEO, Chairwoman and director, Ms. Joyce Tay, has more than 27 years of relevant experience in the landscape service industry through overseeing the operational activities and business development of the operating entity, and she provides our Group with strategic leadership. As the CEO of our Group, Ms. Joyce Tay is committed to the development of our business and the growth of our Group. She will continue to spearhead our business operations and the execution of our future plans. Our directors are supported by our operational staff, an experienced and dedicated team of financial staff, human resources staff, project managers, and employees who are committed to fostering strong relationships with our customers and suppliers. We believe that the experience and expertise of our management team and staff enable our Group to fulfil the functional needs of our customers with creative approaches and to effectively manage the unique challenges of each project with practical solutions.

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Our Strategy

Increase our market share in Singapore

We believe that government policies supportive of Singapore as a city in nature, coupled with an increased focus on ESG and sustainability, have resulted in a higher demand for nature-based green sustainability solutions in Singapore where our operations, through the operating entity, are based and presents an opportunity for our Group to grow our existing business. In addition, we believe that heightened quality expectations of the operating entity’s customers presents further opportunities for experienced industry players such as our Group to capitalize on our expertise and experience to grow our market share in Singapore. We intend to expand our existing business in Singapore, through the operating entity, by increasing our business development activities, including reaching out to property developers, expanding and upskilling our workers, tendering for higher margin projects in the private sector, and attracting new customers to further broaden and diversify our customer base. In addition, we intend to leverage our expertise in nature-based green sustainability solutions to develop packaged nature-based green sustainability solutions for commercial sale, catering to customers who may have less complex requirements and who may not require bespoke solutions.

Expand our services overseas

We intend to leverage on the operating entity’s established branding and market presence in Singapore to expand our operations overseas, with an initial focus on providing technical advisory services for forest rejuvenation services and environmental improvement services within Asia. We believe that an increased global focus on ESG and sustainability has created a demand overseas for forest rejuvenation services and environmental improvement services, as corporations and governments internationally pay increased attention to both protection of the environment during the course of construction, as well as ESG considerations relating to the ongoing operations of buildings and facilities. In addition, our Group intends to tender for forest rejuvenation services and environmental improvement services projects overseas, leveraging our decades of experience in the industry and our track record of ongoing and completed private and public sector nature-based green sustainability solutions projects, through the operating entity. Our Group intends to use 10% of the proceeds from the listing to expand our services overseas.

Adopt technology and conduct research and development to harness manpower efficiencies

We intend to leverage our own resources to adopt technology for the purpose of automating certain of our service processes to increase the efficiency and productivity of our services, resulting in consistent and quality outcomes, in line with the requirements of our customers. Improving our efficiency and productivity through the automation of our service processes would also enable us to expand our business without straining our manpower. To this end, we intend to invest in autonomous equipment such as drones for the maintenance of less accessible landscaping features, such as green walls and green roofs, to improve our efficiency, productivity, and service outcomes. In addition, we intend to invest in existing technology to digitalize various of our administrative work processes in areas including finance, human resources, procurement, operations, attendance, and inspections.

In addition to acquiring commercially available equipment and technology, we intend to allocate appropriate resources and collaborate with third parties who have the relevant expertise to conduct research on and to develop equipment and technology to improve the management, automation, efficiency, and productivity of our service processes in the future. Such technology will include measures that will enable us to monitor the utilization of our workforce, which would allow us to better manage the deployment of our resources and enhance efficiency and productivity. We believe that developing equipment and technology tailored to our specific purposes and requirements will better equip us to meet and exceed the requirements of our customers.

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We also intend to conduct research and development into eco-friendly green technologies aligned with global ESG standards to improve the efficiency and affordability of such technology, with the aim of creating lasting value for our stakeholders while minimizing our environmental impact to contribute to a more sustainable future.

Engage in strategic mergers and acquisitions

We intend to accelerate the growth of our business operations and expand the scope of our service offerings by taking advantage of market opportunities to selectively engage in strategic acquisitions and joint venture partnerships with prospective business partners. Depending on available opportunities, feasibility of such strategy, and market conditions, we will leverage on our business network and explore strategic acquisition and joint venture opportunities. To expand our business, we would acquire companies that already have an established brand and market presence offering nature-based green sustainability solutions which share our commitment to sustainability, enabling us to leverage their expertise to enhance our service offerings and reach new markets. When evaluating such opportunities, we will also consider factors such as the acquisition of capabilities, skills, technology, and/or operational processes which are synergistic to our business. Our Group intends to use 50% of the proceeds from the listing to engage in strategic downstream acquisitions. As of the date of this prospectus, we have not yet identified nor entered into negotiations with any specific acquisition target, nor do we have any agreements for acquisitions or investments.

Innovation and Sustainability

In delivering our nature-based green sustainability solutions, we integrate sustainability into our core business practices, embracing innovation and demonstrating a genuine commitment to environmental and social responsibility.

To our knowledge, the operating entity was the first provider of nature-based green sustainability solutions to provide full crown transplantation services in Singapore. Full crown transplantation is a method of relocating trees, in which trees are transported with their main branches, sub-branches, and leaves intact to a new location, thereby reducing the rate of transpiration. During the full crown transplantation process, a trench is dug around the tree in stages, and the root ball of the tree is trimmed based on the attributes of the specific species of tree. The tree is then observed for six (6) months during which period its roots will regenerate, enabling the transplanted tree to sustain itself post-transplantation. During such period, the tree is monitored on a daily basis for purposes of observing its growth and whether it has sufficient nutrients and lighting or requires pruning and to monitor for signs of infestation. Once new roots have grown and the tree is sufficiently established, it is transported to a new location by a trailer and planted in its new location.

As part of our commitment to sustainability and environmental and social responsibility, the operating entity adopts green technology and sustainable practices in the provision its nature-based green sustainability solutions. These include the use of energy efficient lighting solutions, the transplanting of critically endangered native saplings that promote biodiversity, utilizing solar-powered equipment, and implementing smart irrigation systems to minimize water consumption.

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Revenue Breakdown

Our revenue breakdown is set out below:

	Fiscal year ended December 31, 2022	Fiscal year ended December 31, 2023
Forest Rejuvenation Services	26%	6%
Environmental Improvement Services	56%	72%
Landscaping and Gardening Services	18%	22%

Forest Rejuvenation Services

The operating entity’s forest rejuvenation services involve the salvation and regeneration of forest trees, birds, and other wildlife prior to and during the course of development works, such as the construction of parks and buildings within forest areas, which can cause damage to forest trees and disturb the natural habitats of the birds and wildlife native to the forest. The processes by which the operating entity carries out its forest rejuvenation services include the planting of additional native trees, transplanting of critically endangered native saplings and trees from the forest and re-planting them back into their original environment, and shepherding birds and wildlife native to the forest so as to minimize the harm caused to them during the development works. In delivering forest rejuvenation services, the operating entity typically works with a network of subcontractors which include arborists and environmental specialists such as bird specialists, soil specialists, and wildlife shepherding specialists, who have the specialist expertise required for our forest rejuvenation services.

The Mandai Rainforest Park project, conducted by us from 2019 to 2024, was our Group’s first forest rejuvenation services project, and, to our knowledge, the project was the first of its kind in Singapore. As a result, we believe that the operating entity is a trusted provider of forest rejuvenation services, due to its pioneer status among forest rejuvenation service providers in Singapore, as well as its operating history, track record, and reputation within the landscape service industry proven by its being consistently awarded tenders for forest rejuvenation projects, as illustrated by the milestones in its operational history listed above.

The Mandai Rainforest Park is a two (2) hectare tourist attraction in Singapore, which showcases the natural rainforest habitat on which it is located. The Mandai Rainforest Park project was undertaken by our Group in coordination with local government agencies, the National Parks Board and the National Biodiversity Centre.

Our involvement in the Mandai Rainforest Park project, through the operating entity as main contractor for the project, included the full-crown transplantation of critically endangered native saplings and trees. A team of arborists, engaged by the operating entity, identified and tagged critically endangered native saplings and trees on site at the Mandai Rainforest, with those of conservation interest transplanted and temporarily relocated to a holding nursery operated by the operating entity. To replicate the original environment of the harvested saplings and trees as closely as possible, such saplings and trees were transplanted together with their underlying soil before being transported by trucks back to the operating entity’s holding nursery. Light conditions for each transplanted tree in the holding nursery were calibrated with a light meter to replicate those to which each particular tree was exposed in the rainforest prior to transplantation and monitored on a daily basis. While the transplanted saplings and trees were held at the operating entity’s holding nursery, records were kept of their fertilizing, pruning, soiling, and repotting schedules to ensure accountability for their wellbeing. Upon completion of different stages of the development works, such trees, together with the harvested soil, were transplanted by the operating entity back to the rainforest at the appropriate time and incorporated as part of the Mandai Rainforest Park.

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Certain trees found to be unsuitable for transplanting, with the permission of the relevant authorities, were felled with their roots and trunks for conservation, repurposed as part of the recreated natural environments of animals at the Singapore Zoological Gardens or as raw materials for furniture at the Mandai Rainforest Park.

In addition, the operating entity oversaw the shepherding and temporary relocation of the birds and wildlife existing in areas of the rainforest which were being developed. Working with a team of bird and wildlife experts, the operating entity created guiding paths within the Mandai Rainforest to provide safe passage for wildlife to relocate from the areas at which development works were being carried out to areas designated as safe zones for the duration of the development works. Upon completion of the forest rejuvenation services, the relocated wildlife were then retrieved by the Mandai wildlife team and shepherded back to their original areas within the rainforest.

As part of our forest rejuvenation services at the Mandai Rainforest Park, the operating entity oversaw the maintenance of designated tree protection zones (“TPZs”) within the Mandai Rainforest for the duration of the project. Access to such TPZs was restricted for the duration of the project, and measures taken to restrict unauthorized access included the erection of physical barriers to prevent disturbance to the trees, harm to wildlife, and disposal of litter within the TPZs. Trees within the TPZs were tracked by arborists engaged by the operating entity using global positioning system technology, and maintenance of trees within the zone was overseen by the operating entity. For the duration of the project, the TPZs were accessible exclusively by the operating entity for weekly pruning and other maintenance purposes. Upon completion of the project, the area was no longer designated as a TPZ and formed part of the landscaped areas of the Mandai Rainforest.

The operating entity’s forest rejuvenation services are undertaken on a project-by-project basis, typically ranging from S$3 million to S$7 million in value and spanning from one (1) year to three (3) years. For the fiscal year ended December 31, 2023 and December 31, 2022, in forest rejuvenation services, we generated net service revenues of approximately S$0.41 million (0.3 million) and S$1.27 million ($0.9 million) respectively.

Environmental Improvement Services

Through its environmental improvement services, the operating entity proposes and implements green solutions under various settings, including for commercial buildings and theme parks, to enhance and protect natural ecosystems and create more environmentally friendly spaces aligned with adopted ESG principles. In such projects, our Group’s approach goes beyond a purely aesthetic focus to include ESG considerations such as habitat restoration, removal of invasive species, improvement of soil health, energy efficiency, reduction of a building’s operational carbon footprint, and use of sustainable materials. The benefits of incorporating ESG considerations in the provision of the operating entity’s environmental improvement services include protection of the natural environment and reduced energy costs. Through the operating entity, we have a track record of providing environmental improvement services in both natural and urban environments.

The customers of the operating entity’s environmental improvement services include commercial buildings and theme parks. Through the operating entity, we are generally engaged to provide our environmental improvement services by main contractors who have been awarded tenders for building construction or improvement projects. In delivering its environmental improvement services, the operating entity typically engages an arborist and green wall specialists where specialist knowledge is required and works with other subcontractors engaged directly by the client, including architects, landscape consultants, and ESG consultants. In delivering its environmental improvement services, the operating subsidiary incorporates the use of recycled materials, such as the use of glass fiber reinforced polymer rebar (“GFRP”) planters, in conservation of natural resources and to reduce the carbon footprint of the project.

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An example of our environmental improvement services, which we provide through the operating entity, is South Beach, an urban integrated development in Singapore’s city center that includes a hotel, offices, retail stores, business centers, and restaurants. The design for the operating entity’s environmental improvement services in the South Beach project was proposed by the landscape consultant engaged by the project’s main contractor. Based on the landscape consultant’s design, and taking into account the main contractor’s schedule, the operating entity conducted an analysis to decide which segments of its project deliverables should proceed first. Through the operating entity, our involvement in the South Beach project included the installation of a garden landscape with elements such as an external planter façade along the parapet wall to increase the building’s energy efficiency, reduce its operating carbon footprint, and to lower the temperature of the building, as well as the design and implementation of an irrigation system for delivery of water to sustain the garden landscape. Taking into consideration the design of the building, the operating entity incorporated the use of GFRP planters and green walls in the building’s garden landscape to create greater natural air movement within the building, thereby reducing its energy consumption. The method statement and shop drawings for the green wall were provided by the green wall specialists engaged by the operating entity, while plants for the South Beach project were selected by the operating entity based on the project’s design theory. The scope of work completed by the operating entity for the South Beach project included the conservation of three (3) Angsana trees on site. In designing the irrigation system for the South Beach project, the operating entity prepared shop drawings and the method statement setting out the mechanics of the irrigation system, taking into account the design of the building, and carried out the piping and drainage work for the planters and the surrounding areas.

In addition to providing environmental improvement services in urban environments, the operating entity has also provided environmental improvement services for projects based in natural environments such as the Mandai Rainforest Park, including its East Node Indoor Attraction and rainforest resort. The design for the operating entity’s environmental improvement services in the Mandai Rainforest Park project was originated by the operating entity, taking into account the contours of the rainforest, the TPZs within the rainforest, and sustainability in view of the wildlife in the area. Through the operating entity, our involvement in the Mandai Rainforest Park project included the design and installation of planters and green roofs, the design and construction of swales, preservation of natural streams, the design and implementation of irrigation system and drainage system, and soiling work. Plants for the Mandai Rainforest Park project were selected by the operating entity based on the project’s design theory and taking into account the natural environment of the Mandai Rainforest. Taking into consideration the design of the Mandai Rainforest Park, the operating entity incorporated the use of GFRP planters and green roofs in the park’s landscape to create greater natural air movement within its buildings, thereby reducing their energy consumption and operating carbon footprint. In designing the irrigation system for the Mandai Rainforest Park project, the operating entity prepared shop drawings and the method statement setting out the mechanics of the irrigation system, taking into account the design of the buildings and the surrounding rainforest areas, the pump power required to circulate water to the required areas, and taking special care to avoid damage the roots of the rainforest’s trees. The operating entity’s work on the irrigation system also included piping and drainage work for the planters, green roofs, and the surrounding rainforest areas, as well as the installation of two (2) pumps for the circulation of water within the rainforest areas. To preserve the naturally occurring streams within the Mandai Rainforest, the operating entity utilized naturally occurring boulders within the rainforest to avoid the pooling of stagnant water within the rainforest. Similarly, the operating entity constructed swales to contain and guide the flow of water in the mountainous areas of the rainforest towards its drainage network to avoid pollution, erosion, and flooding.

Our environmental improvement services, which we provide through the operating entity, are undertaken on a project-by-project basis, typically ranging from S$6 million to S$17 million in value and spanning from one (1) year to four (4) years. For the fiscal years ended December 31, 2023 and December 31, 2022, in environmental improvement services, we generated net service revenues of approximately S$5.3 million ($4.0 million) and S$2.7 million ($2.0 million), respectively.

Landscaping and Gardening Services

Our landscaping and gardening services, which we provide through the operating entity, entail the design, installation, and maintenance of landscaping, irrigation, lighting, and plants in commercial buildings, condominiums, and theme parks.

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Through the operating entity, we are engaged to provide our landscaping and gardening services either as main contractor or subcontractor in building construction or improvement projects. In delivering our landscaping and gardening services through the operating entity, we typically engage an arborist where specialist knowledge is required and work with other subcontractors engaged directly by the client, including architects and landscape consultants.

An example of our landscaping and gardening services, which we provide through the operating entity, is the original Chinese Gardens at Jurong Lake Park. In the Chinese Gardens project, the operating entity was the appointed main contractor overseeing landscaping and gardening works for the entire Chinese Gardens, including the design and installation of landscaping, irrigation, drainage, lighting, and plants, the construction of pavilions, running tracks, and walkways, and the provision of electrical works and drainage in the gardens. The Chinese Gardens project showcases our Group’s broad spectrum of services from civil to structural and architectural services, as well as our project management capabilities.

Another example of the operating entity’s landscaping and gardening services is the Universal Studios Singapore theme park. In the Universal Studios Singapore project, the operating entity’s scope of landscaping and gardening services included the design and installation of landscaping, irrigation, lighting, and plants in Universal Studios theme park.

Our landscaping and gardening services, which we provide through the operating entity, are undertaken on a project-by-project basis, typically ranging from S$100,000 to S$2 million in value and spanning from three (3) months to two (2) years. For the fiscal year ended December 31, 2023 and December 31, 2022, in landscaping and gardening services, we generated net service revenues of S$1.6 million ($1.2 million) and S$0.9 million ($0.6 million), respectively.

Our Business Process

The following is an overview of our business process.

1
Invitation to Tender
2
Site Survey
3
Submission of Proposal
5
Tender Interview
6
Award of Tender and Preparation Work
7
Execution
8
Completion Matters

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Invitation to Tender

The prospective customer issues an invitation to tender which outlines the preliminary requirements for the project, the selection process, the evaluation criteria, and the contract terms. The operating entity has obtained FM03 L5 registration for landscaping services, including tree planting, turfing, and grass cutting, under the BCA’s facilities management registry, which is a compilation of companies that are eligible to provide facilities management services for the public sector in Singapore. It is also registered under the landscape company register maintained by NParks, which enables it to bid for contracts with NParks. Under its FM03 L5 registration, the operating entity is eligible to tender for public sector projects of a value of up to S$16 million.

Site Survey

The management of the operating entity decides whether to participate in the tender or accept the request for proposal, considering factors such as the creditworthiness of the prospective customer, the requirements of the proposed project, and our Group’s capabilities and capacity. In deciding whether to participate in a tender, the management of the operating entity also considers both qualitative and quantitative factors such as the contract sum, tenure of the project, minimum headcount required, and the reputation of the customer. If the project is shortlisted by our Group, the management of the operating entity will indicate our interest in tendering for the project and will attend a site survey of the proposed project site and review the tender specifications to understand the scope of work required.

Submission of Proposal

As part of the cost-estimation exercise, the management of the operating entity will obtain quotes from a range of suppliers based on the proposed scope of work so as to factor their costs into its final estimate. Other considerations taken into account in arriving at the proposed price are the nature and complexity of the project, whether there is an element of urgency, and the prevailing market conditions. Once the proposal has been finalized, it will be submitted to the prospective customer.

Tender Interview

Where the operating entity is shortlisted for a project, the prospective customer typically conducts an interview with the management team to further assess its experience and capabilities in providing the requested services. Information typically requested by prospective customers at this stage include the financial information of the operating entity, supporting letters from its suppliers, insurance details for the proposed project, details of the banker’s guarantee to be provided, and relevant projects from the operating entity’s portfolio. The prospective customer may also arrange a visit to the operating entity’s nursery and former projects as part of its assessment of the operating entity’s operations and capabilities.

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Award of Tender and Preparation Work

Once the operating entity is awarded a project, a project team is formed and briefed on the specific requirements of the project. A project manager is appointed from among the team, with overall responsibility for coordination and oversight of the project. A project plan is prepared, which sets out, among others, the scope of services involved, the headcount, equipment, machinery, and technology required, any training to be undertaken by our workers in preparation for the project, the subcontractors to be appointed, and the schedule for the provision of such services. Please refer to the section titled “Sourcing and Suppliers” of this prospectus for further details on the selection of subcontractors for the operating entity’s projects. Upon appointment of the subcontractors, the project manager liaises with the subcontractors on the schedule of work, payment of deposit, and specifications of the project. A budget for the project is then determined and the necessary resources are set aside. Workers employed by our Group under other projects which are winding down may be redeployed to the new project. At this stage, we will also arrange for insurance and a banker’s guarantee based on the project requirements and, if necessary, visit our suppliers overseas to confirm the species of plants available and that they are in good condition. For forest rejuvenation projects, the operating entity would also commence preparation of the holding nursery, including the preparation of its irrigation system and harvesting of soil on the nursery grounds, to house the transplanted native saplings and trees for the duration of the project. The proposed schedule of work is submitted to the customer at this stage.

Execution

During the tenure of the project, the project manager retains oversight of the project to ensure adherence to our standard operating processes, any site or customer-specific processes, and applicable government regulations. Other aspects monitored by the project manager include manpower, project site safety, environment management, resource optimization, efficiency maximization, staff retention, quality control of materials, and coordination with subcontractors. The subcontractors engaged by the operating entity for its projects, such as arborists, green wall specialists, and environmental specialists, each provide the specialist expertise for which they are engaged, while overall responsibility for and work in connection with the project remains with the operating entity. In general, the subcontractors engaged by the operating entity are responsible for procuring the equipment and machinery necessary to provide their services. The project manager is also tasked with conducting project site inspections and ad hoc troubleshooting. In the event of any unforeseen delays or disruptions due to reasons beyond our control, the project manager will resolve such issues upon discussion with our customers, subject to the approval of our management. As part of our quality assurance to our customers, the operating entity conducts stringent quality checks and inspections throughout the duration of the project to ensure that the work is carried out to the standards contractually agreed on. Such quality checks and inspections are integrated into each stage of the operating entity’s business process and include the visiting of suppliers overseas to confirm the species of plants available and that they are in good condition and are overseen by the project manager for the relevant project.

Completion Matters

In projects involving environmental improvement services and landscaping and gardening services, following execution of the project, the operating entity is generally required to provide as-built drawings of the works provided. The as-built drawings provide an updated record of the works actually completed on site as at completion of the project, as there are typically changes from the shop drawings provided prior to commencement of the project. Upon completion of the project, a certificate of completion is issued by the customer, and the project is handed over to the customer. From the handover date, there is typically a 12-to-18-month warranty period for environmental improvement services projects and landscaping and gardening services projects which covers, among others, the irrigation system and the health of the plants supplied to the customer. During such period, our Group will generally replace any plants that have died unless the expiry of such plants is due to the fault of the customer.

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Revenue and Pricing Model

The operating entity’s contracts for forest rejuvenation services, environmental improvement services, and landscaping and gardening services are typically awarded by tender and carried out on a fixed-price basis with invoices issued upon agreed project milestones. Where customers are from the public sector, additional terms and conditions applicable to public sector projects relating to, among others, the operating entity’s general responsibilities as a contractor, notices and fees, quality of construction, and administrative matters, are applicable. On occasion, we may be engaged by our environmental improvement services and landscaping and gardening services customers to provide maintenance services following completion of the project, and revenue for such services is typically recorded on a monthly basis.

Value Proposition

We believe that our ability to systematically deliver high quality forest rejuvenation services, environmental improvement services and landscaping and gardening services is the foundation of our value proposition to our customers.

Organization

Our core operating strategy is to leverage our experience and expertise and to provide a broad spectrum of integrated services to our customers. Our management team, including our CEO, Chairwoman and director Joyce Tay, spearheads our business operations and future plans, and drive the growth of our Group. Our directors are supported by the operating entity’s operational staff and an experienced and dedicated team of financial staff, human resources staff, projects team, maintenance team, logistics team, and other employees. The operating entity’s projects comprise a project manager, safety supervisors, lifting supervisors, signal workers, drafter, and general workers. Lifting supervisors are deployed on projects with a high-rise element and are responsible for guiding our crane drivers to carry out their tasks safely and effectively through the use of signal communications. Signal workers work with our lifting team to ensure that objects which are lifted by machinery are unloaded safely and assist with other safety related tasks, such as directing vehicles on site. Our drafter is involved in the preparatory and final stages of our projects, providing both shop drawings and as-built drawings for submission to our customers. Each project manager in the operating entity is typically assigned to one (1) ongoing project and is supported by a team of employees and subcontractors, including arborists, green wall specialists and environmental specialists such as bird specialists, soil specialists, and wildlife shepherding specialists. Our maintenance team in the operating entity comprises a maintenance manager and general workers.

In line with our commitment to safe work practices, new members of the operating entity’s operations team undergo a safety induction course upon commencement of their employment with the operating entity to comply with its safe work procedures. Employees of the operating entity who operate certain machinery as part of their job scope are also required to obtain the necessary certifications as required by the local authorities.

Information Technology

We, through the operating entity, have invested in our internal IT infrastructure, such as enabling shared services for accounts payable, accounts receivable, and payroll. Additionally, we utilize certain software applications to prepare shop drawings and as built drawings in the preparatory and final stages of our projects.

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Sales and Marketing

Our overall business development, including our sales and marketing activities, are headed by Mr. Steven Tay and Ms. Joyce Tay. They formulate our Group’s overall business strategies, expansion plans, and long-term marketing policies and are responsible for securing new business and sales orders. Tender opportunities for the operating entity are identified from the Singapore government’s procurement portal, GeBIZ, as well as newspapers, the Internet, through referrals from industry contacts, and by positive word-of-mouth from past and existing customers of the operating entity. For private sector projects, we, through the operating entity, also maintain close relationships with various stakeholders in the landscape service industry to keep apprised of subcontracting and tender opportunities as and when they arise. The operating entity has been awarded repeated projects by its existing customers who have also referred the operating entity to new prospective customers.

Our Customers

Through the operating entity, we provide our nature-based green sustainability solutions to a diverse set of customers. The operating entity has delivered a wide range of projects across a variety of public and private settings, from urban waterfronts to tropical rainforest. Its customers in the private sector include operators of commercial buildings, condominiums, government buildings, and theme parks. It also provides services to the public sector, including to public parks and public theme parks.

The operating entity is generally engaged by its customers on a project-by-project basis rather than under long-term contracts with firm commitments. Its business in private sector nature-based green sustainability solutions projects is primarily generated through referrals from industry contacts and by positive word-of-mouth from past and existing customers, which is testament to its commitment to service excellence.

Significant customers are those accounting for greater than 10% of the Company’s revenue in a given reporting period. Below are the lists of our significant customers during the fiscal years ended December 31, 2023 and 2022, respectively:

Fiscal year ended December 31, 2023

Customer	Sales Amount (SGD); Percentage	Major Contract Terms
China Jingye Engineering Corporation Limited “China Jingye”	SGD$5,074,945 (approximately USD3,779,312); 69%	1.	Contract duration: February 24, 2020 to May 25, 2023 Service: Environmental improvement services (Mandai Rainforest Park North)
		2.	Contract duration: January 27, 2021 to March 1, 2024 Service: Forest rejuvenation services (Mandai Rainforest Park South)

Lum Chang Building Contractors Pte Ltd “Lum Chang”	SGD716,920 (approximately USD533,890); 10%	1.	Contract duration: February 18, 2021 to September 30, 2023 Service: Environmental improvement services (East Node Indoor Attraction and Mandai Resort)

Lincotrade & Assoicates Pte Ltd	SGD701,387 (approximately USD522,323); 10%	1.	Contract duration: April 25, 2022 to October 10, 2022 Service: Landscape and gardening services

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Fiscal year ended December 31, 2022

Customer	Sales Amount (SGD); Percentage	Major Contract Terms
China Jingye	SGD3,474,802 (approximately USD2,520,274); 71.7%	1.	Contract duration: February 24, 2020 to May 25, 2023 Service: Environmental improvement services (Mandai Rainforest Park North)
		2.	Contract duration: January 27, 2021 to March 1, 2024 Service: Forest rejuvenation services (Mandai Rainforest Park South)

The Management Corporation Strata Title Plan No. 4622	SGD618,887 (approximately USD448,878); 13%	1.	Contract duration: January 1, 2022 to December 31, 2023 Service: Landscape maintenance services at South Beach Residences

Lum Chang	SGD$480,598 (approximately USD348,578 ); 10%	1.	Contract duration: February 18, 2021 to September 30, 2023 Service: Environmental improvement services

Sourcing and Suppliers

The operating entity has established relationships with its suppliers, most of whom it has worked with over a number of years. We believe that the operating entity’s track record, reputation, and punctuality in fulfilling invoices, have allowed it to build good relationships with its suppliers. The operating entity’s plants, fertilizer, seeds, irrigation equipment, and other landscaping products are sourced from a range of suppliers who are primarily based in Malaysia. In addition, where necessary, the operating entity works with logistics suppliers to supplement its own fleet of vehicles to meet project requirements.

The operating entity generally procures its products through single purchase orders rather than under long-term contracts with firm commitments. As a result, purchases are typically made from suppliers on an as required basis without a fixed contract term. Procurement of the supplies required for the operating entity’s nature-based green sustainability solutions is overseen by Mr. Steven Tay, our founder and advisor, and Ms. Joyce Tay, our CEO, Chairwoman and director. We have not observed any significant volatility in the prices of our principal supplies.

Other suppliers that the operating entity procures services from include subcontractors such as arborists, green wall specialists, and environmental specialists such as bird specialists, soil specialists, and wildlife shepherding specialists. In selecting subcontractors for its projects, the operating entity takes into account relevant considerations, including the project’s budget, the subcontractors’ track records, including their punctuality in completing deliverables, the quality of their workmanship, their reporting processes, and the quality of materials typically used in their projects. For subcontractors new to the operating entity, the operating entity will additionally conduct a review of the subcontractors’ past projects. The operating entity’s annual ISO review includes a review of its vendors, subcontractors, and suppliers, in connection with which ISO auditors will conduct an annual inspection of a selection of the operating entity’s projects. In selecting subcontractors for its projects, preference is given by the operating entity to subcontractors who have scored well in the ISO audit.

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Below are the lists of our top suppliers during the fiscal years ended December 31, 2023 and 2022:

Fiscal year ended December 31, 2023

Supplier	Purchase Amount (SGD); Percentage	Major Contract Terms
Green Acres Int Sdn Bhd	96,000 (approximately USD71,491); 29%	Product / service: Supply of trees and shrubs.

Soh & Tan Enterprises Pte Ltd	80,995 (approximately USD60,317); 24%	Product / service: Maintenance contract work

Advanced Tech Irrigation Golf Pte Ltd	56,801 (approximately USD42,300); 17%	Product / service: Maintenance contract work

Elmich Pte Ltd	31,437 (approximately USD23,411); 9%	Product / service: Supply of drainage systems.

BYS Horticulture	28,420 (approximately USD 21,164); 8%	Product / service: Supply of trees and shrubs

Fiscal year ended December 31, 2022

Supplier	Purchase Amount (SGD); Percentage	Major Contract Terms
Green Acres Int Sdn Bhd	213,789 (approximately USD155,061); 33%	Product / service: Supply of trees and shrubs.
A building construction, landscape planting, care, and maintenance service company based in Singapore	87,976 (approximately USD63,809); 14%	Product / service: Maintenance contract work
BYS Horticulture	57,383 (approximately USD41,620); 9%	Product / service: Supply of trees and shrubs
Advanced Tech Irrigation Golf Pte Ltd	55,688 (approximately USD40,391); 9%	Product / service: Maintenance contract work
Elmich Pte Ltd	17,582 (approximately USD12,752); 3%	Product / service: Supply of drainage systems

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Property, Plant and Equipment

Our corporate headquarters is a licensed facility located at 5000, Ang Mo Kio Avenue 5, #02-04, Techplace II, Singapore. We do not own any real property or license other property.

The details of the property leased by us as of the date of this prospectus are set out below. We believe that the facility is in good operating condition and suitable and adequate to support the current needs of our business.

Property	Location	Size (Square Feet)	Term of Use	Annual Rent
The operating entity’s office and nursery	5000 Ang Mo Kio Avenue 5, #02-04, Techplace II, Singapore 569870	2,095	1 April 2024 to 31 March 2026	S$42,000 (approximately US$31,277)

As of the date of this prospectus, our fixed assets include excavators, recycling woodchippers, and a fleet of 7 vehicles comprising vans and trucks. The scheduled maintenance of our equipment and vehicles is overseen by our logistics manager, with a focus on compliance, maintenance, asset utilization, and procurement. Repairs and improvements to our equipment and vehicles is outsourced to a third-party provider.

As of the date of this prospectus, we are not aware of any issues relating to pollution that may affect our utilization of leased properties and fixed assets, and there are no material plans to construct, expand or improve such facilities.

Our Employees

As of the date of this prospectus, our Group had a total of 50 employees, consisting of 47 full-time and three (3) part-time employees. The following tables set forth the detailed number of our Group’s employees in the past three fiscal years, respectively:

Function	Number of Employees as of December 31, 2023	Number of Employees as of December 31, 2022	Number of Employees as of December 31, 2021
Operation	33	25	27
Management	2	2	2
Research and Development	0	0	0
Sales,Marketing and Admin	14	14	10
Total	49	41	39

The operating entity has not experienced any material interruptions of operations due to disputes with its employees and considers its relations with its employees to be satisfactory. As at the date of this prospectus, none of the operating entity’s employees are unionized, and the operating entity is in compliance with its obligations under the CPF Act of Singapore, which governs the contributions made by employers and employees into the central provident fund of Singapore. Please refer to the section titled “Regulatory Overview” of this prospectus for further information on the CPF Act of Singapore and the obligations of the operating entity thereunder.

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Insurance

The operating entity maintains public liability insurance, foreign worker medical insurance, and work injury compensation insurance. It does not maintain director liability insurance, property insurance, business interruption insurance, general third-party liability insurance, or any commercial insurance, as of the date of this prospectus.

Competition

There is significant competition in Singapore in each of our offered service areas. As forest rejuvenation services are a relatively new category of services in Singapore, we believe that, as at the date of this prospectus, there are no established competitors for this segment of our services. In the environmental improvement services and landscaping and gardening services, the operating entity’s key competitors are Nature Landscapes, TEHC International, and Scenic Landscape. We believe that the primary competitive factors that affect the operating entity’s operations are work quality, service quality, customer experience, breadth of service offerings, and price. We believe that the operating entity’s ability to compete effectively is enhanced by its long operating history, abundant track record of accomplished projects, and reputation in the industry, as well as its broad spectrum of integrated services.

Seasonality

Due to the nature of our business, we have not observed any significant seasonal trends in our business.

Weather Conditions

Weather conditions have minimal impact on the performance of the operating entity’s forest rejuvenation services, environmental improvement services, and landscaping and gardening services, including the progress on the development of such projects. Most of our operations through the operating entity can continue in wet weather.

Licenses

As of the date of this prospectus, our Group, through the operating entity, has the following licenses, permits, registrations and approvals which are material to our business and operations.

Licence Name	Licensing Authority	Effective Date	Expiry Date
ISO 9001:2015 Quality Management System	EQA IMS	November 4, 2023	November 3, 2026
Nursery Accreditation	National Parks Board	September 8, 2023	September 7, 2026
bizSAFE Level 3	WSH Council	June 27, 2022	June 26, 2025
Landscape Company Register	National Parks Board	December 25, 2023	October 31, 2024
Contractors Registration – FM03 (Landscaping) – L5	Building and Construction Authority	June 7, 2023	June 1, 2026

Please refer to the section titled “Regulatory Overview” of this prospectus for further details of the licenses, permits, registrations and approvals held by our Group.

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Intellectual Property

As of the date of this prospectus, we do not own any registered intellectual property.

In the event that we become the proprietary owner of any intellectual property, we intend to use trademark law, such as applying for the registration of patent, trademarks, and domain names, as well as confidentiality and non-disclosure agreements to protect our intellectual property rights, and we will regularly monitor any infringement or misappropriation of our intellectual property rights.

Legal Proceedings

From time to time, we may be party to litigation that arises in the ordinary course of our business. We are currently not a party to, and we are not aware of any threat of, any legal or administrative proceedings that, in the opinion of our management, are likely to have any material and adverse effect on our business, financial condition, cash flow, or results of operations.

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INDUSTRY

Unless otherwise noted, all the information and data presented in this section have been derived from the industry report from Frost & Sullivan commissioned by us in June 2024 entitled “INDEPENDENT MARKET REPORT FOR THE LANDSCAPING SERVICES MARKET IN SINGAPORE” (the “IMR”). Frost & Sullivan has advised us that the statistical and graphical information contained herein is drawn from its database and other sources. The following discussion contains projections for future growth, which may not occur at the rates that are projected or at all.

Market Opportunity

Environmental Improvement Services and Forest Rejuvenation Services Industry

In 2023, the market share of the environmental and forest rejuvenation segments was estimated to be 30% of the total landscaping services market in Singapore.

This segment is forecasted to have a compound annual growth rate (“CAGR”) of 6.7% from 2024 to 2028. Environmental improvement services such as habitat restoration, invasive species removal, soil health improvement, energy efficiency enhancement, the reduction of carbon footprint of buildings, and forest rejuvenation activities have garnered significant interest and investment in recent years. Driven by the launch of Green Marks (a certification scheme designed to evaluate a building’s environmental impact and performance) and increasing awareness of sustainability, customers no longer look at traditional landscaping services alone. Instead, they seek a more holistic approach that achieves both aesthetics and a better environment and architecture.

According to industry sources, the growing demand for vertical green walls is one example of customers seeking more holistic approaches that achieve both aesthetics goals and better environment and architecture. Vertical green walls systems can absorb and reflect sunlight, thereby creating a cooler and more pleasant environment in a humid and hot country and resulting in air conditioning and electricity cost savings. Vertical green walls can also improve air quality, make buildings and architecture more fire-resistant, and reduce ambient noise. Based on industry sources, there is an investment trend of single-family offices in Singapore supporting environmentally friendly ventures which Historically, conservation activities in Singapore have been spearheaded by philanthropic organizations and governments. However, with wealth management organizations serving high-net-worth households and supporting such environmentally friendly investments, environmental sustainability has become an additional consideration in investment decisions.

Additionally, forest rejuvenation has been gaining traction the last decade and is a significant contributor to environment upliftment, a circular economy which entails markets that give incentives to reusing products, and meeting carbon neutral goals. Sustainable and nature-based tourism in Singapore is on the rise in recent years and is one of the key driving factors for forest rejuvenation. Interest in rejuvenation is not only coming from the public sector but also significantly from the private sector. It is expected that between 2024 to 2028, more parks and natural reserve resorts will be constructed in Singapore.

Landscaping and Gardening Services Industry

In 2023, market share of landscaping and gardening services accounted for the largest portion, comprising 60% of the total Singapore landscaping service market, and is likely to register a CAGR of 4.2% from 2024 to 2028. This sector is directly influenced by the activities of the construction sector, which are the result of both private and government initiatives. Although 2023 was a highly favorable year for the construction industry and, consequently, for landscaping services, the growth rate is anticipated to experience a slight decline in the forecast period due to a slowdown in construction activities.

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Key Trends and Industry Drivers

We believe we are well-positioned to capitalize on the following key industry trends that are expected to drive stable and growing demand for our nature-based green sustainability solutions:

•	Growth of the Construction Sector and Landscaping Industry: The construction sector recorded a year-on-year growth of approximately 5.2% in 2023. Based on the IMR, consistent growth from the construction sector in the next two (2) to four (4) years is likely to propel the growth of the landscaping services sector in Singapore. In 2023, the total private sector landscaping service industry (comprising new projects) in Singapore was estimated to be US$44.6 million. The market size is forecast to increase to US$56.8 million in 2024, driven by the growth of private construction projects.

•	Supportive Government Policies: The Singaporean government continues to push for Singapore to be a city in nature, envisioned as a network of green spaces where nature is integrated into the urban environment. The Singapore government’s Green Plan 2030 (the “Green Plan”) outlines ambitious and concrete goals for advancing Singapore’s sustainable development objectives through five core pillars, among which are a city in nature, greener infrastructure and buildings, and a green economy. The Singapore government’s spending on sustainability and the environment was estimated to be around 3% of the total government expenditure in the fiscal years 2023 and 2024.

•	ESG Focus: There is an increased focus on ESG investing and a broad shift toward sustainability as a key consideration across industries, coupled with a collective movement towards achieving net zero emissions.

•	Increased Quality Expectations: Customers are increasingly expecting higher quality work from their nature-based green sustainability solutions providers, to the benefit of providers with the experience, expertise and resources to meet such higher expectations.

•	Growing Sustainability and Nature-Based Tourism Industry in Singapore: The Singapore Tourism Board is collaborating with tourism stakeholders to implement the destination sustainability strategy and roadmap for the tourism sector in accordance with the Green Plan. Singapore was accredited as a sustainable destination under the Global Sustainable Tourism Council's Destination Criteria in January 2024, the first destination being certified on a country level. Singapore is committed to meeting international standards and motivating more tourism businesses and destinations to contribute to a greener future.

•	Investors focusing their investment efforts on forest restoration projects outside Singapore: Local and international investors are increasingly investing in forest restoration in Southeast Asian countries.

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MANAGEMENT

Set forth below is information concerning our directors and executive officers.

The following individuals are our executive management and members of the board of directors.

Name	Age	Position(s)
Gek Hong (Joyce) Toh	45	Chief Executive Officer, Chairwoman and Director
Tze Huei Chong	50	Chief Financial Officer and Director
Tan Luck Khng	48	Independent Director Nominee*
Jia Kwang Long	46	Independent Director Nominee*
Thai Weng Leyng	42	Independent Director Nominee*
____________

*   These individuals will become directors of the Company upon the effectiveness of the registration statement of which this prospectus forms a part.

The following is a brief biography of each of our executive officers and directors:

Ms. Gek Hong (Joyce) Toh has served as the Chief Executive Officer (“CEO”) and director of GEBE since June 26, 2024. She has served as the CEO of Garden Beau since January 2024, and has served as the deputy CEO of the firm from January 2017 to December 2023. Ms. Toh is the cofounder of Green Earth Centre Pte Ltd, and has served as a director of the firm since April 2004. Ms. Toh is a passionate and results-oriented leader with over 27 years of progressive experience driving growth, profitability, sustainable practices and spearheading innovative solutions in the green environmental business. She has lead Garden Beau in developing and implementing a comprehensive green business strategy focused on forest rejuvenation, environmental improvement, and nature-based solutions. Ms. Toh received a Master in Business Administration degree from the University of Roehampton, London, United Kingdom in May 2024 and a Diploma in Landscaping in December 2001 from the National Park Board School of Horticulture.

Mr. Tze Huei Chong has served as the Chief Financial Officer (“CFO”) of GEBE since October 2024. As the CFO, he is responsible for the financial management of the Group and the Company’s financial reporting obligations. Mr. Chong has served as the General Manager of Hantong Metal Component Sdn. Bhd. (“HTM”) since 2012, where he oversees the factory operations, financial management, and general management of HTM. Between 2010 to 2012, he served as the Group Finance and Accounts Manager of CFM Holdings Limited (“CFM”) (SGX: 5EB), the parent company of HTM, where he was responsible for the listing rules compliance, public announcements, financial reporting, and financial management of CFM and its subsidiaries. Between 2004 to 2010, he served as Regional Finance Manager at HTM. Mr. Chong began his career as Accountant at Texchem Pack (Johor) Sdn. Bhd. from 1999 to 2004, where he was responsible to the financial reporting and management of the Company. Mr. Chong was admitted as an associate member of Chartered Institute of Management Accountants (“CIMA”) in 2012 and qualified as a Chartered Accountant of Malaysia Institute of Accountant (MIA) in 2013. He obtained his bachelor’s degree of Commerce and Management (Finance) from Lincoln University, New Zealand in 1997 and a Master of Science degree in International Business Management from the University of East London in 2014.

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Mr. Jia Kwang Long will serve as an independent director of GEBE upon effectiveness of the registration statement of which this prospectus forms a part. Mr. Long has over 20 years of experience in auditing, accounting, and financial management. Since November 2023, he has served as an independent director and the Chairman of the Compensation Committee of Davis Commodities Limited (NASDAQ: DTCK). From January 2022, he has served as executive director and CFO of JE Cleantech Holdings Limited (NASDAQ: JCSE), where he was responsible for managing US GAAP accounting, financial management, strategic planning, and merger and acquisition matters. He has served as Group Financial Controller of JCS-Echigo Pte Ltd, wholly owned subsidiary of JE Cleantech Holdings Limited, since December 2014, where he was responsible for management of the accounts under SFRS and conversion to US GAAP for financial reporting, project management, budgeting, internal control, human resources, and administrative functions. He served at KPMG Services Pte. Ltd. in Singapore from October 2007 to October 2014, with his last position as senior manager, where he was responsible for the external audit and financial due diligence of listed companies and multinational corporations. He served at KPMG in Johor Bahru, Malaysia from February 2000 to September 2007, with his last position as deputy audit manager. Mr. Long obtained his bachelor’s degree in Commerce from the University of Adelaide, Australia in December 1999. He is a chartered accountant of the Institute of Singapore Chartered Accountants.

Mr.Luck Khng Tan will serve as an independent director of GEBE upon effectiveness of the registration statement of which this prospectus forms a part. Mr. Tan founded his own company, Care@Home Solutions Pte. Ltd., in February 2024, with principal activities in the provision of home care concierge services. From August 2008 to January 2024, Mr. Tan served at OCBC Bank, where he joined as Product Manager (Mortgage) and, in April 2018, rose to become Head of Business Alliance in the Mortgage, Car Financing, and Renovation Loan Products divisions, overseeing secured lending businesses in the respective fields. Mr. Tan obtained his bachelor of science in real estate degree with first class honour from Nanyang University of Singapore in 2000 and was awarded a master degree in business administration studies from Nanyang University of Singapore in 2015.

Mr. Thai Weng Leyng will serve as an independent director of GEBE upon effectiveness of the registration statement of which this prospectus forms a part. Mr. Leyng has more than 15 years of experience in finance, accounting and tax. He is currently the CFO of Yamada Green Resources Limited (SGX: BJV), where he is responsible for overseeing all aspect of financial, accounting, tax, corporate governance, corporate secretarial, and listing rules compliance matters. Prior to this, he was the CFO of Sino Grandness Food Industries Group Limited from 2020 to 2021. Between 2018 to 2020, he was the Director (Consultancy) of Strategic Advisory & Capital Pte. Ltd. and involved in several IPO, M&A and project financing projects. Mr. Leyng was the Financial Controller of China Bearing (Singapore) Ltd. from 2013 to 2018, where he was responsible for overseeing all aspects of financial, accounting, tax, corporate governance, corporate secretarial and listing rules compliance matters of these listed Company. He began his career at an audit firm, Wong Liu & Partners in Malaysia, and served as Internal Auditor and Corporate Planning Executive at NTPM Holdings Berhad (MYX: 5066) and Hunza Properties Berhad (MYX: 5018), respectively. Mr. Leyng obtained his bachelor’s degree in Accounting from the University of Malaya and obtained a master’s degree in Business Administration from the Murdoch University, Australia. He is also a Chartered Accountant of the Malaysia Institute of Accountants.

Family Relationships

None of our directors or executive officers otherwise has a family relationship as defined in Item 401 of Regulation S-K.

Board of Directors

Our board of directors will consist of five directors upon the effectiveness of the registration statement of which this prospectus forms a part. Our board of directors has determined that our three independent directors, Jia Kwang Long, Luck Khng Tan, and Thai Weng Leyng, satisfy the “independence” requirements of the Nasdaq corporate governance rules.

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Duties of Directors

Under British Virgin Islands law, our directors owe fiduciary duties both at common law and under statute, including a statutory duty to act honestly, in good faith and in what the director believes to be in the best interests of the Company. When exercising powers or performing duties as a director, our directors are required to exercise the care, diligence and skill that a reasonable director would exercise in comparable circumstances, taking into account without limitation the nature of the Company, the nature of the decision and the position of the director and the nature of the responsibilities undertaken by him. In exercising the powers of a director, the directors must exercise their powers for a proper purpose and shall not act or agree to the Company acting in a manner that contravenes our Memorandum and Articles of Association or the BVI Act. See “Description of Share Capital — Differences in Corporate Law” for additional information on our directors’ fiduciary duties under British Virgin Islands law.

Under our Articles of Association, a director is required to, forthwith after becoming aware of the fact that he or she is interested in a transaction entered into or to be entered into by the Company, disclose the interest to our board of directors, unless the transaction or proposed transaction (a) is between the director and the Company and (b) is to be entered into in the ordinary course of the Company’s business and on usual terms and conditions. Subject to making appropriate disclosures to the board of directors in accordance with our Articles of Association, a director may vote with respect to any matter relating to a transaction in which he or she is interested; in voting in respect to any such matter, such director should take into account his or her directors’ duties.

Terms of Directors and Executive Officers

Each of our directors generally holds office for the term, if any, as may be specified in the resolution appointing him or until his earlier death, resignation or removal. Our executive officers are appointed by and serve at the discretion of our board of directors.

Where a director resigns, the resignation takes effect from the date on which the notice of resignation is received by the Company or from such later date as may be specified in the notice of resignation.

Qualification

A director is not required to hold any shares in our Company to qualify to serve as a director.

Employment Agreements and Indemnification Agreements

We will enter into employment agreements with each of our executive officers. Pursuant to employment agreements, the form of which is filed as Exhibit 10.2 to the registration statement of which this prospectus forms a part, we agree to employ each of our executive officers for an indefinite period of time, until we or our executive officer terminates the employment by giving six (6)-month prior written notice or six (6)-month salary in lieu of the notice. Each executive officer agrees to hold, both during and after the employment agreement expires, in strict confidence and not to use or disclose to any person, corporation or other entity without written consent, any confidential information.

We will also enter into indemnification agreements with each of our directors and executive officers. Under these agreements, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company.

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Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2023, we paid an aggregate of S$261,000 (US$194,367) as compensation to our executive officers and directors. None of our non-employee directors have any service contracts with us that provide for benefits upon termination of appointment. We have not set aside or accrued any amount to provide pension, retirement, or other similar benefits to our directors and executive officers.

Insider Participation Concerning Executive Compensation

Our board of directors, which currently consists of five directors, has been making all determinations regarding executive officer compensation from the inception of the Company. When established, our Compensation Committee will determine regarding executive officer compensation.

Committees of the Board of Directors

We plan to establish three committees under our board of directors: an audit committee, a compensation committee, and a nominating and corporate governance committee. Our independent directors will serve on each of the committees. We will adopt a charter for each of the three committees upon the establishment of the committees. Each committee’s members and functions are described below.

Audit Committee.  Our audit committee will consist of our three independent directors, [*], [*], and [*]. [*] is the chairperson of our audit committee. We have determined that each of our independent directors also satisfy the “independence” requirements of Rule 10A-3 under the Securities Exchange Act. Our board also has determined that [*] qualifies as an audit committee financial expert within the meaning of the SEC rules or possesses financial sophistication within the meaning of the Nasdaq listing rules. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

•	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

•	reviewing with the independent auditors any audit problems or difficulties and management’s response;

•	discussing the annual audited financial statements with management and the independent auditors;

•	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

•	reviewing and approving all proposed related party transactions;

•	meeting separately and periodically with management and the independent auditors; and

•	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

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Compensation Committee.  Our compensation committee will consist of our three independent directors, [*], [*], and [*]. [*] is the chairperson of our compensation committee. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

•	reviewing and approving the total compensation package for our most senior executive officers;

•	approving and overseeing the total compensation package for our executives other than the most senior executive officers;

•	reviewing and recommending to the board with respect to the compensation of our directors;

•	reviewing periodically and approving any long-term incentive compensation or equity plans;

•	selecting compensation consultants, legal counsel or other advisors after taking into consideration all factors relevant to that person’s independence from management; and

•	reviewing programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

Nominating and Corporate Governance Committee.  Our nominating and corporate governance committee will consist of our three independent directors, [*], [*], and [*]. [*] is the chairperson of our nominating and corporate governance committee. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

•	identifying and recommending nominees for appointment or re-appointment to our board of directors or for appointment to fill any vacancy;

•	reviewing annually with our board of directors its current composition in light of the characteristics of independence, age, skills, experience and availability of service to us;

•	identifying and recommending to our board the directors to serve as members of committees;

•	advising the board, periodically, with respect to significant developments in the law and practice of corporate governance, as well as our compliance with applicable laws and regulations, and making recommendations to our board of directors on all matters of corporate governance and on any corrective action to be taken; and

•	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Code of Business Conduct and Ethics

Our board of directors will adopt a code of business conduct and ethics, which is filed as Exhibit 99.1 of the registration statement of which this prospectus forms a part and is applicable to all of our directors, officers, and employees. We will make our code of business conduct and ethics publicly available on our website prior to the closing of this offering.

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PRINCIPAL SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our Ordinary Shares as of the date of this prospectus, and as adjusted to reflect the sale of the Ordinary Shares offered in this offering for:

•	each of our directors and executive officers;

•	all of our directors and executive officers as a group; and

•	each person known to us to own beneficially more than 5% of our Ordinary Shares.

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all Ordinary Shares shown as beneficially owned by them. Percentage of beneficial ownership of each listed person prior to this offering is based on 13,888,000 Ordinary Shares issued and outstanding as of the date of this prospectus. Percentage of beneficial ownership of each listed person after this offering is based on [*] Ordinary Shares issued and outstanding immediately after the completion of this offering if the underwriters do not exercise their over-allotment option and [*] Ordinary Shares issued and outstanding immediately after the completion of this offering if the underwriters exercise their over-allotment option in full.

Information with respect to beneficial ownership has been furnished by each director, officer, or beneficial owner of 5% or more of our Ordinary Shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that any such person have voting or investment power with respect to securities. In computing the number of Ordinary Shares beneficially owned by a person listed below and the percentage ownership of such person, Ordinary Shares underlying options, warrants, or convertible securities, including Preferred Shares, held by each such person that are exercisable or convertible within 60 days of the date of this prospectus are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. As of the date of the prospectus, we have one (1) shareholder of record, who is not located in the United States. We will be required to have at least 300 unrestricted round lot shareholders at closing in order to satisfy the Nasdaq listing rules.

	Ordinary Shares Beneficially Owned Prior to this Offering		Ordinary Shares Beneficially Owned After this Offering (Over-allotment option not exercised)		Ordinary Shares Beneficially Owned After this Offering (Over-allotment option fully exercised)
	Number	Percent	Number	Percent	Number	Percent
Directors and Executive Officers(1):
Gek Hong Toh	13,888,000	100%	13,888,000	%	13,888,000	%
Tze Huei Chong	–	–	–	–	–	–
Thai Weng Leyng	–	–	–	–	–	–
Jia Kwang Long	–	–	–	–	–	–
Luck Khng Tan	–	–	–	–	–	–
All directors and executive officers as a group (seven individuals):	13,888,000	100%	13,888,000	%	13,888,000	%

5% Shareholders: (not listed above)	–	–	–	–	–	–

____________

Notes:

(1)      Unless otherwise indicated, the business address of each of the individuals is 37, Jalan Jendela, Woodlands Park, Singapore 739705.

As of the date of this prospectus, none of our issued and outstanding Ordinary Shares is held by record holders in the United States.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our Company.

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RELATED PARTY TRANSACTIONS

In addition to the executive officer compensation arrangements discussed in “Executive Compensation,” below we describe the transactions during the fiscal years ended December 31, 2023 and December 31, 2022, to which we have been a participant, in which the amount involved in the transaction is material to the Company and in which any of the following is a party: (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, the Company; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of the Company that gives them significant influence over the Company, and close members of any such individual’s family; (d) key management personnel, that is, those persons having authority and responsibility for planning, directing and controlling the activities of the Company, including directors and senior management of companies and close members of such individuals’ families; and (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence.

Employment Agreements

See “Management — Employment Agreements and Indemnification Agreements.”

Material Transactions with Related Parties

Name of Related Party	Relationship to Us
Green Earth Centre Pte Ltd	Common director and shareholder

We carried out the following significant transactions with the related parties during the fiscal year 2021, fiscal year 2022, fiscal year 2023 and up to the date of this prospectus:

In the fiscal year ended December 31, 2021: Rent of land from Green Earth Centre Pte Ltd S$164,400 (US$119,239)

In the fiscal year ended December 31, 2022: Rent of land from Green Earth Centre Pte Ltd S$164,400 (US$119,239)

In the fiscal year ended December 31, 2023: Rent of land from Green Earth Centre Pte Ltd S$179,000 (US$128,088)

As of September 2024: S$31,500 (US$23,458)

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DESCRIPTION OF SHARE CAPITAL

Our Company is a BVI business company and our affairs are governed by our Memorandum and Articles of Association, as amended from time to time, and the BVI Act.

As of the date of this prospectus, we are authorized to issue up to a maximum of 13,888,000,000 shares of a single class with no par value. As of the date of this prospectus, 13,888,000 Ordinary Shares are issued and outstanding.

Immediately prior to the completion of this offering, we will have 13,888,000 Ordinary Shares issued and outstanding. All of our Ordinary Shares issued and outstanding prior to the completion of the offering are and will be fully paid, and all of our Ordinary Shares to be issued in the offering will be issued as fully paid.

Listing

We plan to list our Ordinary Shares on the Nasdaq Capital Market under the symbol “[*].” We cannot guarantee that we will be successful in listing our Ordinary Shares; however, we will not complete this offering unless we are so listed.

Transfer Agent and Registrar

The transfer agent and registrar for the Ordinary Shares is [*], at [address].

Our Memorandum and Articles of Association

[We have adopted the Memorandum of Association and Articles of Association.] The following are summaries of certain material provisions of our Memorandum of Association and Articles of Association (referred to below as our Memorandum and Articles respectively) and the BVI Act, insofar as they relate to the material terms of our Ordinary Shares. The following description of our Ordinary Shares and provisions of our Memorandum and Articles are summaries and do not purport to be complete and are qualified by reference to our Memorandum and Articles, copies of which are filed with the SEC as exhibits to the registration statement of which this prospectus forms a part.

Ordinary Shares

General

All of our issued Ordinary Shares are fully paid. Certificates evidencing the Ordinary Shares are issued in registered form. We may not issue shares to bearer. Our shareholders who are non-residents of the BVI may freely hold and vote their Ordinary Shares. Immediately after the completion of this offering, we will have [●] Ordinary Shares issued and outstanding, assuming no exercise of their over-allotment option by the underwriters.

Distributions

The holders of our Ordinary Shares are entitled to such dividends as may be declared by our board of directors subject to the BVI Act.

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Voting rights

Any action required or permitted to be taken by the shareholders must be effected at a duly called general meeting of the shareholders entitled to vote on such action or may be effected by a resolution in writing. At each general meeting, each shareholder who is present in person or by proxy (or, in the case of a shareholder being a corporation, by its duly authorized representative) will have one vote for each Ordinary Share which such shareholder holds when voting by way of a poll. When voting by a show of hands at a general meeting, subject to any rights or restrictions for the time being attached to any class of shares and subject to the provisions of our Memorandum and Articles, each shareholder present in person or by proxy at such meeting shall be entitled to one vote.

Qualification

There is currently no shareholding qualification for directors of our Company.

Meetings

Our Articles contemplate two types of shareholders’ meetings, namely an annual meeting of shareholders (each an “annual meeting”) and any meeting of shareholders which is not an annual meeting (each a “special meeting”). Only our board of directors may convene an annual meeting. Special meetings may only be called by: (i) by the chairman or chairwoman of our board of directors; (ii) by our board of directors; or (iii) by shareholders entitled to exercise at least thirty percent (30%) of the voting rights in respect of the matter for which the meeting is requested. Any meeting of the shareholders may be held in such place within or outside the BVI as our board of directors considers appropriate.

We must provide not less than seven days' notice of all meetings of shareholders to those persons whose names appear as shareholders in the register of members on the record date fixed by our board of directors for determining shareholders entitled to attend and vote at the meeting (or, if no record date has been determined by our board of directors for the meeting, on the date of the notice is given) and are entitled to vote at the meeting. Our board of directors shall call a meeting of the shareholders upon the written request of shareholders holding at least 30% of the voting rights in respect of the matter for which the meeting is requested. In addition, our board of directors may call a meeting of shareholders on its own motion. A meeting of shareholders held in contravention of the requirement to give notice is valid if shareholders holding at least 90% of the total voting rights on all the matters to be considered at the meeting have waived notice of the meeting and, for this purpose, the presence of a shareholder at the meeting shall be deemed to constitute waiver on his part.

At any meeting of shareholders, a quorum will be present if there are shareholders present in person or by proxy representing not less than 50% of the votes of the Ordinary Shares or class or series of shares entitled to vote on the resolutions to be considered at the meeting. Such quorum may be represented by only a single shareholder or proxy. If no quorum is present within two hours from the time appointed for the meeting, the meeting shall be dissolved if it was convened upon the requisition of shareholders. In any other case, the meeting shall be adjourned to the next business day at the same time and place or to such other time and place as the board of directors may determine, and if shareholders representing not less than one-third of the votes of the Ordinary Shares or class or series of shares entitled to vote on the matters to be considered at the meeting are present within one hour from the time appointed for the adjourned meeting, a quorum will be present. No business may be transacted at any general meeting unless a quorum is present at the commencement of business. If present, the chair of our board of directors shall be the chair presiding at any meeting of the shareholders. If the chair of our board of directors is not present at the meeting, then the shareholders present shall choose a shareholder to chair the meeting of shareholders. If the shareholders are unable to choose a chairman for any reason, then the person representing the greatest number of voting shares present in person or by proxy at the meeting shall preside as chairman of the meeting.

A corporation that is a shareholder shall be deemed for the purpose of our Memorandum and Articles to be present in person if represented by its duly authorized representative. This duly authorized representative shall be entitled to exercise the same powers on behalf of the corporation which he represents as that corporation could exercise if it were our individual shareholder.

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Protection of minority shareholders

There are no provisions in the Articles of Association relating to rights of minority shareholders in relation to fraud or oppression. However, certain remedies are available to shareholders of the Company under BVI law as summarised below.

The BVI Act contains various mechanism to protect minority shareholders, including:

(i) Restraining or Compliance Orders: if a company or a director of a company engages in, proposes to engage in or has engaged in, conduct that contravenes the BVI Act or the company’s memorandum and articles of association, the court may, on the application of a member or a director of the company, make an order directing the company or its director to comply with, or restraining the company or director from engaging in conduct that contravenes, the BVI Act or the company’s memorandum and articles of association;

(ii) Derivative Actions: the court may, on the application of a member of a company, grant leave to that member to:

(a) bring proceedings in the name and on behalf of that company; or

(b) intervene in proceedings to which the company is a party for the purpose of continuing, defending or discontinuing the proceedings on behalf of the company; and

(iii) Unfair Prejudice Remedies: a member of a company who considers that the affairs of the company have been, are being or are likely to be, conducted in a manner that is, or any acts of the company have been, or are, likely to be oppressive, unfairly discriminatory, or unfairly prejudicial to him, may apply to the court for an order and, if the court considers that it is just and equitable to do so, it may make such order as it thinks fit, including, without limitation, one or more of the following orders:

(a) in the case of a shareholder, requiring the company or any other person to acquire the shareholder’s shares;

(b) requiring the company or any other person to pay compensation to the member;

(c) regulating the future conduct of the company’s affairs;

(d) amending the memorandum or articles of association of the company;

(e) appointing a receiver of the company;

(f) appointing a liquidator of the company under section 159(1) of the Insolvency Act;

(g) directing the rectification of the records of the company; and

(h) setting aside any decision made or action taken by the company or its directors in breach of the BVI Act or the company’s memorandum and articles of association.

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(iv) Personal and Representative Actions: a member is able to bring an action against the company for a breach of a duty owed by the company to member in his capacity as a member. Where a member brings such an action and other members have the same (or substantially the same) action against the company, the court may appoint the first member to represent all or some of the members having the same interest and may make an order:

(a) as to the control and conduct of the proceedings;

(b) as to the costs of the proceedings; and

(c) directing the distribution of any amount ordered to be paid by a defendant in the proceedings among the members represented.

The BVI Act provides that any member of a company is entitled to payment of the fair value of his shares upon dissenting from any of the following:

(i) a merger, if the company is a constituent company, unless the company is the surviving company and the member continues to hold the same or similar shares;

(ii) a consolidation, if the company is a constituent company;

(iii) any sale, transfer, lease, exchange or other disposition of more than 50% in value of the assets or business of the company, if not made in the usual or regular course of the business carried on by the company but not including:

(a) a disposition pursuant to an order of the court having jurisdiction in the matter;

(b) a disposition for money on terms requiring all or substantially all net proceeds to be distributed to the members in accordance with their respective interests within one (1) year after the date of disposition; or

(c) a transfer pursuant to the power of the directors to transfer assets for the protection thereof;

(iv) a redemption of 10% or less of the issued shares of the company required by the holders of 90% or more of the shares of the company pursuant to the terms of the BVI Act; and

(v) an arrangement, if permitted by the BVI court.

Generally, any other claims against a company by its shareholders must be based on the general laws of contract or tort applicable in the BVI or their individual rights as shareholders as established by the company’s memorandum and articles of association.

Pre-emptive rights

There are no pre-emptive rights applicable to the issue by us of new Ordinary Shares under either BVI law or our Memorandum and Articles.

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Transfer of Ordinary Shares

Subject to the restrictions in our Memorandum and Articles, the lock-up agreements with the representative of the underwriters described in “Shares Eligible for Future Sale — Lock-Up Agreements” and applicable securities laws, any of our shareholders may transfer all or any of his or her Ordinary Shares by written instrument of transfer signed by the transferor and containing the name and address of the transferee. Our board of directors may resolve by resolution to refuse or delay the registration of the transfer of any Ordinary Shares.

Subject to our Memorandum and Articles, the lock-up agreements with the representative of the underwriters described in “Shares Eligible for Future Sale — Lock-Up Agreements” and applicable securities laws, for so long as the Ordinary Shares of our Company are listed on the Nasdaq Capital Market, the Ordinary Shares may also be transferred in accordance with the laws, rules, procedures and other requirements applicable to shares listed on the Nasdaq Capital Market.

Liquidation

The BVI court has authority under the Insolvency Act of the BVI to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

A BVI company may enter into voluntary liquidation under the BVI Act if it has no liabilities or is able to pay its debts as they fall due and the value of its assets equals or exceeds its liabilities.

Calls on Ordinary Shares and forfeiture of Ordinary Shares

Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their Ordinary Shares in a notice served to such shareholders at least fourteen days prior to the specified time of payment. The Ordinary Shares that have been called upon and remain unpaid are subject to forfeiture. For the avoidance of doubt, if the issued shares have been fully paid in accordance with the terms of its issuance and subscription, the board of directors shall not have the right to make calls on such fully paid shares and such fully paid shares shall not be subject to forfeiture.

Purchase or redemption of Ordinary Shares

Subject to the provisions of the BVI Act and our Articles, the Company may by resolution of the board of directors purchase, redeem or otherwise acquire and hold its own shares on such terms and in such manner as may be determined by our Memorandum and Articles and subject to any applicable requirements imposed from time to time by the BVI Act, the SEC, the Nasdaq Capital Market, or by any recognized stock exchange on which our securities are listed.

Modification of rights

All or any of the special rights attached to any class of shares may, subject to the provisions of the BVI Act, be amended only pursuant to consent in writing of all the holders of the issued shares of that class or series or with the sanction of a resolution passed by a majority of the votes cast at a separate meeting of the holders of the shares of that class or series.

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To every such separate general meeting all the provisions of the Articles relating to general meetings of shareholders shall, mutatis mutandis, apply, but so that:

(a)        separate general meetings of the holders of a class or series of shares may be called only by (i) the chairman of the board of directors, or (ii) a majority of the entire board of directors (unless otherwise specifically provided by the terms of issue of the shares of such class or series);

(b)        the necessary quorum (whether at a separate general meeting or at its adjourned meeting) shall be a person or persons (or in the case of a shareholder being a corporation, its duly authorized representative) together holding or representing by proxy not less than one-third in nominal or par value of the issued shares of that class (but so that if at any adjourned meeting of such holders a quorum as above defined is not present, those shareholders who are present shall form a quorum);

(c)        every holder of shares of the class shall be entitled (whether on show of hands or on a poll) to one vote for every such share held by him; and

(d)        any holder of shares of the class present in person or by proxy or authorized representative may demand a poll.

Changes in the number of shares we are authorized to issue and those in issue

We may from time to time by a resolution of shareholders or resolution of our board of directors:

•        amend our Memorandum and Articles to increase or decrease the maximum number of shares we are authorized to issue;

•        subject to our Memorandum and Articles, sub-divide our authorized and issued shares into a larger number of shares than our existing number of shares; and

•        subject to our Memorandum and Articles, combine our authorized and issued shares into a smaller number of shares than our existing number of shares.

Untraceable shareholders

Our Memorandum and Articles contain no provision entitling us to sell the shares of a shareholder who is untraceable.

Inspection of books and records

Members of the general public, on a payment of a nominal fee, can inspect the public records of a company available at the office of the BVI Registrar of Corporate Affairs (the “Registrar”) which will include, inter alia, the company’s certificate of incorporation, its memorandum and articles of association (with any amendments) and the records of licence fees paid to date.

A director of a BVI company may, on giving reasonable notice, inspect (and make copies of) the documents and records of a BVI company without charge and at a reasonable time specified by the director.

A member of a BVI company may, on giving written notice to a BVI company, inspect the company’s memorandum and articles of association, the register of members, the register of directors and the minutes of meetings and resolutions of members and of those classes of members of which he is a member.

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Subject to any provision to the contrary in the company’s memorandum and articles of association, the directors may, if they are satisfied that it would be contrary to the company’s interests to allow a member to inspect any document, or part of a document, refuse to permit the member to inspect the document or limit the inspection of the document, including limiting the making of copies or the taking of extracts from the records. The directors shall, as soon as reasonably practicable, notify a member of any exercise of such powers. Where a company fails or refuses to permit a member to inspect a document or permits a member to inspect a document subject to limitations, that member may apply to the BVI court for an order that he should be permitted to inspect the document or to inspect the document without limitation.

A company shall keep minutes of all meetings of directors, members, committees of directors and committees of members and copies of all resolutions consented to by directors, members, committees of directors and committees of members. The books, records and minutes required by the BVI Act shall be kept at the office of the BVI registered agent of the company or at such other place as the directors determine. See “Where You Can Find More Information.”

Rights of non-resident or foreign shareholders and Disclosure of substantial shareholdings

There are no limitations imposed by our Memorandum and Articles on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our Memorandum and Articles governing the ownership threshold above which shareholder ownership must be disclosed.

Issuance of additional Ordinary Shares

Our Memorandum and Articles authorizes our board of directors to issue additional Ordinary Shares from authorized but unissued Ordinary Shares, to the extent available, from time to time as our board of directors shall determine.

Certain BVI Company Considerations

Differences in Corporate Law

The BVI Act and the laws of the BVI affecting BVI companies like us and our shareholders differ from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of certain differences between the provisions of the laws of the BVI applicable to us and, for illustrative purposes only, the Delaware General Corporation Law (the “DGCL”), which are applicable to us and the companies incorporated in the state of Delaware and their shareholders.

Mergers and similar arrangements

Under the BVI Act, two or more BVI companies may merge or consolidate in accordance with the statutory provisions. A merger means the merging of two or more constituent companies into one of the constituent companies, and a consolidation means the uniting of two or more constituent companies into a new company. In order to merge or consolidate, the directors of each constituent BVI company must approve a written plan of merger or consolidation which must be authorized by a resolution of shareholders. One or more BVI companies may also merge or consolidate with one or more companies incorporated under the laws of jurisdictions outside the BVI, if the merger or consolidation is permitted by the laws of the jurisdictions in which the companies incorporated outside the BVI are incorporated. In respect of such a merger or consolidation a BVI company is required to comply with the provisions of the BVI Act and a company incorporated outside the BVI is required to comply with the laws of its jurisdiction of incorporation.

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Shareholders of BVI companies not otherwise entitled to vote on the merger or consolidation may still acquire the right to vote if the plan of merger or consolidation contains any provision which, if proposed as an amendment to the memorandum association or articles of association, would entitle them to vote as a class or series on the proposed amendment. In any event, all shareholders must be given a copy of the plan of merger or consolidation irrespective of whether they are entitled to vote at the meeting or consent to the written resolution to approve the plan of merger or consolidation.

Under Delaware law, each corporation’s board of directors must approve a merger agreement. The merger agreement must state, among other terms, the terms of the merger and method of carrying out the merger. This agreement must then be approved by the majority vote of the outstanding stock entitled to vote at an annual or special meeting of each corporation, and no class vote is required unless provided in the certificate of incorporation.

Delaware permits an agreement of merger to contain a provision allowing the agreement to be terminated by the board of directors of either corporation, notwithstanding approval of the agreement by the stockholders of all or any of the corporations (1) at any time prior to the filing of the agreement with the Secretary of State or (2) after filing if the agreement contains a post-filing effective time and an appropriate filing is made with the Secretary of State to terminate the agreement before the effective time. In lieu of filing an agreement of merger, the surviving corporation may file a certificate of merger, executed in accordance with Section 103 of the DGCL. The surviving corporation is also permitted to amend and restate its certification of incorporation in its entirety. The agreement of merger may also provide that it may be amended by the board of directors of either corporation prior to the time that the agreement filed with the Secretary of State becomes effective, even after approval by stockholders, so long as any amendment made after such approval does not adversely affect the rights of the stockholders of either corporation and does not change any term in the certificate of incorporation of the surviving corporation. If the agreement is amended after filing but before becoming effective, an appropriate amendment must be filed with the Secretary of State. If the surviving corporation is not a Delaware corporation, it must consent to service of process for enforcement of any obligation of the corporation arising as a result of the merger; such obligations include any suit by a stockholder of the disappearing Delaware corporation to enforce appraisal rights under Delaware law.

If a proposed merger or consolidation for which appraisal rights are provided is to be submitted for approval at a shareholder meeting, the subject company must give notice of the availability of appraisal rights to its shareholders at least 20 days prior to the meeting.

A dissenting shareholder who desires to exercise appraisal rights must (a) not vote in favor of the merger or consolidation; and (b) continuously hold the shares of record from the date of making the demand through the effective date of the applicable merger or consolidation. Further, the dissenting shareholder must deliver a written demand for appraisal to the company before the vote is taken. The Delaware Court of Chancery will determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the court will take into account “all relevant factors.” Unless the Delaware Court of Chancery in its discretion determines otherwise, interest from the effective date of the merger through the date of payment of the judgment will be compounded quarterly and accrue at 5% over the Federal Reserve discount rate.

Shareholders’ suits

The BVI Act provides for remedies which may be available to shareholders. Where a company incorporated under the BVI Act or any of its directors engages in, or proposes to engage in, conduct that contravenes the BVI Act or the company’s memorandum and articles of association, the BVI courts can, on the application of a shareholder or a director of the company, issue a restraining or compliance order. Shareholders may also bring derivative, personal and representative actions under certain circumstances. The traditional English basis for members’ remedies has also been incorporated into the BVI Act: where a shareholder of a company considers that the affairs of the company have been, are being or are likely to be conducted in a manner likely to be oppressive, unfairly discriminating or unfairly prejudicial to him, he may apply to the court for an order based on such conduct.

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Any shareholder of a company may apply to the BVI court for the appointment of a liquidator of the company and the court may appoint a liquidator of the company if it is of the opinion that it is just and equitable to do so.

The BVI Act provides that a shareholder of a company is entitled to payment of the fair value of his shares upon dissenting from any of the following: (a) a merger, if the company is a constituent company, unless the company is the surviving company and the member continues to hold the same or similar shares; (b) a consolidation, if the company is a constituent company; (c) any sale, transfer, lease, exchange or other disposition of more than 50% in value of the assets or business of the company if not made in the usual or regular course of the business carried on by the company but not including (i) a disposition pursuant to an order of the court having jurisdiction in the matter, (ii) a disposition for money on terms requiring all or substantially all net proceeds to be distributed to the shareholders in accordance with their respective interests within one year after the date of disposition, or (iii) a transfer pursuant to the power of the directors to transfer assets for the protection thereof; (d) a redemption of 10% or fewer of the issued shares of the company required by the holders of 90% or more of the shares of the company pursuant to the terms of the BVI Act; and (e) an arrangement, if permitted by the BVI court.

Indemnification of directors and executive officers and limitation of liability

BVI law does not limit the extent to which a company’s articles of association may provide for indemnification of directors, officers and any other person, except to the extent any such provision may be held by the court to be contrary to public policy (e.g. for purporting to provide indemnification against the consequences of committing a crime) provided that the indemnified person acted honestly and in good faith and in what he believed to be in the best interests of the company and, in the case of criminal proceedings, the person had no reasonable cause to believe that his conduct was unlawful.

This standard of conduct is generally the same as permitted under the DGCL for a Delaware corporation.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ fiduciary duties

BVI law provides that every director of a BVI company in exercising his powers or performing his duties shall act honestly and in good faith and in what the director believes to be in the best interests of the company. Additionally, the director shall exercise the care, diligence, and skill that a reasonable director would exercise in the same circumstances taking into account the nature of the company, the nature of the decision and the position of the director and his responsibilities. In addition, BVI law provides that a director shall exercise his powers as a director for a proper purpose and shall not act, or agree to the company acting, in a manner that contravenes BVI law or the memorandum association or articles of association of the company.

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction and that the transaction was of fair value to the corporation.

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Shareholder action by written consent

Our Memorandum and Articles provide that shareholders may approve corporate matters by way of a resolution approved at a duly constituted meeting of shareholders by the affirmative vote of a simple majority of the votes of those shareholders entitled to vote and voting on the resolution, or a resolution consented to in writing by all of the shareholders entitled to vote thereon.

Under the DGCL, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation.

Shareholder proposals

BVI law and our Memorandum and Articles provide that our directors shall call a meeting of the shareholders if requested in writing to do so by shareholders entitled to exercise at least 30% of the voting rights in respect of the matter for which the meeting is requested.

Under the DGCL, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

Cumulative voting

There are no prohibitions to cumulative voting under the laws of the BVI, but our Memorandum and Articles do not provide for cumulative voting.

Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director.

Under the DGCL, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of directors

Our Articles provide that a director may be removed from office by a resolution of shareholders or by resolution of directors. A resolution for the removal of a director may only be passed at a meeting called for the purpose of removing the director or for purposes including the removal of the director, or by a written resolution passed by at least seventy-five percent (75%) of the votes of the shareholders or directors of the Company entitled to vote.

Under the DGCL, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise.

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Transactions with interested shareholders

The DGCL contains a business combination statute applicable to Delaware public corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or group who or which owns or owned 15% or more of the target’s outstanding voting shares within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware public corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

BVI law has no comparable provision. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. Although BVI law does not regulate transactions between a company and its significant shareholders, it does provide that transactions by the Company must be entered into bona fide in the best interests of the company and not with the effect of oppressing or constituting a fraud on the minority shareholders.

Dissolution; Winding Up

As permitted by BVI law and our Memorandum and Articles, we may be voluntarily liquidated under Part XII of the BVI Act by resolution of directors and resolution of shareholders if we have no liabilities or we are able to pay our debts as they fall due and the value of the Company’s assets equals or exceeds its liabilities.

Under the DGCL, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.

Variation of rights of shares

Under the DGCL, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise.

Under our Memorandum and Articles, if at any time our shares are divided into different classes of shares, the rights attached to any class may only be varied pursuant to consent in writing of all the holders of the issued shares of that class or with the sanction of a resolution passed by a majority of the votes cast at a separate meeting of the holders of the shares of that class.

To every such separate general meeting all the provisions of the Articles relating to general meetings of shareholders shall, mutatis mutandis, apply, but so that:

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(a) separate general meetings of the holders of a class or series of shares may be called only by (i) the chairman of the board of directors, or (ii) a majority of the entire board of directors (unless otherwise specifically provided by the terms of issue of the shares of such class or series);

(b) the necessary quorum (whether at a separate general meeting or at its adjourned meeting) shall be a person or persons (or in the case of a shareholder being a corporation, its duly authorized representative) together holding or representing by proxy not less than one-third in nominal or par value of the issued shares of that class (but so that if at any adjourned meeting of such holders a quorum as above defined is not present, those shareholders who are present shall form a quorum);

(c) every holder of shares of the class shall be entitled (whether on show of hands or on a poll) to one vote for every such share held by him; and

(d) any holder of shares of the class present in person or by proxy or authorized representative may demand a poll.

Amendment of governing documents

As permitted by BVI law, our Memorandum and Articles may be amended by a resolution of shareholders and, subject to certain exceptions, by a resolution of directors. Any amendment is effective from the date it is registered at the Registry of Corporate Affairs in the BVI. Under the DGCL, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise.

History of Share Issuances

Our Company was incorporated in the British Virgin Islands as a BVI business company limited by shares on June 26, 2024. We issued 1,000 shares to Gek Hong Toh on the same day, representing 100% of the then issued shares of the Company, at a consideration of US$1,000.

On October 14, 2024, pursuant to a director resolution passed on September 11, 2024, we increased our authorized shares from a maximum of 50,000 no par value shares to a maximum of 532,000,000 no par value shares. An aggregate of 531,000 ordinary shares were issued to Gek Hong Toh on October 21, 2024. On October 29, 2024, we effected a share combination, whereby every 532 authorized and issued ordinary shares with no par value in the Company were combined into one (1) ordinary share with no par value. Immediately following the share combination becoming effective, each of our authorized and issued shares were sub-divided into 13,888 Ordinary Shares with no par value, upon which our authorized shares became 13,888,000,000 Ordinary Shares with no par value, and our issued and outstanding shares were 13,888,000 Ordinary Shares with no par value held by Gek Hong Toh.

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SHARES ELIGIBLE FOR FUTURE SALE

Before our initial public offering, there has not been a public market for our Ordinary Shares, and although we plan to list our Ordinary Shares on the Nasdaq Capital Market, a regular trading market for our Ordinary Shares may not develop. Future sales of substantial amounts of our Ordinary Shares in the public market after our initial public offering, or the possibility of these sales occurring, could cause the prevailing market price for our Ordinary Shares to fall or impair our ability to raise equity capital in the future. Upon completion of this offering, we will have issued and outstanding Ordinary Shares held by public shareholders representing approximately [*]% of our Ordinary Shares in issue if the underwriters do not exercise their over-allotment option, and approximately [*]% of our Ordinary Shares in issue if the underwriters exercise their over-allotment option in full. All of the Ordinary Shares sold in this offering will be freely transferable by persons other than our “affiliates” without restriction or further registration under the Securities Act.

Lock-Up Agreements

The Company’s directors, officers and holders of more than 5% of the Company’s Ordinary Shares have agreed to enter into a customary “lock-up” agreement in favor of the Representative for a period of six (6) months starting from the date of this prospectus, and each of the Company and any successors of the Company has agreed, for a period of six (6) months from the closing of this offering, that each will not (a) offer, sell, or otherwise transfer or dispose of, directly or indirectly, any Ordinary Shares of the Company or any securities convertible into or exercisable or exchangeable for Ordinary Shares of the Company; or (b) file or caused to be filed any registration statement with the SEC relating to the offering of any Ordinary Shares of the Company or any securities convertible into or exercisable or exchangeable for Ordinary Shares of the Company.

We are not aware of any plans by any significant shareholders to dispose of significant numbers of our Ordinary Shares. However, one or more existing shareholders or owners of securities convertible or exchangeable into or exercisable for our Ordinary Shares may dispose of significant numbers of our Ordinary Shares in the future. We cannot predict what effect, if any, future sales of our Ordinary Shares, or the availability of Ordinary Shares for future sale, will have on the trading price of our Ordinary Shares from time to time. Sales of substantial amounts of our Ordinary Shares in the public market, or the perception that these sales could occur, could adversely affect the trading price of our Ordinary Shares.

Rule 144

All of our Ordinary Shares issued and outstanding prior to the closing of this offering are “restricted securities,” as that term is defined in Rule 144 under the Securities Act and may be sold publicly in the United States only if they are subject to an effective registration statement under the Securities Act or pursuant to an exemption from the registration requirement, such as those provided by Rule 144 and Rule 701 promulgated under the Securities Act.

In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who is not deemed to have been our affiliate at any time during the three months preceding a sale and who has beneficially owned restricted securities within the meaning of Rule 144 for more than six months would be entitled to sell an unlimited number of those shares, subject only to the availability of current public information about us. A non-affiliate who has beneficially owned restricted securities for at least one year from the later of the date these shares were acquired from us or from our affiliate would be entitled to freely sell those shares.

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A person who is deemed to be an affiliate of ours and who has beneficially owned “restricted securities” for at least six months would be entitled to sell, within any three-month period, a number of shares that is not more than the greater of:

•	1% of the number of Ordinary Shares then issued and outstanding, in the form of Ordinary Shares or otherwise, which will equal approximately [*] shares immediately after this offering, assuming the underwriters do not exercise their over-allotment option; or

•	the average weekly trading volume of the Ordinary Shares on the Nasdaq Capital Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, consultants, or advisors who purchases our Ordinary Shares from us in connection with a compensatory stock plan or other written agreement executed prior to the completion of this offering is eligible to resell those Ordinary Shares in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144. However, the Rule 701 shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.

Regulation S

Regulation S provides generally that sales made in offshore transactions are not subject to the registration or prospectus-delivery requirements of the Securities Act.

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MATERIAL INCOME TAX CONSIDERATIONS

Singapore Taxation

Corporate Tax

A corporate taxpayer is regarded as resident in Singapore for Singapore tax purposes if the control and management of its business is exercised in Singapore. Corporate taxpayers who are Singapore tax residents are subject to Singapore income tax on income accruing in or derived from Singapore and, subject to certain exceptions, on foreign-sourced income received or deemed to be received in Singapore. A non-resident corporate taxpayer is subject to Singapore income tax on income accruing in or derived from Singapore, and on foreign-sourced income received or deemed to be received in Singapore, subject to certain exceptions.

The prevailing corporate tax rate in Singapore for both resident and non-resident companies is 17% with effect from year of assessment 2010. In addition, the partial tax exemption scheme applies on the first S$300,000 of normal chargeable income for years of assessment 2010 to 2019; and specifically, 75% of up to the first S$10,000 of a company’s normal chargeable income, and 50% of up to the next S$290,000 is exempt from corporate tax. The remaining chargeable income (after the partial tax exemption) will be taxed at 17%. Companies will be granted a corporate income tax rebate of 40% of the tax payable for year of assessment 2018, subject to a cap of S$15,000, a corporate income tax rebate of 20% of tax payable for year of assessment 2019, subject to a cap of S$10,000, and a corporate income tax rebate of 25% of the tax payable for year of assessment 2020, subject to a cap of S$15,000. From year of assessment 2021 onwards, companies are not granted any corporate income tax rebate. From year of assessment 2020 onwards, the partial tax exemption scheme applies on the first S$200,000 of normal chargeable income; and specifically, 75% of up to the first S$10,000 of a company’s normal chargeable income, and 50% of up to the next S$190,000 is exempt from corporate tax.

Dividend Distributions

All Singapore-tax resident companies are currently under the one-tier corporate tax system, or one-tier system. Under the one-tier system, the corporate tax paid by a tax resident company is a final tax and its distributable profits can be distributed to shareholders as tax exempt (one-tier) dividends. Such dividends are tax-exempt in the hands of the shareholders, regardless of whether the shareholder is a company or an individual and whether or not the shareholder is a Singapore tax resident.

Withholding Taxes

Singapore does not currently impose withholding tax on dividends paid to resident or non-resident shareholders.

Goods and Services Tax (“GST”)

GST in Singapore is a consumption tax that is levied on import of goods into Singapore, as well as nearly all supplies of goods and services in Singapore at a prevailing rate of 9.0%.

Estate Duty

With effect from February 15, 2008, Singapore estate duty has been abolished.

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British Virgin Islands Taxation

We are not currently liable to pay any form of taxation in the BVI and all dividends, interest, rents, royalties, compensations and other amounts paid by us to persons who are not persons resident in the BVI are exempt from all forms of taxation in the BVI and any capital gains realized with respect to any shares, debt obligations, or other securities of our Company by persons who are not persons resident in the BVI are exempt from all forms of taxation in the BVI.

Subject to the payment of stamp duty on the acquisition of property in the BVI by us (and in respect of certain transactions in respect of the shares, debt obligations or other securities of BVI incorporated companies owning land in the BVI), all instruments relating to transfers of property to or by us and all instruments relating to transactions in respect of the shares, debt obligations or other securities of our Company and all instruments relating to other transactions relating to our business are exempt from payment of stamp duty in the BVI.

There are currently no withholding taxes or exchange control regulations in the BVI applicable to us or our shareholders.

United States Federal Income Taxation

WE URGE POTENTIAL PURCHASERS OF OUR ORDINARY SHARES TO CONSULT THEIR OWN TAX ADVISORS CONCERNING THE U.S. FEDERAL, STATE, LOCAL, AND NON-U.S. TAX CONSEQUENCES OF PURCHASING, OWNING, AND DISPOSING OF OUR ORDINARY SHARES.

The following does not address the tax consequences to any particular investor or to persons in special tax situations such as:

•	banks;

•	financial institutions;

•	insurance companies;

•	regulated investment companies;

•	real estate investment trusts;

•	broker-dealers;

•	persons that elect to mark their securities to market;

•	U.S. expatriates or former long-term residents of the U.S.;

•	governments or agencies or instrumentalities thereof;

•	tax-exempt entities;

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•	persons liable for alternative minimum tax;

•	persons holding our Ordinary Shares as part of a straddle, hedging, conversion or integrated transaction;

•	persons that actually or constructively own 10% or more of our voting power or value (including by reason of owning our Ordinary Shares);

•	persons who acquired our Ordinary Shares pursuant to the exercise of any employee share option or otherwise as compensation;

•	persons holding our Ordinary Shares through partnerships or other pass-through entities;

•	beneficiaries of a Trust holding our Ordinary Shares; or

•	persons holding our Ordinary Shares through a trust.

The discussion set forth below is addressed only to U.S. Holders that purchase Ordinary Shares in this offering. Prospective purchasers are urged to consult their own tax advisors about the application of the U.S. federal income tax rules to their particular circumstances as well as the state, local, foreign and other tax consequences to them of the purchase, ownership and disposition of our Ordinary Shares.

Material Tax Consequences Applicable to U.S. Holders of Our Ordinary Shares

The following sets forth the material U.S. federal income tax consequences related to the ownership and disposition of our Ordinary Shares. It is directed to U.S. Holders (as defined below) of our Ordinary Shares and is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This description does not deal with all possible tax consequences relating to ownership and disposition of our Ordinary Shares or U.S. tax laws, other than the U.S. federal income tax laws, such as the tax consequences under non-U.S. tax laws, state, local and other tax laws.

The following brief description applies only to U.S. Holders (defined below) that hold Ordinary Shares as capital assets and that have the U.S. dollar as their functional currency. This brief description is based on the federal income tax laws of the United States in effect as of the date of this prospectus and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this prospectus, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

The brief description below of the U.S. federal income tax consequences to “U.S. Holders” will apply to you if you are a beneficial owner of Ordinary Shares and you are, for U.S. federal income tax purposes,

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia;

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•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•	a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a partnership (or other entities treated as a partnership for United States federal income tax purposes) is a beneficial owner of our Ordinary Shares, the tax treatment of a partner in the partnership will depend upon the status of the partner and the activities of the partnership. Partnerships and partners of a partnership holding our Ordinary Shares are urged to consult their tax advisors regarding an investment in our Ordinary Shares.

Taxation of Dividends and Other Distributions on our Ordinary Shares

Subject to the PFIC rules discussed below, the gross amount of distributions made by us to you with respect to the Ordinary Shares (including the amount of any taxes withheld therefrom) will generally be includable in your gross income as dividend income on the date of receipt by you, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). With respect to corporate U.S. Holders, the dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the Ordinary Shares are readily tradable on an established securities market in the United States, or we are eligible for the benefits of an approved qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are not a PFIC (defined below) for either our taxable year in which the dividend is paid or any preceding taxable year, and (3) certain holding period requirements are met. Because there is not an income tax treaty between the United States and the British Virgin Islands, clause (1) above can be satisfied only if the Ordinary Shares are readily tradable on an established securities market in the United States. Under U.S. Internal Revenue Service authority, Ordinary Shares are considered for purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on certain exchanges, which presently include the Nasdaq Stock Market. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our Ordinary Shares, including the effects of any change in law after the date of this prospectus.

Dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to our Ordinary Shares will constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.”

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your Ordinary Shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

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Taxation of Dispositions of Ordinary Shares

Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of a share equal to the difference between the amount realized (in U.S. dollars) for the share and your tax basis (in U.S. dollars) in the Ordinary Shares. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the Ordinary Shares for more than one year, you will generally be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as United States source income or loss for foreign tax credit limitation purposes which will generally limit the availability of foreign tax credits.

Passive Foreign Investment Company (“PFIC”) Consequences

A non-U.S. corporation is considered a PFIC, as defined in Section 1297(a) of the US Internal Revenue Code, for any taxable year if either:

•	at least 75% of its gross income for such taxable year is passive income; or

•	at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock. In determining the value and composition of our assets for purposes of the PFIC asset test, (1) the cash we raise in this offering will generally be considered to be held for the production of passive income and (2) the value of our assets must be determined based on the market value of our Ordinary Shares from time to time, which could cause the value of our non-passive assets to be less than 50% of the value of all of our assets (including the cash raised in this offering) on any particular quarterly testing date for purposes of the asset test.

Based on our operations and the composition of our assets we do not expect to be treated as a PFIC under the current PFIC rules. We must make a separate determination each year as to whether we are a PFIC. However, there can be no assurance with respect to our status as a PFIC for our current taxable year or any future taxable year. Depending on the amount of cash we raise in this offering, together with any other assets held for the production of passive income, it is possible that, for our current taxable year or for any subsequent taxable year, more than 50% of our assets may be assets held for the production of passive income. We will make this determination following the end of any particular tax year. In addition, because the value of our assets for purposes of the asset test will generally be determined based on the market price of our Ordinary Shares and because cash is generally considered to be an asset held for the production of passive income, our PFIC status will depend in large part on the market price of our Ordinary Shares and the amount of cash we raise in this offering. Accordingly, fluctuations in the market price of the Ordinary Shares may cause us to become a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects and the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in this offering. We are under no obligation to take steps to reduce the risk of our being classified as a PFIC, and as stated above, the determination of the value of our assets will depend upon material facts (including the market price of our Ordinary Shares from time to time and the amount of cash we raise in this offering) that may not be within our control. If we are a PFIC for any year during which you hold Ordinary Shares, we will continue to be treated as a PFIC for all succeeding years during which you hold Ordinary Shares. If we cease to be a PFIC and you did not previously make a timely “mark-to-market” election as described below, you may avoid some of the adverse effects of the PFIC regime by making a “purging election” (as described below) with respect to the Ordinary Shares.

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If we are a PFIC for your taxable year(s) during which you hold Ordinary Shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the Ordinary Shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the Ordinary Shares will be treated as an excess distribution. Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over your holding period for the Ordinary Shares;

•	the amount allocated to your current taxable year, and any amount allocated to any of your taxable year(s) prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

•	the amount allocated to each of your other taxable year(s) will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the Ordinary Shares cannot be treated as capital, even if you hold the Ordinary Shares as capital assets.

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election under Section 1296 of the US Internal Revenue Code for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for first taxable year which you hold (or are deemed to hold) Ordinary Shares and for which we are determined to be a PFIC, you will include in your income each year an amount equal to the excess, if any, of the fair market value of the Ordinary Shares as of the close of such taxable year over your adjusted basis in such Ordinary Shares, which excess will be treated as ordinary income and not capital gain. You are allowed an ordinary loss for the excess, if any, of the adjusted basis of the Ordinary Shares over their fair market value as of the close of the taxable year. Such ordinary loss, however, is allowable only to the extent of any net mark-to-market gains on the Ordinary Shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the Ordinary Shares, are treated as ordinary income. Ordinary loss treatment also applies to any loss realized on the actual sale or disposition of the Ordinary Shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such Ordinary Shares. Your basis in the Ordinary Shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above under “— Taxation of Dividends and Other Distributions on our Ordinary Shares” generally would not apply.

The mark-to-market election is available only for “marketable stock”, which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market (as defined in applicable U.S. Treasury regulations), including the Nasdaq Capital Market. If the Ordinary Shares are regularly traded on the Nasdaq Capital Market and if you are a holder of Ordinary Shares, the mark-to-market election would be available to you were we to be or become a PFIC.

Alternatively, a U.S. Holder of stock in a PFIC may make a “qualified electing fund” election under Section 1295(b) of the US Internal Revenue Code with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder who makes a valid qualified electing fund election with respect to a PFIC will generally include in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year. The qualified electing fund election, however, is available only if such PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. We do not currently intend to prepare or provide the information that would enable you to make a qualified electing fund election. If you hold Ordinary Shares in any taxable year in which we are a PFIC, you will be required to file U.S. Internal Revenue Service Form 8621 in each such year and provide certain annual information regarding such Ordinary Shares, including regarding distributions received on the Ordinary Shares and any gain realized on the disposition of the Ordinary Shares.

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If you do not make a timely “mark-to-market” election (as described above), and if we were a PFIC at any time during the period you hold our Ordinary Shares, then such Ordinary Shares will continue to be treated as stock of a PFIC with respect to you even if we cease to be a PFIC in a future year, unless you make a “purging election” for the year we cease to be a PFIC. A “purging election” creates a deemed sale of such Ordinary Shares at their fair market value on the last day of the last year in which we are treated as a PFIC. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, you will have a new basis (equal to the fair market value of the Ordinary Shares on the last day of the last year in which we are treated as a PFIC) and holding period (which new holding period will begin the day after such last day) in your Ordinary Shares for tax purposes.

IRC Section 1014(a) provides for a step-up in basis to the fair market value for our Ordinary Shares when inherited from a decedent that was previously a holder of our Ordinary Shares. However, if we are determined to be a PFIC and a decedent that was a U.S. Holder did not make either a timely qualified electing fund election for our first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) our Ordinary Shares, or a mark-to-market election and ownership of those Ordinary Shares are inherited, a special provision in IRC Section 1291(e) provides that the new U.S. Holder’s basis should be reduced by an amount equal to the Section 1014 basis minus the decedent’s adjusted basis just before death. As such if we are determined to be a PFIC at any time prior to a decedent’s passing, the PFIC rules will cause any new U.S. Holder that inherits our Ordinary Shares from a U.S. Holder to not get a step-up in basis under Section 1014 and instead will receive a carryover basis in those Ordinary Shares.

You are urged to consult your tax advisors regarding the application of the PFIC rules to your investment in our Ordinary Shares and the elections discussed above.

Information Reporting and Backup Withholding

Dividend payments with respect to our Ordinary Shares and proceeds from the sale, exchange or redemption of our Ordinary Shares may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding under Section 3406 of the US Internal Revenue Code with at a current flat rate of 24%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on U.S. Internal Revenue Service Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on U.S. Internal Revenue Service Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the U.S. Internal Revenue Service and furnishing any required information. We do not intend to withhold taxes for individual shareholders. Transactions effected through certain brokers or other intermediaries, however, may be subject to withholding taxes (including backup withholding), and such brokers or intermediaries may be required by law to withhold such taxes.

Under the Hiring Incentives to Restore Employment Act of 2010, certain U.S. Holders are required to report information relating to our Ordinary Shares, subject to certain exceptions (including an exception for Ordinary Shares held in accounts maintained by certain financial institutions), by attaching a complete Internal Revenue Service Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold Ordinary Shares.

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UNDERWRITING

We expect to enter into an underwriting agreement with CATHAY SECURITIES, INC., the representative of the underwriters named below (the “Representative”), with respect to the Ordinary Shares in this offering. The Representative may retain other brokers or dealers to act as sub-agents on its behalf in connection with this offering and may pay any sub-agent a solicitation fee with respect to any securities placed by it. Under the terms and subject to the conditions contained in the underwriting agreement, we have agreed to issue and sell to the underwriters the number of Ordinary Shares as indicated below.

Underwriters	Number of Ordinary Shares
CATHAY SECURITIES, INC.	[•]

Total	[•]

The underwriters are offering the Ordinary Shares subject to their acceptance of the Ordinary Shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the underwriters to pay for and accept delivery of the Ordinary Shares offered by this prospectus are subject to the approval of certain legal matters by its counsel and to other conditions. The underwriters are obligated to take and pay for all of the Ordinary Shares offered by this prospectus if any such Ordinary Shares are taken. However, the underwriters are not required to take or pay for the Ordinary Shares covered by the underwriters’ option to purchase additional Ordinary Shares described below.

Over-Allotment Option

We have granted the underwriters an over-allotment option, exercisable for up to 45 days within the closing of this offering, permits the underwriters to purchase up to an additional 15% of the total number of Ordinary Shares sold in this offering at the initial public offering price listed on the cover page of this prospectus, less underwriting discounts. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with this offering. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional Ordinary Shares as the number listed next to the underwriter’s name in the preceding table bears to the total number of Ordinary Shares listed next to the names of all underwriters in the preceding table.

Underwriting Discounts and Expenses

We have agreed to pay the underwriters a cash fee equal to seven percent (7%) of the aggregate gross proceeds received by the Company in the offering.

The underwriters have advised us that they propose to offer the Ordinary Shares to the public at the public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession. After this offering, the initial public offering price, concession, and reallowance to dealers may be reduced by the underwriters. No change in those terms will change the amount of proceeds to be received by us as set forth on the cover of this prospectus. The securities are offered by the underwriter as stated herein, subject to its receipt and acceptance and subject to its right to reject any order in whole or in part.

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The following table shows the public offering price, underwriting discounts and proceeds, before expenses, to us. The information assumes either no exercise or full exercise by the underwriters of their over-allotment option. The underwriting discounts are equal to the public offering price per share less the amount per share the underwriters pay us for the shares.

	Per Share	Total Without Over-Allotment Option	Total With Full Over-Allotment Option
Initial public offering price	$	$	$
Underwriters’ discounts(1)	$	$	$
Proceeds to our company before expenses	$	$	$

____________

(1)      Represents an underwriting discount equal to 7% per share. The fees do not include the expense reimbursement provisions described below.

We have agreed to reimburse the Representative up to a maximum of $200,000 for our-of-pocket accountable expenses. Any expense deposits will be returned to us to the extent the Representative’s out-of-pocket accountable expenses are not actually incurred in accordance with FINRA Rule 5110(g)(4)(A).

We have also agreed to pay the Representative a non-accountable expense allowance equal to 1% of the gross proceeds raised in this offering.

We estimate that expenses payable by us in connection with this offering, other than the underwriting discounts referred to above, will be approximately $[ ].

Listing

We plan to apply to list our Ordinary Shares on the Nasdaq Capital Market under the symbol “[•]”. The closing of this offering is conditioned upon Nasdaq’s final approval of our listing application, and there is no guarantee or assurance that our Ordinary Shares will be approved for listing on Nasdaq.

Indemnification

We have agreed to indemnify the underwriters against specified liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect thereof.

Lock-Up Agreements

The Company’s directors, officers and holders of more than 5% of the Company’s Ordinary Shares have agreed to enter into a customary “lock-up” agreement in favor of the Representative for a period of six (6) months starting from the date of this prospectus, and each of the Company and any successors of the Company has agreed, for a period of six (6) months from the closing of this offering, that each will not (a) offer, sell, or otherwise transfer or dispose of, directly or indirectly, any Ordinary Shares of the Company or any securities convertible into or exercisable or exchangeable for Ordinary Shares of the Company; or (b) file or caused to be filed any registration statement with the SEC relating to the offering of any Ordinary Shares of the Company or any securities convertible into or exercisable or exchangeable for Ordinary Shares of the Company.

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Pricing of the Offering

Prior to this offering, there has been no public market for our Ordinary Shares. In determining the initial public offering price, we and the underwriters will consider a number of factors including:

•	the information set forth in this prospectus and otherwise available to the underwriters;

•	our prospects and the history and prospects for the industry in which we compete;

•	an assessment of our management;

•	our prospects for future earnings;

•	the general condition of the securities markets at the time of this offering;

•	the recent market prices of, and demand for, publicly traded ordinary shares of generally comparable companies; and

•	other factors deemed relevant by the underwriters and us.

Neither we nor the underwriters can assure investors that an active trading market will develop for our Ordinary Shares, or that the Ordinary Shares will trade in the public market at or above the initial public offering price.

Electronic Offer, Sale, and Distribution of Ordinary Shares

A prospectus in electronic format may be made available on the websites maintained by the underwriters or selling group members, if any, participating in this offering and the underwriters may distribute prospectuses electronically. The underwriters may agree to allocate a number of Ordinary Shares to selling group members for sale to their online brokerage account holders. The Ordinary Shares to be sold pursuant to internet distributions will be allocated on the same basis as other allocations. Other than the prospectus in electronic format, the information on these websites is not part of, nor incorporated by reference into, this prospectus or the registration statement of which this prospectus forms a part, has not been approved or endorsed by us or the underwriters, and should not be relied upon by investors.

Price Stabilization, Short Positions, and Penalty Bids

In connection with this offering, the underwriters may engage in transactions that stabilize, maintain, or otherwise affect the price of our Ordinary Shares. Specifically, the underwriters may sell more Ordinary Shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of Ordinary Shares available for purchase by the underwriters under option to purchase additional Ordinary Shares. The underwriters can close out a covered short sale by exercising the option to purchase additional Ordinary Shares or purchasing Ordinary Shares in the open market. In determining the source of Ordinary Shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of Ordinary Shares compared to the price available under the option to purchase additional Ordinary Shares. The underwriters may also sell Ordinary Shares in excess of the option to purchase additional Ordinary Shares, creating a naked short position. The underwriters must close out any naked short position by purchasing Ordinary Shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Ordinary Shares in the open market after pricing that could adversely affect investors who purchase in the offering.

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The underwriters may also impose a penalty bid. This occurs when a particular underwriter or dealer repays selling concessions allowed to it for distributing our Ordinary Shares in this offering because such underwriter repurchases those Ordinary Shares in stabilizing or short covering transactions.

Finally, the underwriters may bid for, and purchase, our Ordinary Shares in market making transactions, including “passive” market making transactions as described below.

These activities may stabilize or maintain the market price of our Ordinary Shares at a price that is higher than the price that might otherwise exist in the absence of these activities. The underwriters are not required to engage in these activities, and may discontinue any of these activities at any time without notice. These transactions may be effected on the Nasdaq Capital Market, in the over-the-counter market, or otherwise.

Passive Market Making

In connection with this offering, the underwriters may engage in passive market making transactions in our Ordinary Shares on the Nasdaq Capital Market in accordance with Rule 103 of Regulation M under the Exchange Act, during a period before the commencement of offers or sales of the Ordinary Shares and extending through the completion of the distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, then that bid must then be lowered when specified purchase limits are exceeded.

Potential Conflicts of Interest

The underwriters and their affiliates may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business for which they may receive customary fees and reimbursement of expenses. In the ordinary course of their various business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own accounts and for the accounts of their customers and such investment and securities activities may involve securities and/or instruments of our Company. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Other Relationships

The underwriters and certain of their affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing, and brokerage activities. Some of the underwriters and certain of their affiliates may in the future engage in investment banking and other commercial dealings in the ordinary course of business with us and our affiliates, for which they may in the future receive customary fees, commissions, and expenses.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long, and/or short positions in such securities and instruments.

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Stamp Taxes

If you purchase Ordinary Shares offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.

Selling Restrictions

Other than in the United States of America, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission, or ASIC, in relation to this offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001, or the “Corporations Act”, and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of our Ordinary Shares may only be made to persons, or “Exempt Investors”, who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer our Ordinary Shares without disclosure to investors under Chapter 6D of the Corporations Act.

The Ordinary Shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under this offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring our Ordinary Shares must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation, or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives, and circumstances, and, if necessary, seek expert advice on those matters.

We have not engaged counsel outside of the United States to review any other country’s securities laws and therefore, notwithstanding the above, neither we nor the underwriters can assure you that the summary of the laws above are accurate as of the date of this prospectus.

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British Virgin Islands

We are not licensed to conduct investment business in the BVI by the BVI Financial Services Commission and this prospectus does not constitute an offer of our Ordinary Shares, whether by way of sale or subscription, to members of the public in the BVI. This document may not be sent or distributed to persons in the BVI and our Ordinary Shares have not been offered or sold, and will not be offered or sold, in the BVI. No invitation or offer to subscribe for or purchase our Ordinary Shares will be made, directly or indirectly, to members of the public in the BVI.

Canada

The securities may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions, and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption form, or in a transaction not subject to, the prospectus requirements of applicable securities laws. Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (“NI 33-105”), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Dubai International Financial Centre

This prospectus relates to an “Exempt Offer” in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (the “DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The Ordinary Shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the Ordinary Shares should conduct their own due diligence on such shares. If you do not understand the contents of this prospectus, you should consult an authorized financial advisor.

European Economic Area

In relation to each Member State of the European Economic Area (each a Member State), no Ordinary Shares has been offered or will be offered pursuant to this offering to the public in that Member State prior to the publication of a prospectus in relation to our Ordinary Shares which has been approved by the competent authority in that Member State or, where appropriate, approved in another Member State and notified to the competent authority in that Member State, all in accordance with the Prospectus Regulation, except that offers of shares may be made to the public in that Member State at any time under the following exemptions under the Prospectus Regulation:

(a)	to any legal entity which is a qualified investor as defined in the Prospectus Regulation;

(b)	by the underwriters to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Regulation), subject to obtaining the prior written consent of the representatives for any such offer; or

(c)	in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

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provided that no such offer of our Ordinary Shares shall result in a requirement for us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

Each person in a Member State who initially acquires any of our Ordinary Shares or to whom any offer is made will be deemed to have represented, acknowledged, and agreed with us and the representatives that it is a qualified investor within the meaning of the Prospectus Regulation.

In the case of any of our Ordinary Shares being offered to a financial intermediary as that term is used in Article 5(1) of the Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the Ordinary Shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer to the public other than their offer or resale in a Member State to qualified investors, in circumstances in which the prior written consent of the representatives has been obtained to each such proposed offer or resale.

We, the underwriters, and their affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgments, and agreements.

For the purposes of this provision, the expression an “offer to the public” in relation to any of our Ordinary Shares in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any of our Ordinary Shares to be offered so as to enable an investor to decide to purchase or subscribe for our Ordinary Shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

Hong Kong

Our Ordinary Shares may not be offered or sold in Hong Kong by means of any document other than (1) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong) (“Companies (Winding Up and Miscellaneous Provisions) Ordinance”) or which do not constitute an invitation to the public within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (“Securities and Futures Ordinance”), or (2) to “professional investors” as defined in the Securities and Futures Ordinance and any rules made thereunder, or (3) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance, and no advertisement, invitation or document relating to our Ordinary Shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” in Hong Kong as defined in the Securities and Futures Ordinance and any rules made thereunder.

Israel

This prospectus does not constitute a prospectus as defined under the Israeli Securities Law (the “Israeli Securities Law”), and has not been filed with or approved by the Israel Securities Authority. In Israel, this prospectus is being distributed only to, and is directed only at, and any offer of the shares is directed only at, (1) a limited number of persons in accordance with the Israeli Securities Law and (2) investors listed in the first addendum (as it may be amended from time to time, the “Addendum”), to the Israeli Securities Law, consisting primarily of joint investment in trust funds, provident funds, insurance companies, banks, portfolio managers, investment advisors, members of the Tel Aviv Stock Exchange, underwriters, venture capital funds, entities with equity in excess of 50 million New Israeli Shekels and “qualified individuals,” each as defined in the Addendum, collectively referred to as qualified investors (in each case, purchasing for their own account or, where permitted under the Addendum, for the accounts of their clients who are investors listed in the Addendum). Qualified investors are required to submit written confirmation that they fall within the scope of the Addendum, are aware of the meaning of same and agree to it.

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Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended), (the “FIEA”). The securities may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (including any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of the FIEA and otherwise in compliance with any relevant laws and regulations of Japan.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of our Ordinary Shares may not be circulated or distributed, nor may our Ordinary Shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (1) to an institutional investor (as defined under Section 4A of the Securities and Futures Act 2001 of Singapore (the “SFA”)) under Section 274 of the SFA, (2) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (3) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.

Where our Ordinary Shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, the securities (as defined in Section 239(1) of the SFA) of that corporation shall not be transferable for six months after that corporation has acquired our Ordinary Shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer in that corporation’s securities pursuant to Section 275(1A) of the SFA, (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore (“Regulation 32”).

Switzerland

Our Ordinary Shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document does not constitute a prospectus within the meaning of, and has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to our Ordinary Shares or this offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to this offering, our company or our Ordinary Shares has/have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of our Ordinary Shares will not be supervised by, the Swiss Financial Market Supervisory Authority and the offer of our Ordinary Shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of our Ordinary Shares.

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United Kingdom

No Ordinary Shares have been offered or will be offered pursuant to this offering to the public in the United Kingdom prior to the publication of a prospectus in relation to the shares which has been approved by the Financial Conduct Authority, except that the shares may be offered to the public in the United Kingdom at any time:

(a)	to any legal entity which is a qualified investor as defined under Article 2 of the UK Prospectus Regulation;

(b)	to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the UK Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

(c)	in any other circumstances falling within Section 86 of the Financial Services and Markets Act 2000, or FSMA;

provided that no such offer of the shares shall require the us or any underwriter to publish a prospectus pursuant to Section 85 of the FSMA or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation. For the purposes of this provision, the expression an “offer to the public” in relation to the shares in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares and the expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018.

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EXPENSES RELATING TO THIS OFFERING

Set forth below is an itemization of the total expenses, excluding underwriting discounts and the non-accountable expense allowance. With the exception of the SEC registration fee, the FINRA filing fee and the Nasdaq Capital Market listing fee, all amounts are estimates.

Securities and Exchange Commission Registration Fee	$
Nasdaq Capital Market Listing Fee	$
FINRA Filing Fee	$
Legal Fees and Other Expenses	$
Accounting Fees and Expenses	$
Printing Expenses	$
Underwriter accountable expenses	$
Miscellaneous Expenses	$
Total Expenses	$

These expenses will be borne by us. Underwriting discounts and the non-accountable expense allowance will be borne by us in proportion to the numbers of Ordinary Shares sold in the offering.

LEGAL MATTERS

We are being represented by Hunter Taubman Fischer & Li LLC with respect to certain legal matters as to United States federal securities and New York State law. The validity of the Ordinary Shares offered in this offering and certain other legal matters as to British Virgin Islands law will be passed upon for us by Conyers Dill & Pearman Pte. Ltd., our counsel as to British Virgin Islands law. Legal matters as to Singaporean law will be passed upon for us by Bird & Bird (Singapore). VCL Law LLP is acting as counsel to the underwriters in connection with this offering.

EXPERTS

The consolidated financial statements for the fiscal years ended December 31, 2023 and 2022, included in this prospectus have been so included in reliance on the report of NLA DFK Assurance PAC, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting. The office of NLA DFK Assurance PAC is located at 143 Cecil Street, #17-03 GB Building, Singapore 069542.

129

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-1, including relevant exhibits and schedules under the Securities Act, covering the Ordinary Shares offered by this prospectus. You should refer to our registration statements and their exhibits and schedules if you would like to find out more about us and about the Ordinary Shares. This prospectus summarizes material provisions of contracts and other documents that we refer you to. Since the prospectus may not contain all the information that you may find important, you should review the full text of these documents.

Immediately upon the completion of this offering, we will be subject to periodic reporting and other informational requirements of the Exchange Act, as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of proxy statements to shareholders under the federal proxy rules contained in Sections 14(a), (b) and (c) of the Exchange Act, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

The SEC maintains a website that contains reports, proxy statements, and other information about issuers, such as us, who file electronically with the SEC. The address of that website is http://www.sec.gov. The information on that website is not a part of this prospectus.

No dealers, salesperson, or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the securities offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

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GEBE ENVIRONMENTAL TECHNOLOGY LIMITED

F-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of GEBE Environmental Technology Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of GEBE Environmental Technology Limited and its subsidiary (collectively referred to as the “Company”) as of December 31, 2023 and 2022, the related consolidated statements of income and comprehensive income, changes in equity and cash flows for each of the years in the two-year period ended December 31, 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ NLA DFK Assurance PAC

Singapore, 13th November 2024

PCAOB ID No. 6889

We have served as the Company’s auditor since 2024

F-2

GEBE Environmental Technology Limited

Consolidated Balance Sheets

(Expressed in Singapore Dollar (S$), except for share and per share data, or otherwise noted)

	As of 31 December
	2022	2023	2023
	S$	S$	US$
			(Note 2(e))

ASSETS
Current Assets
Cash and cash equivalents	5,038,763	2,587,073	1,960,944
Accounts receivable, net	2,224,851	3,823,201	2,897,901
Inventories	1,157,335	965,000	731,449
Deposits, prepaid expenses and other receivables	48,565	181,069	137,246
Total current assets	8,469,514	7,556,343	5,727,540

Non-current Assets
Property and equipment, net	532,048	460,378	348,956
Operating lease right-of-use assets	58,249	9,990	7,573
Total non-current assets	590,297	470,368	356,529
Total assets	9,059,811	8,026,711	6,084,069

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current Liabilities
Accounts payable	207,839	–	–
Accrued expenses and other current liabilities	131,287	1,218,607	923,677
Current lease liabilities	48,991	10,454	7,924
Current income taxes payable	751,998	1,172,963	889,080
Total current liabilities	1,140,115	2,402,024	1,820,681

Non-current Liabilities
Non-current lease liabilities	10,454	–	–
Total non-current liabilities	10,454	–	–
Total liabilities	1,150,569	2,402,024	1,820,681

Shareholders’ equity
Ordinary shares, 13,888,000 no par value shares authorized, 13,888,000 shares issued and outstanding as of December 31, 2022 and 2023	701,319	701,319	531,584
Retained earnings	7,207,923	4,923,368	3,731,804
Total shareholders’ equity	7,909,242	5,624,687	4,263,388
Total liabilities and shareholders’ equity	9,059,811	8,026,711	6,084,069

F-3

GEBE Environmental Technology Limited

Consolidated Statements of Income and Comprehensive Income

(Expressed in Singapore Dollar (S$), except for share and per share data, or otherwise noted)

	For the Years Ended December 31,
	2022	2023	2023
	S$	S$	US$
			(Note 2(e))

Service revenues	4,849,378	7,353,979	5,574,152
Cost of services provided	(1,447,411)	(1,660,862)	(1,258,896)
Gross profit	3,401,967	5,693,117	4,315,256

General and administrative expenses	(1,194,263)	(1,306,870)	(990,579)
Income from operations	2,207,704	4,386,247	3,324,677

Other income	355,327	65,409	49,579
Interest expense	(7,613)	(1,581)	(1,199)
Income before income taxes expense	2,555,418	4,450,075	3,373,057
Income tax expense	(405,998)	(734,630)	(556,833)
Net income	2,149,420	3,715,445	2,816,224

Comprehensive income	2,149,420	3,715,445	2,816,224

Earnings per share
Basic and diluted	0.2	0.3	0.2

Weighted average number of Shares outstanding
Basic and diluted	13,888,000	13,888,000	13,888,000

F-4

GEBE Environmental Technology Limited

Consolidated Statements of Changes in Shareholders’ Equity

(Expressed in Singapore Dollar (S$), except for share and per share data, or otherwise noted)

	Shareholders’ Equity
				Total
	Ordinary Shares		Retained	Stockholders’
	No. of Shares	Amount	earnings	Equity
		S$	S$	S$

Balance as of December 31, 2021	13,888,000	701,319	5,058,503	5,759,822

Net income	–	–	2,149,420	2,149,420
Balance as of December 31, 2022	13,888,000	701,319	7,207,923	7,909,242

Net income	–	–	3,715,445	3,715,445
Dividends paid	–	–	(6,000,000)	(6,000,000)
Balance as of December 31, 2023	13,888,000	701,319	4,923,368	5,624,687

F-5

GEBE Environmental Technology Limited

Consolidated Statements of Cash Flows

(Expressed in Singapore Dollar (S$), except for share and per share data, or otherwise noted)

	For the Years Ended December 31
	2022	2023	2023
	S$	S$	US$
			(Note 2(e))

Cash Flows from Operating Activities
Net income	2,149,420	3,715,445	2,816,224
Adjustments to reconcile net income to net cash provided by operating activities:
Amortization of right-of-use assets	209,817	48,259	36,580
Depreciation of property and equipment	131,553	138,165	104,726
Gain on disposal of plant and equipment	(17,436)	(22,278)	(16,886)

Changes in operating assets and liabilities:
Inventories	(206,355)	192,335	145,786
Accounts receivables, net	(309,232)	(1,598,350)	(1,211,514)
Deposits, prepaid expenses and other receivables	42,346	(132,505)	(100,436)
Accounts payable	277,746	(207,839)	(157,537)
Accrued expenses and other current liabilities	(125,678)	87,320	66,186
Current income tax payable	405,998	420,966	319,083
Net cash provided by operating activities	2,558,179	2,641,518	2,002,212

Cash Flows from Investing Activities
Acquisition of property, plant and equipment	(439,563)	(84,061)	(63,717)
Proceeds from disposal of property, plant and equipment	58,056	39,844	30,201
Net cash used by investing activities	(381,507)	(44,217)	(33,516)

Cash Flows from Financing Activities
Repayments of lease liabilities	(212,630)	(48,991)	(37,134)
Dividend paid	–	(5,000,000)	(3,789,889)
Net cash used by financing activities	(212,630)	(5,048,991)	(3,827,023)

Net change in cash and cash equivalents	1,964,042	(2,451,690)	(1,858,327)
Cash and cash equivalents, beginning of year	3,074,721	5,038,763	3,819,271
Cash and cash equivalents, end of year	5,038,763	2,587,073	1,960,944

Supplemental Cash Flow Information:
Cash paid for income taxes, net	–	313,664	237,750
Cash paid for interest, net	–	–	–

F-6

GEBE Environmental Technology Limited

Notes to consolidated financial statements

1       Business overview and basis of presentation

GEBE Environmental Technology Limited (“GEBE”) is incorporated in the British Virgin Island on June 23, 2024 under the Companies Act as an exempted company with limited liability. The authorized share capital is US$532,000 divided into 13,888,000 Ordinary Shares.

GEBE, through its subsidiary (collectively referred to as the “Company”), provides landscape construction, plant production, and maintenance services for commercial customers in the Republic of Singapore. The Company is aligned into one reportable segment which consists of three revenue streams: Forest Rejuvenation Services, Environmental Improvements Services, and Landscaping and Gardening Services.

Reorganization

Garden Beau Pte. Ltd. (“GB”)

On July 19, 2024, Ms Toh Gek Hong, Mr. Tay Toh Kim, and Mr. Tay Guan Seng (the “Vendors”) and our Company entered into a sale and purchase agreement, pursuant to which the Vendors transferred their 100% shareholding interest, respectively, in GB to GEBE. The consideration was settled by our Company allotting and issuing 531,000 shares to Ms. Toh Gek Hong, credited as fully paid. Following such issuance, our Company’s issued share capital is 532,000 shares, 100% shareholding interest held by Ms. Toh Gek Hong.

Upon completion of our reorganization whereby the entire share capital of GB was transferred, our Company comprised GB as our direct wholly-owned subsidiary.

Our Company completed the reorganization of GB under common control of its then existing shareholders, who collectively owned all the equity interests of GB prior to the reorganization. The consolidated financial statements are prepared on the basis as if the reorganization became effective as of the beginning of the first period presented in the accompanying consolidated financial statements of our Company.

Description of subsidiary incorporated and controlled by the Company:

Name	Background	Effective ownership

Garden Beau Pte. Ltd. (“GB”)	Singapore company	100% owned by GEBE
Incorporated on June 11, 1991
Issued and outstanding 700,000 ordinary shares for S$700,000
Landscape construction, plant production and maintenance services

F-7

2       Summary of significant accounting policies

These accompanying consolidated financial statements reflect the application of certain significant accounting policies as described in this note and elsewhere in the accompanying consolidated financial statements and notes.

(a)	Basis of preparation

The consolidated financial statements are prepared on the basis as if the reorganization became effective as of the beginning of the first period presented in the accompanying principles generally accepted in the United States of America (“US GAAP”).

The consolidated financial statements include the financial statements of the Company and its subsidiary from the dates they were incorporated.

(b)	Use of estimates and assumptions

The preparation of the consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the years presented. Significant accounting estimates in the period include the allowance for doubtful accounts on accounts and other receivables, impairment loss on inventories, assumptions used in assessing right-of-use assets, and impairment of long-lived assets. Actual results could differ from these estimates and judgements.

(c)	Risk and uncertainties

The main operations of our Company are located in Singapore. Accordingly, our Company’s business, financial condition, and results of operations may be influenced by political, economic, and legal environments in Singapore, as well as by the general state of the economy in Singapore. Our Company’s results may be adversely affected by changes in the political, regulatory and social conditions in Singapore. Although our Company has not experienced losses from these situations and believes that it is in compliance with existing laws and regulations including its organization and structure disclosed in Note 1, such experience may not be indicative of future results.

Our Company’s business, financial condition and results of operations may also be negatively impacted by risks related to natural disasters, extreme weather conditions, health epidemics, and other catastrophic incidents, which could significantly disrupt our Company’s operations.

(d)	Basis of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiary. All significant inter-company balances and transactions within the Company have been eliminated upon consolidation.

(e)	Foreign currency translation and transaction

Transactions denominated in currencies other than the functional currency are translated into the functional currency at the exchange rates prevailing at the dates of the transaction. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency using the applicable exchange rates at the balance sheet dates.

F-8

2       Summary of significant accounting policies (cont’d)

(e)	Foreign currency translation and transaction (cont’d)

The accompanying consolidated financial statements are presented in the S$, which is the reporting currency of our Company. In addition, our Company is operating in Singapore, maintain their books and record in their local currency, S$, which is also the functional currency as being the primary currency of the economic environment in which their operations are conducted. The Company currently has no operations or subsidiary located outside Singapore.

Translations of balances in the consolidated balance sheets, consolidated statements of income, consolidated statements of changes in shareholders’ equity, and consolidated statements of cash flows from SGD into USD as of December 31, 2023 are solely for the convenience of the readers and are calculated at the rate of SGD1.00 = USD0.7580, representing the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 29, 2023. No representation is made that the SGD amounts could have been, or could be, converted, realized or settled into USD at such rate, or at any other rate.

(f)	Cash and cash equivalents

Cash and cash equivalents consist primarily of cash in readily available checking and saving accounts. Cash equivalents consist of highly liquid investments that are readily convertible to cash and that mature within three months or less from the date of purchase. The carrying amounts approximate fair value due to the short maturities of these instruments. Our Company maintains most of its bank accounts in Singapore.

(g)	Accounts receivable, net

Accounts receivable, net are stated at the original amount less an allowance for credit losses.

Accounts receivable are recorded at the invoiced amount and do not bear interest. Accounts receivable also includes customer balances that have been billed or are billable to the Company’s customers but will not be collected until completion of the project or as otherwise specified in the contract. These amounts generally represent 5% of the total contract value.

On January 1, 2023, the Company adopted ASU 2016-13, “Financial Instruments — Credit Losses (Accounting Standards Codification (“ASC” Topic 326): Measurement on Credit Losses on Financial Instruments”, including certain subsequent amendments, transitional guidance and other interpretive guidance within ASU 2018-19, ASU 2019-04, ASU 2019-05, ASU2019-11, ASU 2020-02 and ASU 2020-03 (collectively, including ASU 2016-13, “ASC 326”). ASC 326 introduces an approach based on expected losses to estimate the allowance for credit losses, which replaces the previous incurred loss impairment model.

The Company evaluates its accounts receivable for expected credit losses on a regular basis. The Company maintains an estimated allowance for credit losses to reduce its accounts receivable to the amount that it believes will be collected. The Company’s estimation of allowance for credit losses considers factors such as historical credit loss experience, age of receivable balances, current market conditions, reasonable and supportable forecasts of future economic conditions, as well as an assessment of receivables due from specific identifiable counterparties to determine whether these receivables are considered at risk or uncollectible. The Company adjusts the allowance percentage periodically when there are significant differences between estimated bad debts and actual bad debts. If there is strong evidence indicating that the accounts receivable is likely to be unrecoverable, the Company also makes specific allowance in the period in which a loss is determined to be probable. Accounts receivable balances are written off after all collection efforts have been exhausted.

F-9

2       Summary of significant accounting policies (cont’d)

(g)	Accounts receivable, net (cont’d)

As of December 31, 2022 and 2023, the Company did not have provision for credit losses.

(h)	Inventories

Inventories, consisting of plants and trees, are stated at the lower of cost and net realizable value. Cost is determined using specific identification method, and includes all costs incurred to deliver inventory to the Company’s warehouse including freight, non-refundable taxes, duty, and other landing costs.

The Company periodically reviews its inventories and makes a provision as necessary to appropriately value goods that are obsolete, have quality issues, or are damaged. The amount of the provision is equal to the difference between the cost of the inventory and its net realizable value based upon assumptions about product quality, damages, future demand, selling prices, and market conditions. If changes in market conditions result in reductions in the estimated net realizable value of its inventory below its previous estimate, the Company would increase its provision in the period in which it made such a determination.

(i)	Fair value measurement

Our Company follows the guidance of the ASC Topic 820-10, Fair Value Measurement and Disclosure (“ASC 820-10”), with respect to financial assets and liabilities that are measured at fair value. ASC 820-10 establishes a three-tier fair value hierarchy that prioritizes the inputs used in measuring fair value as follows:

•	Level 1: Inputs are based upon unadjusted quoted prices for identical instruments traded in active markets;

•	Level 2: Inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques (e.g. Black-Scholes Option-Pricing model) for which all significant inputs are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Where applicable, these models project future cash flows and discount the future amounts to a present value using market-based observable inputs; and

•	Level 3: Inputs are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques, including option pricing models and discounted cash flow models.

The carrying value of our Company’s financial instruments: cash and cash equivalents, accounts receivable, accounts payable, other payables and accrued liabilities approximate at their fair values because of the short-term nature of these financial instruments.

F-10

2       Summary of significant accounting policies (cont’d)

(i)	Fair value measurement (cont’d)

Management believes, based on the current market prices or interest rates for similar debt instruments, the fair value of note payable approximate the carrying amount. Our Company accounts for loans receivable at cost, subject to impairment testing.

Fair value estimates are made at a specific point in time based on relevant market information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

(j)	Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and accumulated impairment losses, if any. Depreciation is calculated on the straight-line basis over the following expected useful lives from the date on which they become fully operational and after taking into account their estimated residual values:

Expected useful life
Machinery	5 years
Office equipment	5 years
Equipment	5 years
Computers	5 years
Motor vehicles	5 years
Air conditioners	5 years

Expenditure for repairs and maintenance is expensed as incurred. When assets have retired or sold, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in the Consolidated Statements of Income and Comprehensive Income.

(k)	Impairment of long-lived assets

In accordance with the provisions of ASC Topic 360, Impairment or Disposal of Long-Lived Assets, all long-lived assets such as property and equipment owned and held by our Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is evaluated by a comparison of the carrying amount of an asset to its estimated future undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amounts of the assets exceed the fair value of the assets. There were no impairments of these assets as of December 31, 2022 and 2023.

F-11

2       Summary of significant accounting policies (cont’d)

(l)	Leases

Upon and hereafter the adoption of ASC 842 on January 1, 2019:

Our Company determines if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use (“ROU”) assets, operating lease liability, and operating lease liability, non-current in our Company’s consolidated balance sheets. ROU assets represent our Company’s right to use an underlying asset for the lease term and lease liabilities represent our Company’s obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. When determining the lease term, our Company includes options to extend or terminate the lease when it is reasonably certain that it will exercise that option, if any. As our Company’s leases do not provide an implicit rate, our Company used an incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. Our Company has elected to adopt the following lease policies in conjunction with the adoption of ASU 2016-02: (i) for leases that have lease terms of 12 months or less and does not include a purchase option that is reasonably certain to exercise, our Company elected not to apply ASC 842 recognition requirements; and (ii) our Company elected to apply the package of practical expedients for existing arrangements entered into prior to January 1, 2019 to not reassess (a) whether an arrangement is or contains a lease, (b) the lease classification applied to existing leases, and (c) initial direct costs.

(m)	Revenue recognition

The Company adopted the revenue standard Accounting Standards Codification (“ASC”) 606, Revenue from Contracts with Customers. As discussed in Note 1, the Company provides forest rejuvenation services, environmental improvements services, landscaping and gardening services to commercial customers in numerous projects, including but not limited to landscape construction, plant production and maintenance works. The Company enters into agreements with clients that create enforceable rights and obligations and for which it is probable that the Company will collect the consideration to which it will be entitled as goods and services transfer to the clients. It is customary practice for the Company to have written agreements with its clients and revenue on oral or implied arrangements is generally not recognized.

ASC 606-10 provided the following overview of how revenue is recognized from our Company’s contracts with customers:

Our Company recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which our Company expects to be entitled in exchange for those goods or services.

Revenue is recognized according to the following five step model: (1) identify the contract with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenues when a performance obligation is satisfied.

F-12

2       Summary of significant accounting policies (cont’d)

(m)	Revenue recognition (cont’d)

Our Company’s revenue recognition policies are in compliance with ASC 606 and currently generates its revenue from the following main sources as follows:

Revenue from Forest Rejuvenation Services

Revenue from Forest Rejuvenation Services is recognized over time using an output-based method. Services of the Company entail the restoration of degraded forest, planting of native trees and salvaging of birds and wildlife, most commonly in connection with development projects. The contract usually covers the Defect Liability Period of 18 months effective from the issuance of the certification of completion. The duration of project period is usually more than one year. The Company believes that the performance obligations are interdependent and interrelated within a phase. The promises are not distinct from each other and therefore considered as one performance obligation.

In general, the Company’s performance obligation of each of work done will be satisfied upon approval received from customer on payment response or certificate. The contract price is fully allocated to one performance obligation upon final work done as per contract. the Company concludes that its revenue recognition practice for Forest Rejuvenation Services is recognized over time since the customer simultaneously receives and consumes the economic benefits of the provided work done once payment claim is being certified at each work done as the Company performs.

Revenue from Environmental Improvements Services

Revenue from Environmental Improvements Services is primarily recognized over time using an output-based method. The Company designs and implements green solutions to enhance and protect natural ecosystems and create more environmentally friendly spaces aligned with adopted ESG principles. The contract usually covers the Defect Liability Period of 18 months effective from the issuance of the certification of completion. The duration of project period is usually more than one year. The project consists of habitat restoration, invasive species removal, soil health improvement, energy efficiency, and reducing a building’s operational carbon footprint.

The Company is generally engaged to provide the Environmental Improvement Services by main contractors who have been awarded tenders for building construction or improvement projects. In delivering the Environmental Improvement Services, the Company typically works with a panel of subcontractors.

The contracts which the Company enters into with the customers are fixed price and provide for periodically billings based upon the attainment of specific project objectives to ensure the Company meets its contractual requirements.

F-13

2       Summary of significant accounting policies (cont’d)

(m)	Revenue recognition (cont’d)

Revenue from Environmental Improvements Services (cont’d)

The services are highly independent and highly interrelated, and it is significantly affected by one or more services within the contract. Therefore, the promises are not distinct from each other and therefore considered as one performance obligation. The contract price is fully allocated to one performance obligations upon final work done as per contract. The Company concludes its revenue recognition practice for the Service Contract is recognised over time since the customer receives and consumes the economic benefits of the provided service at each work done when the payment claim has been certified.

Revenue from Landscaping and Gardening Services

Revenue for Landscaping and Gardening Services is recognized over time using an output-based method. The Company provide design, installation and maintenance of landscaping, irrigation, lighting and overseeing landscaping and gardening works for the entire gardens. The contract usually covers the Defect Liability Period of 18 months effective from the issuance of the certification of completion. The duration of project period is usually more than one year.

In delivering Landscaping and Gardening Services, the Company typically works with a panel of subcontractors which include architects and landscape consultants. As a principal, the Company would recognize the total amount billed to the customer as revenue, with subcontractor costs as expenses. In terms of risk, the company bears responsibility for the quality, completion, and potential liabilities associated with the landscaping services, as well as any delays or cost overruns from subcontractors.

The contracts which the Company enters into with the customers are fixed price and provide for periodically billings based upon the attainment of specific project objectives to ensure the Company meets its contractual requirements. The services are highly independent and highly interrelated, and it is significantly affected by one or more services within the contract. Therefore, the promises are not distinct from each other and therefore considered as one performance obligation. The contract price is fully allocated to one performance obligations upon final work done as per contract. The Company concludes its revenue recognition practice for the Service Contract is recognised over time since the customer s receives and consumes the economic benefits of the provided service at each work done when the payment claim has been certified.

The Company’s contracts may contain variable consideration in the form of unpriced or pending change orders or claims that either increase or decrease the contract price. Estimated amounts are included in the transaction price to the extent it is probable that a significant reversal of cumulative revenue recognized will not occur or when the uncertainty associated with the variable consideration is resolved. Estimates of variable consideration are based upon historical experience and known trends.

F-14

2       Summary of significant accounting policies (cont’d)

(m)	Revenue recognition (cont’d)

The Company generally provides limited warranties for work that it has performed under its contracts; these warranty periods are known as the defect liabilities period (“DLP”). The DLP typically extends for a duration ranging from 12 months to 18 months from the substantial completion of the project for the client. Historically, warranty claims have not resulted in significant costs. Contracts will include a provision whereby the client will typically withhold the amount ranging from 3% - 5% of the total contract value until the end of the DLP at which point the client will release the retention amounts to the Company.

Contract assets

Contract assets are recognized when progress towards completion of revenue earning activities on contracts exceeds amounts billed under the contract.

Disaggregation of revenue

The following tables present the Company’s revenue disaggregated by revenue streams, based on management’s assessment of available data:

	For the Years Ended December 31,
	2022	2023
	S$	S$

Forest rejuvenation services	1,265,228	408,790
Environmental improvement services	2,690,172	5,310,004
Landscaping and gardening services	893,978	1,635,185
	4,849,378	7,353,979

Sales
- Over time	4,849,378	7,353,979

The Company recognizes revenue from contracts typically ranging from 3 months to 3 years for forest rejuvenation services, environmental improvement services and landscaping and gardening services based on the Company’s effort or outputs to the satisfaction of a performance obligation over time as work progresses because of the continuous transfer of control to the customer and the Company’s right to bill the customer upon the attainment of specific project objectives to ensure the Company meets its contractual requirements.

F-15

2       Summary of significant accounting policies (cont’d)

(n)	Cost of service provided

Cost of services provided represents the cost of labor, subcontractors, materials, vehicle, and equipment costs (including depreciation, fuel and maintenance) and other costs directly associated with revenue generating activities. Cost of labor represents the portion of salaries and wages incurred in connection with the production of deliverables under client assignments and contracts. Cost of labor include allocated fringe costs (i.e. health benefits, employer payroll taxes, and retirement plan contributions), paid leave, and incentive compensation. Subcontractors comprise job outsourced to third parties. Material costs are raw materials used for the projects. Other costs will be miscellaneous costs associated to the projects. These costs are expensed as incurred.

(o)	General and administrative expenses

General and administrative expenses consist of all operating costs not otherwise included in cost of goods sold, or amortization expenses. The Company's general and administrative expenses include the costs of corporate employee wages and benefits, professional fees, marketing, technology, human resources, accounting, legal, corporate facility and occupancy costs.

(p)	Comprehensive income

ASC Topic 220, Comprehensive Income, establishes standards for reporting and display of comprehensive income, its components, and accumulated balances. Comprehensive income as defined includes all changes in equity during a period from non-owner sources. Accumulated other comprehensive income, as presented in the accompanying statement of shareholder’s equity, consists of changes in unrealized gains and losses on foreign currency translation. This comprehensive income is not included in the computation of income tax expense or benefit.

(q)	Income taxes

Income taxes are determined in accordance with the provisions of ASC Topic 740, Income Taxes (“ASC 740”). Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Any effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

F-16

2       Summary of significant accounting policies (cont’d)

(q)	Income taxes (cont’d)

ASC 740 prescribes a comprehensive model for how companies should recognize, measure, present, and disclose in their financial statements uncertain tax positions taken or expected to be taken on a tax return. Under ASC 740, tax positions must initially be recognized in the financial statements when it is more likely than not the position will be sustained upon examination by the tax authorities. Such tax positions must initially and subsequently be measured as the largest amount of tax benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the tax authority assuming full knowledge of the position and relevant facts. The valuation allowance should be based on management’s judgment of what is more-likely- than not considering all available information, both quantitative and qualitative. Ultimately, the realization of deferred tax assets will depend on the existence of future taxable income.

For the years ended December 31, 2022 and 2023, our Company did not have any interest and penalties associated with tax positions. As of December 31, 2022 and 2023, our Company did not have any significant unrecognized uncertain tax positions.

Our Company is subject to tax in Singapore. As a result of its business activities, our Company files tax returns that are subject to examination by the relevant tax authorities.

(r)	Retirement plan costs

Contributions to retirement plans (which are defined contribution plans) are charged to general and administrative expenses in the accompanying statements of operation as the related employee service are provided. The Company is required to make contribution to their employees under a government-mandated multi-employer defined contribution pension scheme for its eligible full-times employees in Singapore. The Company is required to contribute a specified percentage of the participants’ relevant income based on their ages and wages level. During the years ended December 31, 2022 and 2023, S$76,851 and S$88,810 contributions were made accordingly.

(s)	Related parties

The Company follows the ASC 850-10, Related Party for the identification of related parties and disclosure of related party transactions.

Pursuant to section 850-10-20, the related parties include: a) affiliates of the Company; b) entities for which investments in their equity securities would be required, absent the election of the fair value option under the Fair Value Option Subsection of section 825–10–15, to be accounted for by the equity method by the investing entity; c) trusts for the benefit of employees, such as pension and Income-sharing trusts that are managed by or under the trusteeship of management; d) principal owners of the Company; e) management of the Company; f) other parties with which the Company deals if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests; and g) other parties that can significantly influence the management or operating policies of the transacting parties or that have an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests.

F-17

2       Summary of significant accounting policies (cont’d)

(s)	Related parties (cont’d)

The financial statements shall include disclosures of material related party transactions, other than compensation arrangements, expense allowances, and other similar items in the ordinary course of business. However, disclosure of transactions that are eliminated in the preparation of consolidated or combined financial statements is not required in those statements. The disclosures shall include: a) the nature of the relationship(s) involved; b) a description of the transactions, including transactions to which no amounts or nominal amounts were ascribed, for each of the periods for which income statements are presented, and such other information deemed necessary to an understanding of the effects of the transactions on the financial statements; c) the dollar amounts of transactions for each of the periods for which income statements are presented and the effects of any change in the method of establishing the terms from that used in the preceding period; and d) amount due from or to related parties as of the date of each balance sheet presented and, if not otherwise apparent, the terms and manner of settlement.

(t)	Commitments and contingencies

Our Company follows the ASC 450-20, Commitments to report accounting for contingencies. Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to our Company but which will only be resolved when one or more future events occur or fail to occur. Our Company assesses such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against our Company or un-asserted claims that may result in such proceedings, our Company evaluates the perceived merits of any legal proceedings or un-asserted claims as well as the perceived merits of the amount of relief sought or expected to be sought therein.

If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in our Company’s financial statements. If the assessment indicates that a potentially material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, and an estimate of the range of possible losses, if determinable and material, would be disclosed.

Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the guarantees would be disclosed. Management does not believe, based upon information available at this time that these matters will have a material adverse effect on our Company’s financial position, results of operations or cash flows. However, there is no assurance that such matters will not materially and adversely affect our Company’s business, financial position, and results of operations or cash flows.

F-18

2       Summary of significant accounting policies (cont’d)

(u)	Segment reporting

FASB ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for details on the Company’s business segments. For the years ended December 31, 2022 and 2023, the Company has one reporting business segment which consists of three revenue streams.

Summarized financial information concerning our geographic segments is shown in the following table:

	For the Years Ended December 31,
	2022	2023
	S$	S$

Singapore	4,849,378	7,353,979

(v)	Concentration of credit risk

Financial instruments that potentially subject our Company to credit risk consist of cash equivalents, restricted cash, accounts receivable. Cash equivalents are maintained with high credit quality institutions, the composition and maturities of which are regularly monitored by management.

The Company’s exposure to credit risk associated with its trading and other activities is measured on an individual counterparty basis, as well as by group of counterparties that share similar attributes. To minimize credit risk, the Company has developed and maintained its credit risk grading to categorize exposures according to their degree of risk of default. The Company did not have any material concentrations of credit risk outside the ordinary course of business as of December 31, 2023 and 2022.

As of December 31, 2022 and 2023 no single customer accounted for more than 10% of accounts receivable balance.

For the year ended December 31, 2022, there was one single customer who accounted for approximately 67.0% of the Company’s revenue.

For the year ended December 31, 2023, there was one single customer who accounted for approximately 59.7% of the Company’s revenue.

F-19

2       Summary of significant accounting policies (cont’d)

(w)	Interest rate risk

As the Company has no significant interest-bearing assets, the Company’s income and operating cash flows are substantially independent of changes in market interest rates.

(x)	Exchange rate risk

Currency risk is the risk that the value of a financial instrument will fluctuate due to changes in foreign exchange rates.

The Group purchase its materials from other countries other than Singapore and transacts in foreign currencies. As a result, the Group is exposed to movements in foreign currency exchange rates arising from normal trading transactions, primarily with respect to Ringgit Malaysia (RM). However, the Group does not use any financial derivatives such as foreign currency forward contracts, foreign currency options or swaps for hedging purposes.

(y)	Liquidity risk

Liquidity risk is the risk that our Company will not be able to meet its financial obligations as they become due. Our Company’s policy is to ensure that it has sufficient cash to meet its liabilities when they become due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to our Company’s reputation. A key risk in managing liquidity is the degree of uncertainty in the cash flow projections. If future cash flows are fairly uncertain, the liquidity risk increases.

Potential impact to the Company’s results of operations for 2023 will also depend on economic impact due to the pandemic and if any future resurgence of the virus globally, which are beyond the Company’s control. There is no guarantee that the Company’s revenues will grow or remain at a similar level year over year in 2024.

(z)	Economic and political risk

The Company’s major operations are conducted in Singapore. Accordingly, the political, economic, and legal environments in Singapore, as well as the general state of Singapore’s economy influence the Company’s business, financial condition, and results of operations.

(aa)	Earnings per share

Earnings per share is calculated using the weighted-average number of common shares outstanding during the period. All classes of stock have in effect the same economic rights and share equally in undistributed net income. Diluted earnings per share is calculated by dividing net income available to stockholders for the period by the diluted weighted-average number of shares outstanding during the period. Diluted earnings per share reflects the potential dilution from common shares issuable through stock options, performance-based restricted stock units that have satisfied their performance factor, restricted shares, and restricted stock units using the treasury stock method.

F-20

3       Recently accounting pronouncements

The Company considers the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued. Under the Jump start Our Business Start-ups Act of 2012, as amended (the “JOBS Act”), the Company meets the definition of an emerging growth company, or EGC, and has elected the extended transition period for complying with new or revised accounting standards, which delays the adoption of these accounting standards until they would apply to private companies.

In May 2020, the FASB issued ASU 2020-05, which is an update to ASU Update No. 2016-13, “Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments”, which introduced the expected credit losses methodology for the measurement of credit losses on financial assets measured at amortized cost basis, replacing the previous incurred loss methodology. The amendments in Update 2016-13 added Topic 326, Financial Instruments — Credit Losses, and made several consequential amendments to the Codification. Update 2016-13 also modified the accounting for available-for-sale debt securities, which must be individually assessed for credit losses when fair value is less than the amortized cost basis, in accordance with Subtopic 326-30, Financial Instruments — Credit Losses — Available-for-Sale Debt Securities. The amendments in this Update address those stakeholders’ concerns by providing an option to irrevocably elect the fair value option for certain financial assets previously measured at amortized cost basis. For those entities, the targeted transition relief will increase comparability of financial statement information by providing an option to align measurement methodologies for similar financial assets. Furthermore, the targeted transition relief also may reduce the costs for some entities to comply with the amendments in Update 2016-13 while still providing financial statement users with decision-useful information. In November 2020, the FASB issued ASU No. 2020-10, which to update the effective date of ASU No. 2016-02 for private companies, not-for-profit organizations and certain smaller reporting companies applying for credit losses, leases, and hedging standard. The new effective date for these preparers is for years beginning after December 15, 2022. The Company adopted the guidance in the first quarter of year fiscal 2022. The adoption of ASU No. 2016-13 did not have a material impact on the Company’s consolidated financial statements and disclosures.

New Accounting Pronouncements Not Yet Adopted

In November 2023, the FASB issued ASU 2023-07 “Segment Reporting (Topic 280)”. The amendment in this Update is intended to improve reportable segment disclosure requirements primarily through enhanced disclosures about significant segment expenses. The amendments also require a public entity disclose the title and position of the CODM and an explanation of how the CODM uses the reported measures of segment profit or loss in assessing segment performance and deciding how to allocate resources. For public entity with single reportable segment, the Update requires the entity to provide all the disclosures required by the amendments in the ASU and all existing segment disclosures in Topic 280. The ASU is effective for years beginning after December 15, 2023, and interim periods within years beginning after December 15, 2024. The Company will adopt this ASU on January 1, 2025 and expects that the adoption will not have a material impact on the Company’s consolidated financial statements and related disclosures.

F-21

3       Recently accounting pronouncements (cont’d)

New Accounting Pronouncements Not Yet Adopted (cont’d)

In December 2023, the FASB issued ASU 2023-09 “Income Taxes (Topic 740): Improvements to Income Tax Disclosures”. The Update requires that public business entities on an annual basis (1) disclose specific categories in the rate reconciliation and (2) provide additional information for reconciling items that meet a quantitative threshold (if the effect of those reconciling items is equal to or greater than 5 percent of the amount computed by multiplying pretax income or loss by the applicable statutory income tax rate). The ASU is effective for public business entities for annual periods beginning after December 15, 2024. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2025. The Company will adopt this ASU on January 1, 2026. The Company does not expect the adoption will have a material impact on the Company’s consolidated financial statements and related disclosures.

Except as mentioned above, our Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on our Company’s consolidated balance sheets, statements of income and comprehensive income and statements of cash flows.

4       Accounts receivable, net

	December 31,	December 31,
	2022	2023
	S$	S$

Accounts receivable	1,331,627	2,521,225
Retention sum	893,224	1,301,976
	2,224,851	3,823,201
Less: Allowance for impairment	–	–
Accounts receivable, net	2,224,851	3,823,201

Accounts receivable of S$2,224,851 and S$3,823,201, is net of an allowance for doubtful accounts and includes amounts of retention on incomplete projects to be completed within one year of S$893,224 and S$1,301,976 at December 31, 2022 and December 31, 2023, respectively. For the years ended December 31, 2022 and 2023, the Company made no allowance for doubtful accounts and charged to the consolidated statements of operations. The Company has not experienced any significant bad debt write-offs of accounts receivable in the past.

F-22

4       Accounts receivable, net (cont’d)

In Singapore, depending on the terms and conditions of the contracts, our clients’ payment terms generally require settlement between 30 and 60 days after the work has been certified. Our major clients typically hold retention money ranging from 3% - 5% of the total contract sum, the first half of which is usually released after the issue of the certificate of practical completion and the remaining portion of which is usually released after the expiry of the defect liability period.

5       Inventories

	December 31,	December 31,
	2022	2023
	S$	S$

Plants and trees	1,157,335	965,000
Inventories	1,157,335	965,000

6       Deposits, prepaid expenses and other receivables

	December 31,	December 31,
	2022	2023
	$	$

Deposits (1)	37,765	152,957
Prepaid expenses (2)	–	17,812
Other receivables (3)	10,800	10,300
Deposits, prepaid expenses and other receivable	48,565	181,069

(1)	Deposits relate to utilities deposit and tender deposit paid for tendering of contract.
(2)	Prepaid expenses relate to prepaid operating expenses.
(3)	Other receivables relate to loan to staff.

F-23

7       Property and equipment, net

Property and equipment, net consists of the following:

	Useful	December 31,	December 31,
	life	2022	2023
		$	$

At cost:

Machinery	5 years	1,142,089	1,142,089
Office equipment	5 years	13,130	13,130
Equipment	5 years	47,164	47,636
Computers	5 years	20,014	20,014
Motor vehicles	5 years	1,251,029	1,246,836
Air conditioners	5 years	17,740	17,740
Property and equipment, gross		2,491,166	2,487,445
Less: Accumulated depreciation		(1,959,118)	(2,027,067)
Property and equipment, net		532,048	460,378

Depreciation expense related to property and equipment was S$131,553 and S$138,165 for 2022 and 2023, respectively.

8       Accrued expenses and other current liabilities

	December 31,	December 31,
	2022	2023
	S$	S$

Accrued operating expenses	78,332	127,558
GST payable	50,375	88,469
Dividend payable	–	1,000,000
Securities deposit received	2,580	2,580
Accrued expenses and other current liabilities	131,287	1,218,607

F-24

9       Leases

The Company’s leasing activities primarily consist of operating leases for offices. ASC 842 requires leases to recognize right-of-use assets and lease liabilities on the balance sheet. The Company has elected an accounting policy to not recognize short-term leases (one year or less) on the balance sheet.

The table below presents the lease-related assets and liabilities recorded on the balance sheet.

	For the Years Ended December 31,
	2022	2023
	S$	S$

Operating lease:
Right-of-use assets	58,249	9,990

Current portion of operating lease liabilities	48,991	10,454
Non-current portion of operating lease liabilities	10,454	–
Total operating lease liabilities	59,445	10,454

The weighted-average remaining lease terms and incremental borrowing rates as of December 31, 2023 and 2022 were as follows:

	For the Years Ended December 31,
	2022	2023
	S$	S$

Weighted-average remaining lease term (months)	15	3
Weighted-average incremental borrowing rate	5.25%	5.25%

During the years ended December 31, 2022 and 2023, the Company incurred total operating lease expenses of S$219,932 and S$50,272, respectively.

F-25

9       Leases (cont’d)

The below table summarizes the maturity of operating lease liabilities as of December 31, 2023

For the Years Ended December 31,	Operating lease amount
S$

2024	10,500
Total lease payments	10,500
Less: imputed interest	(46)
Total lease liabilities	10,454

10       Income taxes

Corporation Income Tax (“CIT”)

BVI

GEBE is considered to be an exempted British Virgin Islands company and are presently not subject to income taxes or income tax filing requirements in the British Virgin Islands or the United States.

Singapore

Garden Beau is operating in Singapore and are subject to the Singaporean tax law at the corporate tax rate at 17% on the assessable income arising in Singapore during its tax year.

F-26

10       Income taxes (cont’d)

The components of income tax expense are as follows:

	For the Years Ended December 31,
	2022	2023
	S$	S$

Current income tax expense
BVI	–	–
Singapore	405,998	734,630
	405,998	734,630

Deferred income tax expense
BVI	–	–
Singapore	–	–
Total income tax expense	405,998	734,630

The reconciliation of income tax rate to the effective income tax rate based on income before income taxes for the years ended December 31, 2022 and 2023 are as follows:

	For the Years Ended December 31,
	2022	2023
	$	$

Income tax at statutory rate	434,421	756,513
Tax effect of:
Expenses not deductible for tax purposes	59,380	32,022
Income not subject to tax	(40,353)	(12,385)
Effect of partial tax exemption and tax relief	(17,425)	(17,425)
Others	(30,025)	(24,095)
	405,998	734,630
Effective tax rate	17.0%	17.0%

F-27

10       Income taxes (cont’d)

Uncertain tax positions

The Company evaluates the uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of December 31, 2022 and 2023, the Company did not have any significant unrecognized uncertain tax positions. The Company did not incur any interest and penalties related to potential underpaid income tax expenses for the years ended December 31, 2022 and 2023 and also did not anticipate any significant increases or decreases in unrecognized tax benefits in the next 12 months from December 31, 2023.

The below table summarizes the Company income taxes payable as of December 31, 2022 and 2023:

	December 31,	December 31,
	2022	2023
	S$	S$

Current income taxes payable	751,998	1,172,963

11       Shareholders’ equity

Ordinary Shares

Our Company was established under the laws of British Virgin Islands on June 26, 2024 with authorized share of 50,000 no par value shares. One thousand shares were issued on June 26, 2024. On October 29, 2024, our Company conducted a Share Split exercise and has in issue 13,888,000 shares subsequent to the Share Split.

Our Company is authorized to issue one class of share.

The holders of our Company’s share are entitled to the following rights:

Voting Rights: Each share of our Company’s share entitles its holder to one vote per share on all matters to be voted or consented upon by the stockholders. Holders of our Company’s shares are not entitled to cumulative voting rights with respect to the election of directors.

Dividend Right: Subject to limitations under Cayman law and preferences that may apply to any shares of preferred stock that our Company may decide to issue in the future, holders of our Company’s shares are entitled to receive proportionally such dividends or other distributions, if any, as may be declared by the Board of our Company out of funds legally available therefor.

F-28

11       Shareholders’ equity (cont’d)

Liquidation Right: In the event of the liquidation, dissolution or winding up of our business, the holders of our Company’s shares are entitled to share proportionally in the assets available for distribution after the payment of all of the debts and other liabilities of our Company, subject to the prior rights of the holders of any preferred stock.

Other Matters: The holders of our Company’s share have no subscription, redemption or conversion privileges. Our Company’s shares do not entitle its holders to pre-emptive rights. All of the outstanding shares of our Company’s shares are fully paid and non-assessable. The rights, preferences and privileges of the holders of our Company’s shares are subject to the rights of the holders of shares of any series of preferred stock which our Company may issue in the future.

Dividend Distribution

On December 31, 2023, the Company approved the distribution of interim dividend of S$6,000,000 to the shareholders.

12       Related party transactions

In the ordinary course of business, during the years ended December 31, 2022 and 2023, the Company had been involved in transactions with related parties in the ordinary course of business. These transactions were conducted at either cost or current market prices and adhered to standard commercial terms, including repayment term of 30 days.

Nature of transactions	For the Years Ended December 31,
	2022	2023
	$	$

Rent of land
- Green Earth Centre Pte. Ltd.	168,500	179,023

Mr. Tay Toh Kim and Ms. Toh Gek Hong are the Directors of Green Earth Centre Pte. Ltd. Both Mr. Tay Toh Kim and Ms. Toh Gek Hong each owned 50% stake in Green Earth Centre Pte. Ltd.

As of December 31, 2022 and 2023, the normal commercial terms among related parties includes repayment terms of 30 days.

F-29

13       Concentration of risk

The Company is exposed to the following concentrations of risk:

(i)	Major customers

For the year ended December 31, 2022, there was one single customer who accounted for approximately 67.0% of the Company’s revenue.

For the year ended December 31, 2023, there was one single customer who accounted for approximately 59.7% of the Company’s revenue.

(ii)	Major vendors

For the year ended December 31, 2022, the vendor who accounted for approximately 10% or more of the Company’s purchases and its outstanding payable balances as at year end date, is presented as follows:

	Year Ended December 31, 2022		Year Ended December 31, 2023
	%	S$	%	S$

Vendor A	40.3	152,901	49.6	–

(b)	Credit risk

Financial instruments that potentially subject the Company to credit risk consist of cash equivalents, restricted cash, accounts and loans receivable. Cash equivalents are maintained with high credit quality institutions, the composition and maturities of which are regularly monitored by management. The Singapore Deposit Protection Board pays compensation up to a limit of S$75,000 (approximately US$55,465) if the bank with which an individual/a company holds its eligible deposit fails. As of December 31, 2023, bank and cash balance of S$2,585,754 were maintained at financial institutions in Singapore which were subject to credit risk. While management believes that these financial institutions are of high credit quality, it also continually monitors their credit worthiness.

For accounts receivable, the Company determines, on a continuing basis, the probable losses and sets up an allowance for doubtful accounts based on the estimated realizable value.

F-30

14       Segmental information

ASC 280, “Segment Reporting,” establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for details on the Company’s business segments. The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. Management, including the chief operating decision maker, reviews operation results by the revenue of different products. Based on management’s assessment, the Company has determined that it has only one operating segment as defined by ASC 280.

15       Commitments and contingencies

Litigation — From time to time, our Company may be involved in various legal proceedings and claims in the ordinary course of business. Our Company currently is not aware of any legal proceedings or claims that it believes will have, individually or in the aggregate, a material adverse effect on its business, financial condition, operating results, or cash flows.

As of December 31, 2022 and 2023, our Company has no material commitments or contingencies.

16       Subsequent events

Except as disclosed above, in accordance with the requirements of ASC Topic 855, the Company evaluated subsequent events and transactions that occurred after the balance sheet date through November 8, 2024, the date that the audited consolidated financial statements were available to be issued, and determined that that no subsequent events have occurred that would require recognition or disclosure in these financial statements.

F-31

Until [•], 2024 (the 25th day after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

[            ] Ordinary Shares

GEBE Environmental Technology Limited

Prospectus dated [•], 2024

CATHAY SECURITIES, INC.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 6. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Our Articles of Association provide that we shall indemnify any of our directors, officers or anyone serving at our request as a director or officer of another entity against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with legal, administrative or investigate proceeding; provided that such indemnification shall not apply unless the person claiming such indemnification acted honestly and in good faith and in what he or she believed to be the best interests of the Company and, in the case criminal proceedings, the person had no reasonable cause to believe that his or her conduct was unlawful. We may pay any expenses, including legal fees, incurred by any such person in defending any legal, administrative or investigative proceedings in advance of the final disposition of the proceedings. If a person to be indemnified has been successful in defense of any proceedings referred to above, the director or officer is entitled to be indemnified against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred by the director or officer in connection with the proceedings.

We may purchase and maintain insurance in relation to any of our directors or officers against any liability asserted against the directors or officers and incurred by the directors or officers in that capacity, whether or not we have or would have had the power to indemnify the directors or officers against the liability as provided in our Articles of Association.

Pursuant to indemnification agreements, the form of which is filed as Exhibit 10.1 to this Registration Statement, we have agreed to indemnify our directors and officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our Company.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 7. RECENT SALES OF UNREGISTERED SECURITIES.

During the past three years, we have issued the following securities which were not registered under the Securities Act. We believe that each of the following issuance was exempt from registration under the Securities Act in reliance on Regulation D under the Securities Act or pursuant to Section 4(2) of the Securities Act regarding transactions not involving a public offering or in reliance on Regulation S under the Securities Act regarding sales by an issuer in offshore transactions. No underwriters were involved in these issuances of securities.

Upon the incorporation of our Company on June 26, 2024, we issued 1,000 shares to Gek Hong Toh at a consideration of US$1,000.

II-1

On October 14, 2024, pursuant to a director resolution passed on September 11, 2024, we increased our authorized shares from a maximum of 50,000 no par value shares to a maximum of 532,000,000 no par value shares. An aggregate of 531,000 ordinary shares were issued to Gek Hong Toh on October 21, 2024 as consideration for all the issued shares of Garden Beau. On October 29, 2024, we effected a share combination, whereby every 532 authorized and issued ordinary shares with no par value in the Company were combined into one (1) ordinary share with no par value. Immediately following the share combination becoming effective, each of our authorized and issued shares were sub-divided into 13,888 Ordinary Shares with no par value, upon which our authorized shares became 13,888,000,000 Ordinary Shares with no par value, and our issued and outstanding shares were 13,888,000 Ordinary Shares with no par value held by Gek Hong Toh.

ITEM 8. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a) Exhibits

See Exhibit Index beginning on page II-6 of this registration statement.

(b) Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the Consolidated Financial Statements or the Notes thereto.

ITEM 9. UNDERTAKINGS.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(a)	The undersigned registrant hereby undertakes that:

(1)	to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	to include any prospectus required by Section 10(a)(3) of the Securities Act;

II-2

(ii)	to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)	to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; provided, however, that paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the registration statement.

(2)	that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offerings.

(4)	to file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Act (15 U.S.C. 77j(a)(3)) need not be furnished, provided that the Registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (a)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements.

(5)	that, for the purpose of determining liability under the Securities Act to any purchaser:

(i)	if the issuer is relying on Rule 430B:

(A)	each prospectus filed by the undersigned issuer pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

II-3

(B)	each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offerings described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

(ii)	if the issuer is relying on Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(6)	that, for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	any preliminary prospectus or prospectus of the undersigned Registrant relating to the offerings required to be filed pursuant to Rule 424;

(ii)	any free writing prospectus relating to the offerings prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrant;

II-4

(iii)	the portion of any other free writing prospectus relating to the offerings containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(iv)	any other communication that is an offer in the offerings made by the undersigned Registrant to the purchaser.

(b)	The undersigned registrant hereby undertakes that:

(1)	for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

II-5

EXHIBIT INDEX

Exhibit No.	Description
1.1*	Form of Underwriting Agreement
3.1*	Amended and Restated Memorandum and Articles of Association
4.1*	Specimen Certificate for Ordinary Shares
4.2*	Form of Representative’s Warrants
5.1*	Opinion of Conyers Dill & Pearman Pte. Ltd. regarding the validity of the Ordinary Shares being registered
10.1*	Form of Indemnification Agreement with the Registrant’s directors and officers
10.2*	Form of Employment Agreement by and between executive officers and the Registrant
10.4*	Sub-Contract between China Jingye Engineering Corporation Limited (Singapore Branch) and Garden Beau Ptd Ltd dated February 24, 2020.
10.5*	Sub-Contract between Lum Chang Building Contractors Pte Ltd and Garden Beau Ptd Ltd dated February 18, 2021.
10.6*	Sub-Contract between China Jingye Engineering Corporation Limited (Singapore Branch) and Garden Beau Ptd Ltd dated March 21, 2022.
21.1*	Subsidiaries
23.1*	Consent of NLA DFK Assurance PAC
23.2*	Consent of Conyers Dill & Pearman Pte. Ltd. (included in Exhibit 5.1)
23.3*	Consent of Bird & Bird (Singapore)
24.1	Powers of Attorney (included on signature page)
99.1*	Code of Business Conduct and Ethics of the Registrant
99.2*	Audit Committee Charter
99.3*	Compensation Committee Charter
99.4*	Nominating and Corporate Governance Committee Charter
99.5*	Consent of Luck Khng Tan
99.6*	Consent of Jia Kwang Long
99.7*	Consent of Thai Weng Leyng
99.8*	Form of Executive Compensation Recovery Policy of the Registrant
107*	Filing Fee Table
____________

*        To be filed by amendment.

II-6

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Singapore, on [  ], 2024.

GEBE Environmental Technology Limited

By:	/s/ Gek Hong Toh
Gek Hong Toh
Chief Executive Officer and Director
(Principal Executive Officer)

Power of Attorney

Each person whose signature appears below constitutes and appoints each of Gek Hong Toh and Tze Huei Chong as attorneys-in-fact with full power of substitution, for him or her in any and all capacities, to do any and all acts and all things and to execute any and all instruments which said attorney and agent may deem necessary or desirable to enable the registrant to comply with the Securities Act of 1933, as amended (the “Securities Act”), and any rules, regulations, and requirements of the Securities and Exchange Commission thereunder, in connection with the registration under the Securities Act of ordinary shares of the registrant (the “Shares”), including, without limitation, the power and authority to sign the name of each of the undersigned in the capacities indicated below to the Registration Statement on Form F-1 (the “Registration Statement”) to be filed with the Securities and Exchange Commission with respect to such Shares, to any and all amendments or supplements to such Registration Statement, whether such amendments or supplements are filed before or after the effective date of such Registration Statement, to any related Registration Statement filed pursuant to Rule 462(b) under the Securities Act, and to any and all instruments or documents filed as part of or in connection with such Registration Statement or any and all amendments thereto, whether such amendments are filed before or after the effective date of such Registration Statement; and each of the undersigned hereby ratifies and confirms all that such attorney and agent shall do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Gek Hong Toh	Chief Executive Officer and Director	, 2024
Name: Gek Hong Toh	(Principal Executive Officer)

/s/ Tze Huei Chong	Chief Financial Officer and Director	, 2024
Name: Tze Huei Chong	(Principal Accounting and Financial Officer)

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SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of America of GEBE Environmental Technology Limited, has signed this registration statement or amendment thereto in New York, New York on [  ], 2024.

[ ]
Authorized U.S. Representative

By:	/s/
Name:	[ ]
Title:	[ ]

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